3/11


05006411

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL


PROCESSED
MAR 11 2005
THOMSON FINANCIAL

REGISTRANT'S NAME Henkel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4437 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/11/05

Annual Report 2004

82-4437

Quality Worldwide

ARLS
12-31-04



Henkel

A Brand like a Friend

Henkel Group: Financial Highlights

in million euros

		2003 before exceptional items[1]	**2004 before exceptional items[2]**	+/-	2003	**2004**	+/-
Sales		**9,436**	**10,592**	**12.3 %**	**9,436**	**10,592**	**12.3 %**
EBITA[3]		**835**	**1,000**	**19.6 %**	**831**	**2,362**	**> 100 %**
Return on sales (EBITA)	%	**8.8**	**9.4**	**0.6 pp**	**8.8**	**22.3**	**13.5 pp**
Operating profit (EBIT)		**710**	**800**	**12.7 %**	**706**	**1,920**	**> 100 %**
Laundry & Home Care		287	300	4.7 %	287	300	4.7 %
Cosmetics/Toiletries		194	225	16.2 %	194	225	16.2 %
Consumer and Craftsmen Adhesives		141	150	6.1 %	141	150	6.1 %
Henkel Technologies		194	235	21.5 %	194	235	21.5 %
Return on sales (EBIT)	%	**7.5**	**7.5**	**0.0 pp**	**7.5**	**18.1**	**10.6 pp**
Net earnings		**504**	**544**	**7.9 %**	**530**	**1,736**	**> 100 %**
Earnings after minority interests		**493**	**543**	**10.1 %**	**519**	**1,735**	**> 100 %**
Earnings per preferred share before amortization of goodwill	**in euros**	**4.34**	**5.21**	**20.0 %**	**4.52**	**15.21**	**> 100 %**
Earnings per preferred share	**in euros**	**3.47**	**3.82**	**10.1 %**	**3.65**	**12.13**	**> 100 %**
Return on capital employed (ROCE)	%	**16.3**	**13.0**	**–3.3 pp**	**16.2**	**30.9**	**14.7 pp**
Capital expenditures		**321**	**344**	**7.2 %**	**321**	**344**	**7.2 %**
Research and development costs		**257**	**272**	**5.8 %**	**257**	**272**	**5.8 %**
Number of employees (annual average)		**48,328**	**49,947**	**3.4 %**	**48,328**	**49,947**	**3.4 %**
Dividend per ordinary share	**in euros**	**1.14**	**1.24[4]**	**8.1 %**	**1.14**	**1.24[4]**	**8.1 %**
Dividend per preferred share	**in euros**	**1.20**	**1.30[4]**	**8.3 %**	**1.20**	**1.30[4]**	**8.3 %**

[1] exceptional items 2003: sale of participation in Wella, Extended Restructuring measures, Clorox share buy-back pp = percentage points
[2] exceptional items 2004: exchange of investment in Clorox, impairment losses on goodwill, Advanced Restructuring measures [3] operating profit before goodwill amortization [4] proposed

Contents

Vision

Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful.

Values

We are customer driven. We develop superior brands and technologies. We aspire to excellence in quality. We strive for innovation. We embrace change. We are successful because of our people. We are committed to shareholder value. We are dedicated to sustainability and corporate social responsibility. We communicate openly and actively. We preserve the tradition of an open family company. Quality from Henkel.

Three areas of competence, four business sectors


Henkel
A Brand like a Friend
Home Care
Personal Care
Adhesives, Sealants & Surface Treatment
Persil
Vision
Pritt
Loctite 243
Consumer
Industry
Quality with Brands & Technologies

Dear Shareholders,

We are pleased to report that all our business sectors performed well once again in fiscal 2004, a year characterized by difficult underlying economic conditions in certain regions. The basis for this success, aside from the talent and commitment of our employees, was provided by strong market initiatives and strategically important acquisitions.

The most important facts concerning our business development in 2004 read as follows:

- Total sales increased by 12.3 percent to 10.6 billion euros
- Organic sales grew 2.9 percent (after adjusting for foreign exchange and acquisitions/divestments)
- Operating profit (EBIT) increased by 172.1 percent to 1,920 million euros; before exceptional items, EBIT rose 12.7 percent to 800 million euros
- Return on capital employed (ROCE) rose 14.7 points to 30.9 percent; before exceptional items, ROCE was 13.0 percent
- Earnings per preferred share amounted to 12.13 euros; before exceptional items, earnings per preferred share increased to 3.82 euros
- The Management Board, Shareholders' Committee and Supervisory Board will propose to the Annual General Meeting a dividend payout of 1.30 euros per preferred share and 1.24 euros per ordinary share

The businesses operating in our three areas of competence – Home Care, Personal Care and Adhesives, Sealants & Surface Treatment – performed well, not only in Eastern Europe, Latin America and the USA but also in the Asia-Pacific region. While the consumer climate in Germany presented us with a number of challenges, we still succeeded through a series of initiatives implemented within our markets in consolidating and expanding our market shares.

The 2004 financial year was primarily characterized by the expansion of our business in the USA and the strengthening of our strong positions in Europe and Asia.

In the USA, the largest single market in the world, we undoubtedly took our most important steps to date in 2004. Through the acquisition of major US companies, namely The Dial Corporation and ARL (Advanced Research Laboratories), we have assumed a major position in the consumer goods market. As a result, we have now become one of the leading manufacturers of detergents and cosmetics, not only in Europe but also in the United States. Following the acquisition of the US adhesives companies Sovereign Specialty Chemicals and Orbseal, we have also substantially strengthened our Consumer and Craftsmen Adhesives and Henkel Technologies business sectors in the US, where both businesses now hold leading market positions. Finally, we exchanged our 29 percent stake in The Clorox Company for a composite package comprised of highly profitable product groups complementary to Henkel's brands portfolio, plus the Clorox stake in Henkel Ibérica and cash. The cash received enabled us to significantly reduce the level of debt resulting from the acquisition of Dial. The result was an exchange of a significant financial participation for an operating business. When we combine


KEL-LIF

Dipl.-Ing. Albrecht Woeste
Chairman of the Shareholders' Committee
and of the Supervisory Board

Prof. Dr. Ulrich Lehner
Chairman of the Management Board

our existing North American operations with the Dial, ARL, Sovereign, and Orbseal acquisitions and the product groups aquired from Clorox, we expect to generate about a quarter of our world sales for 2005 in North America. These developments also mean a reduction in our dependence on individual markets, higher margins and the benefit of additional know-how from the companies acquired.

In addition to North America, our businesses in the Asia-Pacific region have now assumed sufficient scale to provide a good platform for further internally generated growth. We intend to accelerate this growth further through additional carefully selected and effectively targeted acquisitions.

Aware of the ongoing need to strengthen our competitiveness in the international arena, we have decided to extend our successful "Strong for the Future" program with further restructuring projects. The purpose will be to streamline our structures to meet the changing external market conditions, again acting from a position of strength. The decision to reduce employment levels is regrettable but unavoidable. Redundancies will be handled in a socially responsible manner, which is in the Henkel tradition, and in agreement with the appropriate employee representatives. The projects have been allocated a budget of around 400 million euros, and we expect savings of around 125 million euros per year beginning in 2007.

These measures are therefore part of our recently revised strategic financial plan in which we are aiming for an organic growth rate in sales of between 3 and 4 percent per year until 2008. This means that we want to grow faster than the market. We want to improve our return on sales (EBIT) to 12 percent and the return on capital employed (ROCE) to 16 percent. Earnings per preferred share are expected to increase by at least 10 percent year on year.

A number of new appointments to the Management Board were announced in 2004, due to the impending departure of three members who have reached retirement age. The appointments of Dr. Friedrich Stara, Hans Van Bylen and Kasper Rorsted will foster the continuity, internationality and successful growth policies that we seek.

Incorporated in our strategy for success is Henkel's commitment to pursue its goals on the basis of strict business ethics and a corporate governance concept that is as effective as it is responsible. For us, these are elements of a comprehensive set of principles.

We fully subscribe to the concept of sustainable development and are a member of the UN Global Compact initiative. We take this responsibility seriously, a fact that we underscored in our response to the tragedy of the Asian Tsunami, the greatest natural catastrophe in living memory. As a company, we were very fortunate that our sites in the region were unaffected. Within the framework of our Corporate Citizenship initiative, we have provided our companies in the countries affected with around 1 million euros as immediate aid so that the local people can be given the assistance they need as quickly as possible.

Looking at 2005, our plan is to extend our focus on organic growth, supported by strong market initiatives and attractive innovations from our research and development activities in both the consumer and industrial segments. Our restructuring projects will provide us with the increased cost efficiency we need for managing our organization flexibly and with a market-focused orientation. At the same time, we intend to utilize all the potential synergies available to us as we continue to integrate our acquisitions.

Motivated and talented employees eager to learn are the key to our success. Consequently, in 2005 we will continue our investment in their development and training. Our people are proud of their company and are committed to it. Their knowledge and their experience are vital to Henkel's position as a purveyor of quality and to ensuring that Henkel remains a viable and attractive investment going forward.

We thank our employees for their loyalty and commitment and we are grateful to you, our shareholders, for your kind support and confidence. Our thanks also go to the corporate bodies and committees for their advice, guidance and constructive criticism. We have every reason to look forward to the future with confidence, knowing that we can build on the qualities of our people and the quality of our brands – worldwide and across all frontiers.

Sincerely yours,



Dipl.-Ing. Albrecht Woeste
Chairman of the Shareholders' Committee and of the Supervisory Board



Prof. Dr. Ulrich Lehner
Chairman of the Management Board of Henkel KGaA







Prof. Dr. Ulrich Lehner[1]
Chairman of the Management Board
Born May 1, 1946 in Düsseldorf/Germany; with Henkel since 1981 with an interim break of three years.

Quality Worldwide:
"Although our focus in 2004 was very much on North America, the largest single market in the world, we have not lost sight of our other markets elsewhere around the globe."

Dr. Lothar Steinebach
Executive Vice President Finance
Born January 25, 1948 in Wiesbaden/Germany; with Henkel since 1980.

Quality Worldwide:
"An internationally recognized, solid financial structure – confirmed by an A-rating from major rating agencies – provides us with a firm basis for our future development. With such a rating, we always have the possibility of financing our businesses on the basis of good terms and conditions from the international capital markets."

Knut Weinke
Executive Vice President Human Resources/ Logistics/Information Technologies
Born February 16, 1943 in Trier/Germany; with Henkel since 1969.

Quality Worldwide:
"We put our faith in the capabilities and enthusiasm of our employees. As different as we are, our success derives in no small part from our shared objectives and commonly held values. We encourage employees to think and act internationally by supporting them with global management standards. We also truly appreciate the opportunities that accrue from our wide variety of cultural perspectives."



Dr. Klaus Morwind[1]
Executive Vice President Laundry & Home Care
Born June 9, 1943 in Vienna/Austria; with Henkel since 1969.

Quality Worldwide:
"We are currently the world number three in the Laundry & Home Care market. With our new focus on North America, our market position is likely to strengthen. And with our exceptional qualities, the potential for growth in countries such as Russia, India, Mexico and China, is also excellent."

Prof. Dr. Uwe Specht[1]
Executive Vice President Cosmetics/Toiletries
Born July 21, 1943 in Lörrach/Germany; with Henkel since 1969.

Quality Worldwide:
"Through our acquisitions in North America we have taken an important step into the world's largest cosmetics market. The USA has thus joined Europe as a major strtegic focus. This means a change in our approach: Our largest cosmetics brand after Schwarzkopf is now Dial; the largest retail customer is now Wal-Mart."

Alois Linder
Executive Vice President Consumer & Craftsmen Adhesives
Born August 4, 1947 in Spittal/Austria; with Henkel since 1979.

Quality Worldwide:
"Our global presence makes us more independent of local and regional market fluctuations. And our international structures enable us to launch innovations quickly right around the world – a significant advantage compared with our competitors operating in the marketplace."

Dr. Jochen Krautter[1]
Executive Vice President Henkel Technologies
Born October 24, 1942 in Stuttgart/Germany; with Henkel since 1973.

Quality Worldwide:
"Henkel Technologies is globally structured. And we generate two thirds of our sales with our ten internationally established brands. Now that's quality worldwide!"

[1] Personally liable managing partner

Henkel at a glance

- Global supplier of brands and technologies
- 129 years of brands success
- Three areas of competence: Home Care; Personal Care; Adhesives, Sealants & Surface Treatment
- Sales increase of 12.3 percent to 10,592 million euros; organic sales growth of 2.9 percent
- Operating profit (EBIT) 2004 before exceptional items: 800 million euros (up 12.7 percent)

The four business sectors of the Henkel Group


Persil
MEGAPERLS

Laundry & Home Care

Our product portfolio encompasses heavy-duty detergents, special detergents and household cleaners.

- We are the number three worldwide
- On the basis of our strengths in Europe and North America, we are further extending our world market position, particularly in Eastern Europe and Mexico


Schwarzkopf
silk-flex
2

Cosmetics/Toiletries

Our product range includes hair cosmetics, body care, skin care, oral care and hair salon products.

- We are in the top ten worldwide
- We are the number four in Europe
- We are strengthening our presence in the North American market


Power
Pritt

Consumer and Craftsmen Adhesives

Our broad-based portfolio includes home decoration products, adhesives and correction products for the home and office, and building adhesives.

- We are the world market leader
- Our growth is driven by innovations and acquisitions
- We intend to further strengthen our positions, particularly outside Europe


LOCTITE
243
THREADLOCKER

Henkel Technologies

Our industrial and engineering adhesives, sealants and surface treatments provide system solutions of worldwide repute.

- We are the world market leader
- We offer tailor-made solutions derived from our in-depth knowledge of our customers' processes
- We are developing new applications and tapping the potential for growth in every region of the world

Quality Worldwide – created by 50,000 employees in 125 countries on five continents.

2004 sales by business sector


Corporate 3 %
Laundry & Home Care 34 %
Henkel Technologies 26 %
Consumer and Craftsmen Adhesives 14 %
Cosmetics/ Toiletries 23 %

2004 EBIT by business sector[1]


Henkel Technologies 26 %
Laundry & Home Care 33 %
Consumer and Craftsmen Adhesives 16 %
Cosmetics/ Toiletries 25 %

[1] excluding Corporate

2004 sales by region


Europe/Africa/ Middle East 67 %
Corporate 3 %
Asia-Pacific 7 %
Latin America 4 %
North America 19 %

2004 EBIT by region[1]


Europe/Africa/ Middle East 81 %
Asia-Pacific 3 %
Latin America 1 %
North America 15 %

[1] excluding Corporate

Product portfolio

Laundry & Home Care


Persil
MEGAPERLS
Dixan
Purex
Vernel
Somat
3 in 1
MiR
Pril
Bref
XTRA
BLUE POWER
Spee

Heavy-duty detergents; special detergents; fabric softeners; laundry conditioning products; dishwashing products; household cleaners; scouring agents; floor and carpet care products; bath and toilet cleaners; glass cleaners; kitchen cleaners and special cleaning products ○ No. 1 in Germany, No. 2 in Europe, No. 3 worldwide ○ Dial brands: Purex, Renuzit, Armour

Cosmetics/Toiletries


Dial
COMPLETE
FOAMING
HAND WASH
POLY
palette
RUBINROT
got2b

Hair shampoos and conditioners; hair colorants; hair styling and permanent wave products; toilet soaps; bath and shower products; deodorants; skin creams; skin care products; dental care and oral care products; perfumes and fragrances; hair salon products ○ No. 1 in Germany, No. 4 in Europe, No. 8 worldwide ○ Dial brands: Dial, Coast, Tone, Pure & Natural

Consumer and Craftsmen Adhesives


Pattex
Power-Kleber
Power
Pritt
Ceresit
CN 75
LOCTITE
SUPER GLUE
SOS
Metylan
TG
Tapeziergeräte-Kleister
Sista
Thomsit
T 490 TEX
DUCK TAPE
Tangit
MAKROFLEX

Wallpaper pastes; ceiling, wall covering and tile adhesives; home decoration products; sealants; polyurethane foam fillers; cyanoacrylates; contact adhesives; wood glues; assembly adhesives; PVC pipe adhesives; flooring adhesives; building adhesives; coatings; roofing products; glue sticks; glue rollers; correction products; adhesive tapes ○ No. 1 in Germany, No. 1 in Europe, No. 1 worldwide

Henkel Technologies


Purmelt
DORUS
Liofol
LOCTITE
Teroson
Adhesin
technomelt
supra

Bookbinding, labeling, wood, sanitary product, structural, packaging and laminating adhesives; reactive adhesives; high-performance sealants; polyurethane adhesives and elastomer sealants; cable insulating compounds; corrosion inhibitors; products and application systems for the chemical surface treatment of metals, PVC and polyacrylate plastisols; water treatment products; cleaning products; lubricants ○ No. 1 in Germany, No. 1 in Europe, No. 1 worldwide

Highlights 2004

Appointed future members of the Management Board



Hans Van Bylen
Born April 26, 1961 in Berchem/Belgium; with Henkel since 1984.
Executive Vice President Cosmetics/ Toiletries effective July 1, 2005.



Kasper Rorsted
Born February 24, 1962 in Aarhus/Denmark; with Henkel as from April 2005.
Executive Vice President Human Resources/ Logistics/Information Technologies effective April 1, 2005.



Dr. Friedrich Stara
Born March 3, 1949 in Amstetten/Austria; with Henkel since 1976.
Executive Vice President Laundry & Home Care effective July 1, 2005.

Laundry & Home Care

New products

Persil Megaperls with ShortWash formula; Weißer Riese with OXI energy; Wipp Powder Pouches; Persil Color powder; Bref Power cleaner

Acquisitions

March 2004

- The Dial Corporation, Scottsdale, Arizona, USA
- The Mas business of Master Products Group, Mexico

Cosmetics/Toiletries

New products

got2b; Igora Vibrance; Diadermine Body Perfect; Denivit Intensiv tooth whitening cream; Theramed Express-Weiss; Taft Silk Flex line

Acquisitions

February 2004

- Advanced Research Laboratories (ARL), Costa Mesa, California, USA

March 2004

- The Dial Corporation, Scottsdale, Arizona, USA

June 2004

- The Indola cosmetics business of Alberto-Culver Inc., Melrose Park, Illinois, USA

Consumer and Craftsmen Adhesives

New products

Loctite Superglue S.O.S. Repair; Metylan secura; Power Pritt gel

Acquisitions

December 2004

- Sovereign Specialty Chemicals Inc., Chicago, Illinois, USA

Henkel Technologies

New products

Purmelt MicroEmission; epoxy resin adhesive products for the aerospace industry; Multicore lead-free solvent paste; P3 cleaning products

Acquisitions

November 2004

- Orbseal LLC, Richmond, Missouri, USA

December 2004

- Sovereign Specialty Chemicals Inc., Chicago, Illinois, USA


MOUNTAIN BREEZE
IMPROVED!
WHITER WHITES
BRIGHTER COLORS
Purex

Elaine Ford, Tulsa, Oklahoma, USA:
"My son loves his fluffy stars & stripes bath towel. That's why I wash it – like all our laundry – with Purex. With Purex, my wash not only comes out clean but also smells fresh. It makes all of us feel comfortable."

Strategy: Profitable growth worldwide

The long-term strategy of the Henkel Group is to concentrate on its three areas of competence:

- **Home Care**
- **Personal Care and**
- **Adhesives, Sealants & Surface Treatment**

Through our four business sectors operating in these three areas, we already occupy leading market positions, and we intend to further expand these on a global scale.

It is against this background that the transactions of fiscal 2004 – our Dial, ARL and Sovereign acquisitions and the exchange of our Clorox investment – should be viewed.

We are particularly aware in this regard of the need to achieve a regional balance in our portfolio. With a share of just 12 percent in fiscal 2003, North America was under-represented in our Group sales breakdown. Through the acquisition of Dial, ARL, Sovereign and certain Clorox operating businesses, this situation has changed considerably, as these operations generate the majority of their sales in North America. This market is particularly attractive for us because it is significantly more profitable than that of Western Europe and further offers above-average growth potential.

Thanks to the acquisitions, sales for 2005 in North America are expected to rise to 25 percent of total Henkel sales, thus approximately doubling the share compared to 2003.

Aside from the important North American market, we are also keeping Asia in our sights. We expect in the future to realize a larger proportion of our sales there than is currently the case.

Our business sectors Laundry & Home Care and Cosmetics/Toiletries occupy leading positions in their respective European markets. With the aid of the Dial, ARL and Indola acquisitions, we have now strengthened our market position in both segments worldwide.

Our business sectors Consumer and Craftsmen Adhesives and Henkel Technologies are both number one in their respective segments worldwide. And their market leadership was further extended through the acquisition of Sovereign.

We intend in the future to continue to improve our already strong positions in all four business sectors, profitably growing our operations both organically and through selected acquisitions. Achieving a global presence is essential to securing our future. Our commitment to this goal was further underlined in fiscal 2004 with double-digit percentage increases in our sales in North America, Latin America, Eastern Europe and the Asia-Pacific region.

Our innovative strength and high levels of quality aligned to the needs of our target groups are expected to significantly enhance our organic growth on an international scale – in keeping with the motto


Spee
gel


Somat
2in1


Vernel



The Company

"Quality Worldwide". We shall focus on our strong brands and drive forward the internationalization of our brands portfolio in all our business sectors. However, the balance between strong international brands and strong regional and local brands will continue to be of strategic importance for us.

Our 2008 financial targets indicate our commitment to ongoing profitable growth.

2008 financial targets

Organic sales growth p.a.	3 – 4 %
EBIT margin 2008	12 %
ROCE 2008	16 %
Growth in earnings per share p.a.	≥ 10 %

Laundry & Home Care strategy

The Laundry & Home Care business sector intends to continuously expand its global market position from a leading position in Europe. Regional growth takes the highest priority within this context, ahead of the development of additional product categories.

Following the acquisitions of 2004, Henkel has become the third largest supplier in the world market. Our entry in the North American market is of major strategic significance for our global business. In addition, the acquired know-how in the case of air fresheners and insecticides will enable us to develop these attractive product categories in further selected countries.

Aside from growth generated through carefully targeted acquisitions, organic expansion will again take on major significance going forward. Our objective here is to grow faster than our competitors in the respective national markets. This will provide us with economies of scale leading to increased efficiency in production, advertising and distribution, thus continuously improving our margins.

The strategy with respect to our three market segments is as follows:

Heavy-duty detergents, the largest and most global market segment, is our base-load business. It provides us with critical mass in virtually every country, thus providing an important platform for our business activities in each case.

Special detergents, the most profitable market segment, and one in which the emphasis is currently very much on Europe, is particularly expected to expand in countries outside Europe and will improve our profitability there over the medium term.

The household cleaners segment has acquired the role of a growth engine due to the above-average rates of market increase and our readily expandable presence outside Europe. Aside from the classic household cleaners, special cleaning products and dishwashing detergents, we now also manage the air freshener business acquired with Dial and the insecticide business obtained from Clorox within this segment.

Cosmetics/Toiletries strategy

The Cosmetics/Toiletries business sector is active in both the branded consumer goods and the hair salon businesses. Its portfolio encompasses products for hair cosmetics, body and skin care, and also oral care.

A central element of our strategy here involves driving the worldwide expansion of our activities with the regional focus on Europe, North America and Asia-Pacific. While the European business is to be primarily expanded on an organic basis, our intention in the other regions is to achieve further growth through acquisitions. As part of this strategy, Henkel acquired the companies Dial and ARL in the USA in fiscal 2004, thus significantly improving our market position in North America.

In the branded consumer goods segment, the emphasis is on further globalization of our hair cosmetics business under the Schwarzkopf umbrella brand. The specific focus here will initially be on our hair colorants and then on our Gliss, Schauma and Taft brands. The body care segment will concentrate on consolidating its market position in Europe and achieving rapid expansion of the Dial business in North America. The skin care business will continue to focus on the European roll-out of Diadermine. The oral care segment will likewise be concentrating on Europe.

We also intend to further expand our hair salon business internationally as part of our strategy. The acquisition of Indola in 2004 constituted a further step in this direction.

Consumer and Craftsmen Adhesives strategy

The Consumer and Craftsmen Adhesives business sector is active in three market segments: adhesives and adhesive tapes for home, school and office; adhesives and sealants for DIY and craftsmen; and building adhesives.

Products for the home, school and office constitute our core business. With Pritt, we are able to offer an internationally strong brand that we intend to further expand.

Special priority is being given to growing the craftsmen segment. In developing markets, expanding business via the craft trades is an effective approach as the private consumption of our products within this category tends still to be relatively insignificant. In developed markets, the craft business is a source of new technologies and, with effective know-how and image transfer, is a major factor for success in the follow-on DIY business. It is within this context that the acquisition of Sovereign should be regarded. As a result of the acquired businesses with assembly adhesives and sealing compounds, the Consumer and Craftsmen Adhesives business sector has become a leading supplier to the craft trades in North America.

Our building adhesives business is also to be further expanded, with Eastern Europe earmarked as an important growth region of the future. We likewise intend to further exploit the additional market potential identified in other regions. For example, we are supplementing the Fester portfolio acquired in Mexico with Henkel products that have already proven successful in other local markets, thus developing additional segments in Latin America.

Henkel Technologies strategy

The Henkel Technologies business sector specializes in industrial adhesive and sealant applications, and the cleaning and protection of the surfaces of metals and metal substitutes. Henkel Technologies pools advanced technologies to provide its customers with a complete range of solutions.

Henkel Technologies is the world leader in its field. Our aim is to exploit the sales potential of our markets through organic growth, regional expansion – particularly in Asia and Eastern Europe – and through carefully selected acquisitions. Hence our acquisition of Sovereign and Orbseal, both of which significantly improve our standing in the USA and bring us a further step closer to our objective of achieving leading market positions in all regions and in all relevant market segments.

Our market positions and global presence provide the necessary platform for effectively serving, and earning the long-term loyalty of, our globally active customers. Our customer relationship management efforts are supported by above-average performance in all our operational functions, but particularly in the fields of research and development, production and process technology, supply chain management, and marketing and distribution.


Schwarzkopf
silk-flex
2

Olga Ivanova, Moscow, Russia: "Outdoor photo-shoots can be tiring and you cannot always rely on the weather. For a flexible hold and a silky smooth shine for my hair, I use the new Silk-Flex hairspray from Drei Wetter Taft. The hold is just perfect and lasts the whole day, whatever the weather."

Shares: Increased international interest

- Contacts with North American and European investors extended
- Average preferred share trading volume increased
- Henkel outperforms consumer goods index
- Investor Relations website remodeled

Overall, the international stock markets finished 2004 slightly up. However, in the course of the year the leading stock exchanges provided a mixed picture with significant fluctuations – due not least to developments in the oil price and the US dollar exchange rate. It was only as the result of a year-end rally that the prices were able to move above the levels that prevailed at the beginning of the year.

The most important stock index, the American Dow Jones Industrial Average, gained 3.1 percent compared with the previous year while the German stock index DAX rose 7.3 percent.

Performance of the Henkel preferred share was initially very positive in the wake of the prospects that opened up with the acquisition of Dial. It reached its year high of 73.58 euros at the beginning of May.

At the start of July, Henkel announced that originally planned organic growth in sales would no longer be achievable. Although the profit forecast was again confirmed, Henkel's share price declined substantially.

The low for the year, 56.00 euros, was reached in mid August. Performance in the third quarter, which was better than expected by the market, and the announcement of further restructuring measures, caused an upturn in the share price toward the end of the year.

In all, the Henkel preferred share rose 3.2 percent above the closing price for 2003, ending 2004 at 64.00 euros. The ordinary share gained 4.5 percent, increasing to 60.89 euros.

A good benchmark for measuring the performance of Henkel's shares is the Dow Jones Euro Stoxx Consumer Goods Index. Compared to the previous year, this index rose only slightly, with a plus of 1.4 percent. Both the ordinary and preferred shares of Henkel thus outperformed the market average.

The trading volume of Henkel preferred shares increased compared to the previous year with an average turnover of 348,000 shares per trading day (previous year: 322,000). Henkel's market capitalization increased from 8.7 billion euros to 9.1 billion euros.

Since the issue of Henkel's preferred shares in 1985, investors who re-invested their dividends in further share purchases would, by the end of 2004, have achieved an average annual yield (ignoring tax) of 8.5 percent. Over the same period, DAX tracking would have provided an annual yield of 7.1 percent.

Henkel shares listed in major indexes

Henkel shares are primarily traded on the continuous Xetra electronic market of the Frankfurt Stock Exchange. Henkel is also represented on the floor of this and the other regional stock exchanges in Germany. In the USA, investors are able to acquire Henkel preferred and ordinary shares by way of stock owner-




Dial
Daily Care


POLY
palette
INTENSIV-CREME-COLORATION
678 RUBINROT



ship certificates obtained through the Sponsored Level I ADR (American Depositary Receipt) program. The number of such certificates issued slightly increased once again over the previous year.

The international significance of Henkel preferred shares is also indicated by their inclusion in major indexes used as indicators for the capital markets and as benchmarks for fund managers. In Germany, Henkel as a DAX stock counts among the 30 most important listed corporations in Germany. At the end of 2004, the market capitalization of the preferred shares was 3.8 billion euros, putting Henkel at number 25 in the DAX rankings with a weighting of 0.83 percent.

Henkel preferred shares are also included in other major international indexes. These include MSCI World, Europe and Germany, the Dow Jones Stoxx 600 and several sustainability indexes such as the Dow Jones Sustainability and the FTSE4Good.

Shareholder structure increasingly global

Our preferred shares – the more liquid class of share – are widely owned internationally. Most shares are held by German investors, followed by stockholders in the USA and the UK. The proportion of American investors has, moreover, increased compared with previous years. Around 2.5 million preferred shares have, in the past, been bought back by Henkel KGaA for its Stock Incentive Plan. Of the ordinary shares, members of the Henkel family own 51.5 percent, while the holding at Jahr Vermögensverwaltung remains unchanged at 6.1 percent.

Share data

	Preferred	Ordinary
Security Code No.	604843	604840
ISIN Code	DE0006048432	DE0006048408
Stock Exch. Symbol	HEN3.ETR	HEN.ETR
Number of Shares	59,387,625	86,598,625

Employee shares in high demand

Since 2001, Henkel has been operating a worldwide employee share program (ESP). In 2004, Henkel added

Key data on Henkel shares 2000 to 2004 in euros

		2000	2001	2002	2003	**2004**
Earnings per share in accordance with IFRS						
Ordinary shares		3.20	3.45[2]	3.00	3.59[3]	12.07[4]
Preferred shares		3.25	3.50[2]	3.06	3.65[3]	12.13[4]
Share price at year end[1]						
Ordinary shares		61.00	57.30	52.25	58.29	60.89
Preferred shares		69.30	63.50	60.55	62.00	64.00
High for the year						
Ordinary shares		66.90	68.47	69.69	60.90	68.00
Preferred shares		77.00	74.93	77.20	64.35	73.58
Low for the year						
Ordinary shares		43.90	56.04	50.60	43.88	52.51
Preferred shares		46.50	61.20	59.18	49.56	56.00
Dividends						
Ordinary shares		1.06	1.06	1.06	1.14	1.24[5]
Preferred shares		1.12	1.12	1.12	1.20	1.30[5]
Market capitalization	in billion euros	9.4	8.7	8.1	8.7	9.1

[1] Xetra closing prices [2] comparable after the sale of Cognis and Henkel Ecolab: ordinary share 3.00 euros and preferred share 3.05 euros
[3] before exceptional items: ordinary share 3.41 euros and preferred share 3.47 euros [4] before exceptional items: ordinary share 3.76 euros and preferred share 3.82 euros [5] proposed

Relative performance 2004 in percent


120
110
100
90
80
DAX
Henkel ordinary share
Henkel preferred share
DJ Euro Stoxx Consumer Goods
January
December

33 cents to every euro invested by participating employees (limited to a maximum of 4 percent of salary). A total of 9,270 employees in around 50 countries enrolled in this program. As at December 31, 2004, Henkel's employees held a total of 1.1 million shares within the ESP, or around 1.8 percent of Henkel's preferred shares outstanding. The vesting period for these shares is three years.

Capital market communications recognized

Henkel places great emphasis on a meaningful dialog with both shareholders and financial analysts. In over 30 conferences and roadshows held in Europe and the USA, institutional investors and financial analysts were provided with the possibility of talking directly to Henkel's top management. In addition, there were numerous telephone conferences and individual meetings held at our Düsseldorf headquarters – making around 430 contact events in all.

Private investors are able to obtain all the information they need through telephone inquiry or the constantly updated Investor Relations website www.ir.henkel.com, which was remodeled and expanded in 2004. This website also serves as the medium for the live broadcast of telephone and analysts' conferences. The Annual General Meeting constitutes a further forum at which comprehensive information can be obtained from the Henkel management.

The issue of a listed bond for 1 billion euros in 2003 provided a platform for expanding our communications with lenders. As part of this process we have extended our website to include a "Bonds" area. This contains specific information for bond investors including a detailed schedule of the financing instruments that we use, and of commonly applied ratios to facilitate assessment of the net assets, financial position and results of operations of the Henkel Group.

The quality of our capital market communications has been recognized in various independent rankings. In the Investor Relations Awards conferred by the magazine "Capital", for example, Henkel took fourth place in the DAX category. And in the competition organized by Germany's "manager magazin" for the best annual reports, Henkel took second place.

You will find our calendar with all the important dates on the last page of this report.

Ratings

Our creditworthiness is regularly checked by independent rating agencies. Henkel has set itself the goal of maintaining its ratings in the A range.

In October 2004, Henkel announced that it was exchanging its stake in Clorox, at the same time informing the markets of its acquisition of Sovereign. While Standard & Poor's reduced its long-term rating for Henkel from A to A– and its short-term rating from A1 to A2, Moody's confirmed its ratings at A2 long-term and P1 short-term.

Financial analysts

Henkel is covered by numerous financial analysts, particularly in Germany, the UK and the USA. Over 20 analysts regularly publish studies relating to current developments within the Company.

Ratings

Credit ratings	Standard & Poor's	Moody's
Long-term (outlook)	A– (stable)	A2 (negative)
Short-term (outlook)	A2 (stable)	P1 (negative)


Power
Pritt
ALLESKLEBER
extra stark
COLLE
UNIVERSELLE
extra forte

Ricardo Martínez, Mexico City, Mexico: "In Mexico, we have a lot of fiestas. For these, we wear beautifully colored costumes and headdresses. I make my headdresses myself. For the next one I have made a mask, together with my mom – it's real easy with my Pritt stick. My friends are gonna be so jealous!"

Value-based management/Corporate governance
The management maxims

- Strictly value-based management
- All business sectors with positive EVA®[1]
- 2008 financial targets defined
- Major priority attached to corporate governance principles

Strictly value-based management

Profitable growth and a sustained increase in shareholder value constitute the primary objectives of the Henkel Group. As a central internal management metric, we use Economic Value Added (EVA®).

EVA® is a measure of the economic value added created by a company in any reporting period. A company creates economic value added if the operating profit exceeds the cost of capital, i.e. it exceeds the return on capital required by the capital market. At Henkel, EVA® is calculated as follows:

EVA® = EBITA – (Capital Employed x WACC)

We measure our operating business performance using earnings before goodwill amortization (EBITA). The calculation scheme used for determining the capital employed figure is on page 88. The weighted average cost of capital (WACC) applied to the capital employed is the minimum interest rate demanded by the capital market. It is calculated as a weighted average of the cost of equity and debt. Because of a decrease in the cost of debt capital, we have reduced our after tax WACC from 8 percent to 7 percent for 2004. Before tax, the benchmark lies at 11 percent (previous year: 12 percent). The EVA® metric is also applied worldwide as a component in calculating our performance related management compensation. This serves to promote value-adding decisions and profitable growth in all our business sectors. Businesses exhibiting consistently negative value contributions over the long term are divested as a matter of policy.

In order to be better able to compare business units of varying size, we additionally apply a return indicator derived from the EVA® concept: the average rate of return on capital employed (ROCE) in the period under review. A company creates economic value added where the return on the capital employed exceeds the weighted average cost of capital, i.e. 11 percent in our case. ROCE is calculated at Henkel as follows:

ROCE = EBITA/Capital Employed

All business sectors report positive EVA®

In 2004, the Henkel Group achieved a positive EVA® result of 1,521 million euros, following 217 million euros in the previous year. The cause of this improvement was in the positive balance of exceptional items.

All our business sectors reported positive EVA®.

The Laundry & Home Care business sector realized EVA® of 91 million euros, while that of Cosmetics/Toiletries amounted to 63 million euros. Despite both business sectors reporting a significant increase in operating profit, there was a fall in EVA® compared to the previous year. This was primarily due to the ac-

[1] EVA® is a registered trademark of Stern Stewart & Co.


Rubson
STOP
HUMIDITÉ

Ponal
express

Sellotape
Original
easy tear tape


The Company

quisitions made in 2004. Because the synergies from these acquisitions are not likely to accrue until a later date, this additional operating profit was outstripped by the capital costs arising from the initial investment outlay. The Consumer and Craftsmen Adhesives business sector saw its EVA® rise to 73 million euros. Henkel Technologies registered the strongest growth, reporting a positive EVA® this time of 49 million euros. With its capital base decreasing slightly, the substantially higher operating profit significantly improved EVA® for this business sector.

The return on capital employed (ROCE) grew accordingly, rising from 16.2 percent in the previous year to 30.9 percent due to the effect of the exceptional items. While Henkel Technologies was able to significantly increase its ROCE, the other business sectors had to accept a decline due to the acquisitions they made. Before exceptional items, the ROCE would have decreased to 13.0 percent.

2008 financial targets

The 2008 financial targets underline our endeavor to continue to grow profitably. For more details, see page 14.

Corporate governance

Our compliance with the recognized principles of corporate governance constitutes a further quality feature of Henkel. For Henkel, good corporate governance means responsible, transparent management and control aligned to a long-term increase in shareholder value. Within this context, the Management Board, Supervisory Board and Shareholders' Committee have committed themselves to the following maxims:

- Value creation as the foundation of our managerial approach
- Sustainability as a criterion for responsible management
- Transparency underpinned by our active and open information policy

Henkel is a „Kommanditgesellschaft auf Aktien" (KGaA), i.e. a partnership limited by shares and incorporated under German law. This corporate form and our articles of association give rise to certain differences with respect to a stock corporation (AG) which we would like to explain in the following:

The duties of a board of directors at an AG are, at Henkel KGaA, incumbent upon the Management Board. This comprises the personally liable managing partners plus other duly appointed members. According to our articles of association, aside from the statutory Supervisory Board, Henkel also has a standing Shareholders' Committee. This latter is responsible for appointing the members of the Management Board, issuing the internal rules of procedure guiding the actions of the Management Board and stipulating classes of business transactions that require approval. It is also involved in the management of the businesses. The Shareholders' Committee has recently appointed as future mem-

EVA® and ROCE by business sector in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Consumer Adhesives	Henkel Technologies	Corporate	**Group**
EBIT	300	225	150	235	1,010	1,920
Goodwill amortization	51	66	19	64	242	442
EBITA	351	291	169	299	1,252	2,362
Capital employed	2,364	2,072	876	2,266	63	7,641
Cost of capital (11 %)	260	228	96	249	7	840
EVA® 2004	**91**	**63**	**73**	**49**	**1,245**	**1,521**
EVA® 2003	188	107	66	– 17	– 127	217
ROCE 2004 (in %)	**14.9**	**14.0**	**19.3**	**13.2**	**–**	**30.9**
ROCE 2003 (in %)	33.1	22.6	20.7	11.3	–	16.2

bers of the Management Board Mr. Kasper Rorsted (Human Resources/Logistics/Information Technologies) effective April 1, 2005; Mr. Hans Van Bylen (Cosmetics/Toiletries) effective July 1, 2005; and Dr. Friedrich Stara (Laundry & Home Care) also effective July 1, 2005.

The Annual General Meeting of Henkel KGaA essentially has the same rights as the shareholders' meeting of a German stock corporation. In addition, it also votes on adoption of the annual financial statements of the Company and the appointment and dismissal of members of the Shareholders' Committee.

The Management Board agrees the strategic alignment of the Company with the Shareholders' Committee and discusses with it at regular intervals the status of its strategic planning and implementation schedules.

German Corporate Governance Code

Notwithstanding the above-mentioned special aspects, Henkel KGaA complies with the recommendations ("shall" provisions) of the German Corporate Governance Code with two exceptions:

The remuneration of the members of the corporate bodies is disclosed as a total amount with a breakdown according to fixed salary, performance-related emoluments and components with a long-term incentive effect. Unless required by law, moreover, and in order to protect the legitimate interests and private spheres of the members of the corporate bodies who are also members of the Henkel family, individual shareholdings are not disclosed where they exceed 1 percent of the shares issued.

Essentially, Henkel also complies with the discretionary provisions ("should/may" suggestions) of the code, with one exception regarding the long-term emoluments component for the Shareholders' Committee and the Supervisory Board. Against the background of recent legal rulings relating to share options, the members of the Supervisory Board and Shareholders' Committee have waived their entitlement to value creation rights. A new remuneration component aligned to the long-term success of the Company will instead be proposed to the 2005 Annual General Meeting for its approval.

In accordance with the Declaration of Compliance (www.ir.henkel.com), the following details are disclosed in relation to notifiable shareholdings: The aggregate shares held by the members of the Supervisory Board and the Shareholders' Committee exceed in both cases more than one percent of the shares issued by the Company. The aggregate shareholding of the members of the Management Board is less than one percent of the shares issued by the Company.

As disclosed in the notifications published in accordance with §15a WpHG (Securities Trading Law, "Directors' Dealings"), in fiscal 2004 the members of the Management Board purchased a total of 2,778 preferred shares, and the members of the Supervisory Board/Shareholders' Committee sold a total of 100,000 preferred shares.

Further details can be found in the notifications posted on our website www.ir.henkel.com.

Management structure of Henkel KGaA

Annual General Meeting
86,598,625 ordinary shares; 59,387,625 preferred shares (non-voting)

Elects shareholder representatives

Elects members

Supervisory Board
16 members

Shareholders' Committee
Up to 10 members: Human Resources Committee, Finance Committee

Supervisory duties

Appointment of Board members, involvement in operating business

Management Board
Personally liable managing partners plus other members






Henkel


P3

Jennifer Liang, LC display development engineer, China: "The decision in favor of Henkel as a partner was not solely due to the quality of its P3 products. Its process know-how and service capabilities also provide an excellent basis for cooperation. And Henkel's commitment to environmentally compatible products reduces our disposal and wastewater treatment costs."

Management report for fiscal 2004

- **Sales: up 12.3 percent to 10,592 million euros; organic sales growth: 2.9 percent**
- **Operating profit (EBIT)[1]: up 12.7 percent to 800 million euros**
- **Earnings per preferred share[1]: up 10.1 percent to 3.82 euros**
- **Advanced Restructuring measures initiated**

Underlying economic conditions

World economy

The world economy grew by more than 3.5 percent in 2004. The rate of GDP increase in the USA exceeded 4 percent. By comparison, growth in Europe was moderate at 2 percent with domestic business activity particularly weak during the first half of the year. The significant appreciation of the euro increasingly burdened exports. Asia achieved a total growth rate of 5 percent. The dynamism of the Chinese economy continued unabated, generating a growth rate of 9 percent. Japan produced a positive surprise with a plus of almost 3 percent. There was a turnaround in Latin America where, following several years in the doldrums, economic output underwent a noticeable increase, growing at 5 percent.

Developments by sector

Private consumption remained sluggish in the Euro Zone, ending the year with a plus of just approx. 1.5 percent. In Germany, consumer spending actually stagnated. In other parts of the world, consumption levels similarly trailed behind macro-economic development. In the more dynamic economies such as the USA and China, however, there was a further expansion in consumer spending.

The industrial sector performed better than the consumer sector. Following stagnation in the previous year, automobile manufacturing increased by around 4 percent. In Western Europe, production increased by approx. 3 percent despite no more than moderate growth in the European automotive markets. Export demand thus exerted a major influence on activity. In the USA, automobile manufacturing was slightly below prior year. There were substantial rises in production in Asia and Latin America.

Output in the electronics industry underwent a considerable increase, particularly in the first half of the year. Here, Asia was the number one growth market, with the relocation of production capacity from North America leaving its mark.

Developments in the European building industry were mixed. While construction investment in Western Europe stagnated, in Eastern Europe there was an increase. German construction continued to decline. The picture for the building industry in the USA and many parts of Asia was, however, quite different, with investments in construction undergoing significant expansion.

More detailed information relating to the individual segments can be found in the reports of the business sectors from page 40 onward.

Business performance

Sales and profits

Fiscal 2004 **sales** at the Henkel Group amounted to 10,592 million euros, an increase of 12.3 percent above the figure for the previous year. The rise is

Sales development

	2004
Change versus previous year	12.3 %
Foreign exchange	-3.7 %
At constant exchange rates	16.0 %
of which organic	2.9 %
acquisitions/divestments	13.1 %

[1] before exceptional items

Management report

Sales[1] in million euros



8,975
9,410
9,656
9,436
10,592
2000
2001
2002
2003
2004

[1] continuing operations

2004 sales by business sector in million euros



3,074 3,617
2,086 2,477
1,313 1,446
2,666 2,791
297 261
2003 2004 Laundry & Home Care
2003 2004 Cosmetics/ Toiletries
2003 2004 Consumer and Craftsmen Adhesives
2003 2004 Henkel Technologies
2003 2004 Corporate

2004 sales by region in million euros



6,938 7,085
1,133 2,000
370 471
698 775
297 261
2003 2004 Europe/Africa/ Middle East
2003 2004 North America
2003 2004 Latin America
2003 2004 Asia-Pacific
2003 2004 Corporate

predominantly due to consolidation of the sales generated by Dial. In all, acquisitions and divestments contributed 13.1 percentage points to this growth figure. The US dollar continued to decline in value in 2004 compared with the euro. Foreign exchange rates had an overall negative effect on sales growth, amounting to 3.7 percentage points. Despite the difficult underlying economic conditions, organic sales (after adjusting for foreign exchange and acquisitions/divestments) rose 2.9 percent.

All of our business sectors reported an increase in sales. Laundry & Home Care and Cosmetics/Toiletries generated the highest rates of growth at 17.7 percent and 18.7 percent respectively, primarily due to the Dial acquisition, which was completed on March 29, 2004. With a sales increase of 10.1 percent, the Consumer and Craftsmen Adhesives business sector turned in a highly gratifying performance. Henkel Technologies registered an increase of 4.7 percent. There was a decline in sales within the Corporate segment due to the expiry of contracts e.g. for infrastructure and allied services provided at the Düsseldorf site by Henkel to Cognis, the former chemicals business sold off in November 2001.

In the regional breakdown, Europe/Africa/Middle East exhibited a small growth in sales of 2.1 percent to 7,085 million euros, to which the business sectors all contributed apart from Laundry & Home Care. Growth after adjusting for foreign exchange amounted to 3.1 percent. In Germany, however, sales remained below prior year due to the persistent lack of consumer demand. Only Henkel Technologies was able to increase sales within the German market. Due primarily to the acquisition of Dial, sales in the North America region rose by 76.5 percent to 2,000 million euros, with Laundry & Home Care and Cosmetics/Toiletries mainly profiting. Sales growth adjusted for foreign exchange amounted to 93.5 percent, with the business sectors Consumer and Craftsmen Adhesives and Henkel Technologies also contributing.

Sales in Latin America underwent significant expansion – arising from both organic growth and acquisitions – with an increase of 27.5 percent to 471 million euros. The rise in sales after adjusting

EBIT[1] in million euros


630
602[2]
666
710[2]
800[2]
2000
2001
2002
2003
2004

[1] continuing operations [2] before exceptional items

2004 EBIT by business sector in million euros


287 300
194 225
141 150
194 235
2003 2004 Laundry & Home Care
2003 2004 Cosmetics/ Toiletries
2003 2004 Consumer and Craftsmen Adhesives
2003 2004 Henkel Technologies

in million euros	2003	**2004**
EBIT from business sectors	816	910
EBIT from Corporate	–106	–110
EBIT before exceptional items	710	800
Exceptional items	–4	1,120
EBIT after exceptional items	**706**	**1,920**

for foreign exchange amounted to 41.8 percent to which all the business sectors contributed with double-digit percentage growth rates. Business was also highly encouraging in the Asia-Pacific region with sales rising by 10.9 percent to 775 million euros. After adjusting for foreign exchange, the increase was 16.8 percent. Our business sectors Consumer and Craftsmen Adhesives and also Henkel Technologies profited particularly from the dynamic growth of the region.

Taking into account the exceptional items arising in the fiscal year, **operating profit (EBIT)** in-

2004 EBIT by region in million euros


742 733
63 135
3 13
8 29
2003 2004 Europe/Africa/ Middle East
2003 2004 North America
2003 2004 Latin America
2003 2004 Asia-Pacific

creased from 706 million euros to 1,920 million euros. The exchange of our investment in Clorox resulted in an exceptional gain of 1,770 million euros. The budgeted cost of the Advanced Restructuring measures announced in November 2004 amounted to 408 million euros. In addition, the impairment tests performed on goodwill resulted in recognition of a loss amounting to 242 million euros. Before exceptional items, operating profit amounted to 800 million euros, corresponding to an increase of 12.7 percent (adjusted for foreign exchange: 16.2 percent).

All our business sectors contributed to this encouraging result. The increase at the Laundry & Home Care business sector including Dial was 4.7 percent. Operating profit at Cosmetics/Toiletries including Dial rose by 16.2 percent. Consumer and Craftsmen Adhesives reported an operating profit increase of 6.1 percent. And with a 21.5 percent improvement thanks to higher sales combining with an improved cost structure, Henkel Technologies generated the highest increase in operating profit.

Before exceptional items, the operating result of the Corporate segment was a negative 110 million euros.

Encouragingly, operating profit more than doubled in each of the regions, with the exception of Europe/Africa/Middle East. There, operating profit fell by 1.1 percent or by 0.3 percent after adjusting for foreign exchange. This was due to difficult market conditions, particularly in Germany. However, the Henkel Technologies business performed well in this region. The profit increase in North America of 114.4 percent (137.3 percent after adjusting for foreign exchange) is predominantly due to the earnings contribution from Dial in the business sectors Laundry & Home Care and Cosmetics/Toiletries. Henkel Technologies also performed very well in North America.

From a low base, operating profit in Latin America quadrupled (the increase after adjusting for foreign exchange was more than five-fold). Profits generated by the business sectors Consumer and Craftsmen Adhesives and Henkel Technologies in this region rose considerably. There was also a further increase in profitability in the Asia-Pacific region. There, operating profit rose 257.3 percent or, adjusted for foreign exchange, 276.2 percent.

Further details relating to the performance of the individual business sectors can be found from page 40 onward.

Advanced Restructuring measures

Following the "Strong for the Future" special restructuring program launched in 2001, and the subsequent Extended Restructuring projects initiated in 2003, we instigated further measures in the year under review in order to strengthen the profitability and to enhance the competitiveness of the Henkel Group. The goal of the Advanced Restructuring measures is to achieve improvements in efficiency and sustainable cost reductions through effective site reorganization, closure of certain facilities, and streamlining of administrative functions. The measures encompass detailed individual projects affecting all business sectors and account for a budgeted total cost of 408 million euros. The regional emphasis, proportional to sales volumes, lies in Europe and North America.

The budget breakdown envisages 57 percent of the costs resulting from personnel measures, 22 percent from impairment charges and 21 percent from other expenses. The measures are expected to generate annual savings of around 125 million euros with effect from 2007. By 2006, the program is expected to signify around 3,000 redundancies worldwide.

Goodwill impairment charges

We performed a comprehensive review to test for impairment on goodwill arising from acquisitions. We recognized impairment losses where, due to changes in circumstances and future prospects of the business, the estimated cash flows were lower than the carrying amount of the goodwill. Impairment losses recognized with respect to goodwill amounted to 242 million euros against total goodwill of 3,526 million euros. These charges related mainly to the Dexter and Multicore businesses in Asia and North America, acquired in 2000.

Cost items

The cost of sales rose by 13.1 percent to 5,615 million euros in 2004. The increase in this line thus matched the percentage growth in sales, albeit in the wake of increases in raw material costs during the second half of the year. Gross profit rose from 4,471 million euros in 2003 to 4,977 million euros in the year under review, an increase of 11.3 percent. Owing to intensive competition, the persistently difficult market conditions prevailing in Europe and the lower gross margin of Dial, the gross margin for the Group fell by 0.4 points to 47.0 percent.

At 3,156 million euros, the costs incurred for distribution, customer support, advertising and sales promotion were 8.3 percent above the 2,915 million euros recorded for the previous year. This rather moderate rise as related to the growth in sales is attributable to the influence brought to bear by Dial. Dial's sales strategy entails significantly lower marketing and selling costs as a percentage of sales than the average of the remaining Group companies.

At 272 million euros, the cost of research and development was 5.8 percent higher than in the previous year. Here again, the lower research and development costs at Dial as compared to the Group average left their mark. The R&D ratio, i.e. research and development expenses expressed as a proportion of sales, was 2.6 percent.

Administrative expenses rose in proportion to sales, by 12.2 percent to 570 million euros.

Because of the acquisitions made, scheduled goodwill amortization – applied for the last time – increased substantially from 125 million euros in 2003 to 200 million euros in the year under review. Current restructuring charges fell from 37 million euros to 22 million euros.

Other operating income and charges

Other operating charges rose by 26 million euros to 103 million euros. This is primarily attributable to non-capitalized incidental costs relating to the acquisitions made. Other operating income amounted to 146 million euros, 12 million euros below prior year.

Financial items

The financial items total decreased by 61 million euros to 1 million euros. The main cause of this substantial decline was a decrease in income from participations and an increase in the net interest expense. As a result of the exchange of our stake in Clorox, there was no further income from this investment with effect from the closing date (November 22, 2004). In addition, the prior-year figure was boosted by a one-time gain amounting to 30 million euros resulting from our participation in Clorox's share buy-back program. The net interest expense rose as a result of the decline in liquid funds and the substantial increase in borrowings arising from the need to finance the acquisitions. In addition, the redemption of the loan by Cognis in May removed the associated interest income for the rest of the year.

Net earnings in million euros


505
468
476[1)]
437
431
435
500[2)]
489
544[3)]
543
2000
2001
2002
2003
2004
Net earnings
Earnings after minority interests

[1)] 541 million euros after exceptional items
[2)] 530 million euros including gain from Clorox share buy-back
[3)] 1,736 million euros after exceptional items

Net earnings and dividend

Earnings before tax improved by 1,153 million euros, from 768 million euros to 1,921 million euros. Included in this is the gain arising from the exchange of our Clorox stake (1,770 million euros), and also the cost of the restructuring measures (408 million euros) and goodwill impairment losses (242 million euros). Taxes on income amounted to 185 million euros. We presume that the Clorox transaction will be recognized in the USA as a tax-exempt exchange as defined by the Internal Revenue Code. The decrease as compared with the previous year is due to the fact that the costs of the restructuring measures are partly tax-deductible, giving rise to deferred tax assets amounting to 72 million euros.

Net earnings increased by 530 million euros to 1,736 million euros, a rise of 1,206 million euros. After deducting minority interests amounting to

Preferred share dividends in euros


1.12
1.12
1.12
1.20
1.30[1]
2000
2001
2002
2003
2004

[1] proposed

Earnings per preferred share before and after goodwill amortization in euros


4.51
1.26
3.25
6.50
3.00
3.50
4.32
1.27
3.05
4.03
0.97
3.06
4.52
0.87
3.65
4.34
0.87
3.47
15.21
3.08
12.13
5.21
1.39
3.82
2000
2001
2001[1)2)]
2002
2003
2003[2)]
2004
2004[1)]
□ Goodwill amortization
□■ Earnings per preferred share

[1] before exceptional items [2] excluding gain from Clorox share buy-back

1 million euros, the earnings figure after minorities is 1,735 million euros.

The annual financial statements of Henkel KGaA are summarized on page 94.

In view of this positive earnings performance on the operating business side, coupled with solid cash flow generation, the proposal put to the Annual General Meeting will be for a ten eurocent increase in the dividends payable on both classes of share. Amounts of 1.30 euros per preferred share and 1.24 euros per ordinary share will yield a payout ratio of 33.4 percent.

The payout ratio is calculated on the basis of earnings after minority interests and after adjusting for the exceptional items arising from the Clorox exchange deal, the cost of the Advanced Restructuring measures and goodwill impairment charges. The adjusted earnings figure after deducting minority interests was 543 million euros. The level of dividend payout is essentially aligned to profit developments, subject to a minimum of 30 percent of Henkel Group earnings after minority interests and adjustment for exceptional items.

Earnings per share (EPS)

Basic earnings per share are calculated by dividing earnings after minority interests by the weighted average number of shares outstanding during the reporting period.

Earnings per preferred share rose from 3.65 euros in the previous year to 12.13 euros. Earnings per ordinary share increased from 3.59 euros to 12.07 euros. The reason for the significant rise is the gain arising from the exchange of the Clorox stake. After adjusting for exceptional items in both years in the comparison, earnings per preferred share increased by 10.1 percent from 3.47 euros to 3.82 euros.

The diluted earnings per share figure was 3 eurocents lower than the basic earnings figure (basis: net earnings after minority interests and exceptional items).

Return on capital employed (ROCE)

At 30.9 percent, the return on capital employed (ROCE) almost doubled compared to the previous year. The reason for the improvement again lay in the exceptional items occurring in 2004. Without the associated one-time amounts, ROCE would have decreased to 13.0 percent due to the acquisitions made. These led to a significant increase in capital employed for the Laundry & Home Care, Cosmetics/Toiletries and Consumer and Craftsmen Adhesives business sectors, exceeding their profit improvements in each case. Henkel Technologies was the only business sector to record a decrease in capital employed and an increase in ROCE for the year under review.

Acquisitions and divestments

As part of its international growth strategy, the Laundry & Home Care business sector specifically strengthened its portfolio in North and Latin America. The acquisition of The Dial Corporation, Scottsdale, Arizona, USA in particular constituted a strategically important step for Henkel's entry into the North American home care market and the further globalization of Henkel's overall consumer goods businesses including Cosmetics/Toiletries. Dial holds leading market positions on the North American continent in the area of laundry care, personal care, air fresheners and food products. In fiscal 2003, Dial generated sales of 1,345 million US dollars.

To further strengthen its detergents activities in Mexico, Henkel acquired the liquid detergents business from Master Products Group operated under the Mas brand. Through this acquisition, we have been able to extend our portfolio for the Mexican market by adding liquid detergents to our range already comprising powder detergents, laundry soaps and fabric softeners. In fiscal 2003, Master Products generated sales of 27 million US dollars with its Mas brand.

As part of the exchange of our investment in The Clorox Company, Oakland, California, USA, we acquired from Clorox a subsidiary which, in addition to cash assets, also contains the Clorox stake in Henkel Ibérica and operating businesses. The household cleaner and insecticide businesses acquired will help to strengthen our activities and positions both in the North American consumer goods market and in South Korea. In fiscal 2003, these operations generated sales amounting to 154 million US dollars. In total, the Laundry & Home Care business sector spent 1,927 million euros on acquisitions in the year under review.

The takeover of Dial also substantially strengthens the US business of Cosmetics/Toiletries. The Dial portfolio in the personal care segment includes bar soaps, liquid soaps and shower gels.

Henkel also acquired Advanced Research Laboratories (ARL), Costa Mesa, California, USA in the year under review, thus supplementing our existing hair cosmetics business in the USA. ARL offers fashion-driven hair care and styling products and occupies leading market positions in the styling segment in the USA as well as in Canada and Mexico. In fiscal 2003, ARL generated sales of 102 million euros.

In Europe, we acquired the Indola Cosmetics hair salon business of Alberto-Culver Inc., Melrose Park, Illinois, USA. Indola Cosmetics markets professional hair cosmetic products in major European countries such as Italy, the UK, France, Spain and Benelux, and thus strengthens our position in the worldwide professional hairdresser business. Indola Cosmetics reported sales of 47 million euros in 2003.

In total, we made acquisitions amounting to 997 million euros within our Cosmetics/Toiletries business sector.

Henkel Technologies strengthened its industrial business in North America with the acquisition of Sovereign, Chicago, Illinois, USA. Sovereign's sales in fiscal 2003 amounted to 372 million US dollars. The company is predominantly active in the US market and is a leading manufacturer there of adhesives, sealants and coating materials. Two thirds of its sales are transacted with industrial customers.

With the acquisition of Orbseal LLC, Richmond, Missouri, USA, Henkel Technologies has further expanded its leading position as a partner to the automotive industry while investing in a range of future-aligned technologies. Orbseal manufactures and markets sealants and structural components for autobody reinforcement and noise and vibration insulation in passenger cars. The company is active in the USA, Australia and the UK, and in fiscal 2003 realized sales amounting to 61 million US dollars.

As another important step in the strengthening of our automotive business, we increased our stake in the Japanese joint venture Cemedine-Henkel to 51 percent.

Acquisitions by the Henkel Technologies business sector amounted to 365 million euros.

The takeover of Sovereign also significantly improves the market position of our Consumer and Craftsmen Adhesives business sector in the USA. A third of Sovereign sales are for the DIY and craftsmen segment, thus strengthening Henkel's market position as a leading supplier of assembly adhesives.

In total, Consumer and Craftsmen Adhesives spent 129 million euros on acquisitions in the year under review.

Capital expenditures

Capital expenditures (excluding financial assets) in 2004 totaled 4,298 million euros.

Investments in property, plant and equipment within our continuing operations amounted to 344 million euros, representing an increase of 23 million euros compared with the previous year. For the most part, these investments were used to develop and expand production capacities. The major individual projects implemented in 2004 were as follows:

- Capacity increase and relocation of our PVC production capability for closer proximity to the major automobile manufacturers in Guangzhou, China (Henkel Technologies)
- Construction of a new factory for the manufacture of knifing fillers, surfacers and tile adhesives to supply the local market in Bucharest, Romania (Consumer and Craftsmen Adhesives)
- Commissioning in Kundl, Austria, of a new micro-filtration plant for increasing yield and improving the quality of detergent enzymes (Laundry & Home Care)

2004 capital expenditures in million euros

	Continuing operations	Acquisitions	Total
Property, plant and equipment	344	202	546
Intangible assets	26	3,726	3,752
Total	**370**	**3,928**	**4,298**

Investments in intangible assets within our continuing operations amounted to 26 million euros.

Expenditure on property, plant and equipment in businesses acquired in 2004 totaled 202 million euros. Investments in acquired intangible assets amounted to 3,726 million euros. Of this figure, 1,143 million euros was for the acquisition of trademark rights (arising particularly from the Dial and ARL acquisitions, and also the operating businesses acquired from Clorox), while the cost of acquired goodwill was 2,583 million euros.

In the regional breakdown, our expenditure emphasis in 2004 lay in North America and Europe. The Dial and ARL acquisitions led to a significant increase in the share of capital expenditures attributable to North America.

In 2005, our investments in property, plant and equipment will focus on Europe. Important projects in the Laundry & Home Care business sector will be geared to optimizing our liquid product manufacturing processes and improving our formulations. The Cosmetics/Toiletries business sector intends to further optimize its supply chain, while Consumer and Craftsmen Adhesives is to construct a new building adhesives plant in Russia. The Henkel Technologies business sector will be investing predominantly in capacity expansions in Germany and the USA.

Assets and financial analysis

Balance sheet structure

In fiscal 2004, total assets rose by 3,776 million euros to 13,138 million euros. This significant expansion is due to the first-time consolidation of the acquisitions made in 2004.

Fixed assets increased by 2,677 million euros to 7,400 million euros. As a result of the acquisitions, intangible assets grew by 2,913 million euros to 4,554 million euros. At 1,899 million euros, a major portion of the increase came from additions to goodwill. Other intangible assets rose by 1,014 million euros, mainly due to the trademark rights that came with the Dial acquisition. At 344 million euros, capital expenditures on property, plant and equipment in our continuing operations exceeded scheduled depreciation by 92 million euros.

Financial assets declined by 361 million euros to 1,038 million euros. This resulted from the disposal of the Clorox investment with an equity value of 385 million euros, and the loan repayment by Cognis in May 2004 (413 million euros including interest). The Sovereign acquisition completed on December 27, 2004 was recognized under financial assets.

Current assets rose by 1,068 million euros to 5,411 million euros as compared to 2003. While a moderate increase occurred in the case of inventories and trade accounts receivablebecause of the acquisitions made, this significant increase is primarily due to the cash amounts arising from the exchange of our stake in Clorox.

Deferred tax assets increased slightly – by 31 million euros – due to the partial tax-deductibility of the Advanced Restructuring cost.

Shareholders' equity excluding minority interests increased from 3,311 million euros to 4,588 million euros. This substantial rise resulted from the high net earnings figure after minority interests amounting to 1,735 million euros. The total includes the exceptional gain from the exchange of our Clorox stake (1,770 million euros) and both the Advanced Restructuring charges (408 million euros) and the goodwill impairment losses (242 million euros). A total of 1,550 million euros was transferred from net earnings to revenue reserves.

Provisions rose by 904 million euros to 3,783 million euros, due primarily to an increase in deferred tax provisions of 274 million euros arising from the first-time consolidation of the acquisitions, and provisions for the restructuring measures amounting to 304 million euros. In addition, pension provisions increased by 173 million euros as a result of the pension obligations assumed from the acquisitions.

With the increase in borrowings to finance the acquisitions, liabilities rose by 1,654 million euros to 4,751 million euros. Trade accounts payable and other liabilities likewise increased compared to the previous year, again due to the acquisitions.

Balance sheet structure in million euros


Assets
Shareholders' Equity and Liabilities
13,138
13,138
of which in %
9,362
9,362
of which in %
Property, plant and equipment/Intangible assets
36
48
35
36
Shareholders' equity
8
14
Financial assets
15
9
15
18
Pension provisions
Inventories
11
13
Other provisions
Receivables/Miscellaneous assets
38
35
24
20
Borrowings
12
13
Other liabilities
2003
2004
2004
2003

Cash flow statement (summarized) in million euros	2003	**2004**
Operating profit (EBIT)	706	1,920
Income taxes paid	–348	–276
Depreciation/Write-ups of fixed assets (excl. financial assets)	405	851
Net gains/losses from disposals of fixed assets (excl. financial assets)	–102	–1,785
Change in net working capital	–141	213
Cash flow from operating activities	**520**	**923**
Capital expenditures on intangible assets	–25	–26
Capital expenditures on property, plant and equipment	–321	–344
Proceeds from disposals of fixed assets	482	2,763
Dividends received/Net interest	–76	–92
Free cash flow	**580**	**3,224**

The complete balance sheet of the Henkel Group can be found on page 53.

Cash flow statement

At 923 million euros, cash flow from operating activities was 403 million euros above the prior-year figure. A major cause for the significant rise was the 205 million euro increase in earnings (before exceptional items) before interest, tax, depreciation and amortization (EBITDA). There was also a decrease in income taxes paid. The tax payments of the previous year contained 150 million euros relating to the sale of our former chemicals business Cognis in 2001. The change in net working capital yielded a positive effect of 120 million euros (before exceptional items), this being primarily attributable to a reduction in receivables and miscellaneous assets.

Cash flow from investing/acquisition activities amounted to –1,027 million euros. This meant an increase in expenditures in this category of 664 million euros compared to the previous year. The significantly higher cash outflow is due to the acquisitions made, particularly Dial, ARL and Sovereign. The cash inflows arising from the exchange of our Clorox investment (2,282 million euros) and repayment by Cognis of its loan (413 million euros) offset a portion of the acquisition expenditures, which totaled 3,420 million euros. At 370 million euros, investments in continuing operations were 24 million euros above prior year. Of this amount, Laundry & Home Care accounted for 139 million euros, Cosmetics/Toiletries for 50 million euros, Consumer and Craftsmen Adhesives for 56 million euros, and Henkel Technologies for 94 million euros.

The cash flow from financing activities fell by 53 million euros to 761 million euros. The decrease was primarily due to a smaller increase in borrowings as compared with 2003, and a lower net balance from dividends and interest paid and received.

Free cash flow amounted to 3,224 million euros, 2,644 million euros more than in the previous year. Included in this figure are proceeds amounting to 2,282 million euros arising from the exchange of our Clorox stake, and 413 million euros from the redemption by Cognis of its loan.

The free cash flow figure for the previous year included the proceeds from the sale of our stake in Wella (361 million euros) and the tax payments arising from the sale of Cognis (150 million euros). After adjusting for these exceptional items, free cash flow showed an increase of 160 million euros, rising from 369 million euros to 529 million euros.

The detailed cash flow statement can be found on page 55.

Employees (as of December 31)

	2000	%	2001	%	2002	%	2003	%	**2004**	%
Europe/Africa/Middle East	40,759	67.0	32,030	68.7	34,736	71.5	34,189	70.3	33,692	65.8
North America	6,958	11.4	4,675	10.0	4,474	9.2	4,181	8.6	6,772	13.2
Latin America	4,236	6.9	2,870	6.2	3,042	6.2	3,946	8.1	4,325	8.5
Asia-Pacific	8,950	14.7	7,048	15.1	6,386	13.1	6,312	13.0	6,411	12.5
Total	**60,903**	**100.0**	**46,623**	**100.0**	**48,638**	**100.0**	**48,628**	**100.0**	**51,200**	**100.0**

Employees

The number of people employed by the Henkel Group at the end of the year under review was 51,200. The headcount increased by around 4,100 as a result of the acquisitions, and particularly those of Dial, ARL and Indola.

Excluding the acquisitions, employee numbers would have decreased by 3.1 percent to around 47,100. In 2004, the average number of employees at the Henkel Group was 49,947. The proportion of employees outside Germany rose by almost two points to about 79 percent.

Per capita sales increased by 8.8 percent to 212,100 euros. Henkel Group payroll costs amounted to 2,010 million euros. The payroll cost ratio – this describes the relationship between payroll costs and sales – decreased to 19.0 percent.

At the end of the year, Henkel in Germany employed 465 young people as trainees and apprentices – once again representing a level of training provision that is significantly higher than our own recruitment requirement. With this, we are meeting our commitment as laid down and published in our "Vision and Values" (see page 1).

There have been many subscribers to the Employee Share Program, which was extended for a further year. In all, 9,270 employees from almost 50 countries participated in the plan during the year under review. This corresponds to around 30 percent of all those entitled to take part. In Germany, the participation rate stood at 42 percent.

For around 700 senior managers, this year saw a change-over from the Stock Incentive Plan to our so-called Cash Performance Plan. This new plan links the long-term compensation of our managers to internal target criteria derived from the medium-term financial budget and the price performance of the Henkel preferred share. Depending on the level of target attainment in relation to the internal criteria (for example, net earnings), the participating managers earn the right to a certain number of virtual shares, the monetary value of which corresponds to the prevailing price of the Henkel preferred share. In this way, we combine the interests of our shareholders with those of employees who are able to directly influence our business results.

Effective January 1, 2004, the defined benefit plans in Germany were predominantly harmonized within a unit-based plan (Pensions 2004).

At the beginning of 2004, the results of a worldwide management survey were subjected to an external global comparison. On the basis of a strengths and weaknesses analysis, we launched a number of initiatives on a global scale. In order to determine whether improvements ensue in the course of time, the survey is to be repeated on an annual basis.

Procurement

The market prices for raw materials increased significantly in the year under review, particularly during the second half. Nevertheless, during 2004 we succeeded through negotiations and longer-

Purchase volumes by business sector


Henkel Technologies 29 %
Laundry & Home Care 41 %
Consumer and Craftsmen Adhesives 13 %
Cosmetics/Toiletries 17 %

term contracts in avoiding or at least restricting cost increases arising from price changes. Overall, the cost of raw materials, supplies, packaging materials, merchandise and outside services increased to 4.4 billion euros (previous year: 3.7 billion euros), mainly as a result of the acquisitions. Analyses performed in 2003 revealed that the five most important commodities accounted for just 15 percent of the total raw material purchase volume, and the five most important suppliers accounted for just 11 percent of the procurement volume. Henkel is thus extensively independent of individual vendors.

We intensified our sourcing activities in Eastern Europe and Asia in fiscal 2004. We also once again significantly expanded the use of our e-business instruments, exceeding for the first time the billion euro mark with respect to purchasing volumes handled through electronic networks. This more than doubles the 2003 amount of 450 million euros. Our activities in this domain involve both external marketplaces and also an internally developed vendor platform.

Research and development

Expenditure on research and development at the Henkel Group amounted to 272 million euros, compared to 257 million euros in the previous year. The 2004 amount corresponds to a share of sales of 2.6 percent (previous year: 2.7 percent). Of the total amount, 34 million euros went into central research and 238 million euros was allocated to the product and process development activities of the business sectors. Expenditure on technical services for our customers amounted to 99 million euros. The average number of employees working in research, product development and application engineering was approximately 2,800, with the majority operating in Germany, Ireland, France, Japan and the USA.

We utilize all the sources of R&D information available to us from around the world in our endeavor to secure the sustainable success of our Company, deploying both internal and external expertise in order to strengthen and expand our product portfolio and develop new markets.

R&D expenditure in million euros


320
255[1]
259
257
272

2000	2001	2002	2003	**2004**
2.5 %	2.7 %	2.7 %	2.7 %	2.6 %

R&D ratio (research expenditure as a proportion of sales)

[1] with effect from 2001, continuing operations only

R&D expenditure by business sector


Corporate 13 %
Laundry & Home Care 27 %
Henkel Technologies 37 %
Cosmetics/ Toiletries 15 %
Consumer and Craftsmen Adhesives 8 %

Our Central Research unit is active in the fields of biology, chemistry and engineering technology. Its scientists develop innovative basic technologies for new products and production processes. Individual projects are aligned to the requirements of our marketing activities and to our operational product development or manufacturing needs. The results from Central Research are fed into the business sectors, thus opening up new possibilities for portfolio expansion.

The following are among the projects currently being pursued at Central Research:

- Increasing the efficacy of our products in combating infectious, odor-forming and destructive micro-organisms in relation to home care, personal care and engineering applications
- Development of innovative active ingredients that stimulate the biologically active portions of the hair (follicles) and generate effects that the consumer can readily perceive and appreciate
- Development of innovative and effective formulations for skin cosmetics, particularly for new care products designed to counter dermatological aging, using the principles of biomimetic activity
- Development of new enzymes for detergents and cleaning products in order to further improve dirt and stain removal efficiency and enhance performance at low washing temperatures
- Creation of high-performance composite systems comprising polymer materials for the aerospace, automotive and electronic engineering industries
- Development of new long-life high-performance adhesives for the automotive and aerospace industries
- Elaboration of new concepts of system-integral corrosion protection for steel and aluminum
- Computer-aided prediction of physico-chemical and toxicological product characteristics
- Quality monitoring of product packagings in production using modular, intelligent image processing systems

For the first time, we conferred an additional four "Invention Awards" for outstanding research/technology results emanating from the Central Research unit. Each of the projects selected for this accolade satisfies the criterion of opening up potential new areas of business for Henkel.

As in previous years, exemplary research and development projects were also selected for the "Fritz Henkel Prize for Innovation". In 2004, the awards went to four interdisciplinary project teams in recognition of their efforts in the realization and commercialization of the following concepts:

- Bref Power cleaner: High-performance cleaning product for applications throughout the home
- Igora Vibrance from Schwarzkopf Professional: Intensive colorant that sets new standards in gray coverage, durability and color brilliance
- Metylan TG Power Granulate: First paste in granulate form for wallpapering machines, offering extreme adhesive power
- Bonderite NanoTech – the nanotechnology revolution in industrial metal pre-treatment: Improved paint adhesion and corrosion protection combined with lower energy costs, shorter treatment times and zero waste disposal

In addition to our internal activities, we also actively participate in various research enterprises. Through these we are able to work closely with universities and faculty professors in the fields of biotechnology, cell physiology, new materials and functional polymers. Within this context, the research company

SusTech Darmstadt was awarded the 2004 Innovation Prize conferred by the state of Hesse for the successful development of the toothpaste ingredient Nanit® active.

Through their work, our scientists and engineers are today laying the basis for our business success tomorrow, providing the essential framework for Henkel's "Quality Worldwide". Even at the research and development stage, we align the quality requirements applied to the different needs of the markets and regions concerned – up to and including specific wants and expectations of individual industrial customers. Our service units also set quality standards with their special technical competencies in fields such as microbiology, dermatology, technical analysis and product safety.

We currently protect our technologies around the world on the basis of more than 7,600 patents. There are also over 5,200 patent applications pending. And we own more than 2,000 registered designs as part of our regime to protect our intellectual property.

Further information on our research and development activities can be found on our internet site at www.innovation.henkel.com.

Sustainability

Innovative brands and technologies are indispensable for our financial success. They play an essential role in enabling us to meet our social responsibilities. Our products combine high customer benefit with ecological compatibility, and so provide us with competitive advantages in the marketplace. Henkel is dedicated to the principles of sustainability and corporate social responsibility in the operation of its businesses. This comprehensive undertaking has been adopted as one of our ten corporate values. We are in no doubt that effective environmental protection and corporate social responsibility constitute major prerequisites for our entrepreneurial success.

To help us meet the concomitant demands, we have revised our internal standards for safety, health and environmental protection, in place since 1998, and added to them duties derived from our corporate social responsibility. We have embedded the corresponding stipulations relating to all our business processes within our integrated management systems. Adherence to these Group-wide requirements is critically examined on a regular basis by internal audits.

The code of conduct binding on all our employees was also revised in 2004. This too derives from our vision and our values – the fundamental principles to which we as a company are committed. Also incorporated are the obligations arising out of the Global Compact initiated by the United Nations. Henkel joined the Global Compact in July 2003, thus underlining our commitment to uphold human rights, including the basic rights of employees, and to promote environmental protection.

Day in day out, people trust the brands and technologies of Henkel in more than 125 countries around the world. First-class quality means not only ease of application, convenience and high product performance but also comprehensive product safety and environmental compatibility. Consequently, we ensure, right at the initial research and product development stages, that our products and technologies are safe and have no deleterious effects on health or the environment, provided they are used and applied in the appropriate manner.

In keeping with our position as a responsible corporate citizen, we provide financial and material support for social projects, the environment, education, science, health, sport, art and culture. Since

1998, we have also been active in providing material encouragement for the voluntary work performed by our employees and pensioners. In 2004, under its worldwide MIT initiative (= Make an Impact on Tomorrow), Henkel supported a total of 786 non-profit-making projects in more than 60 countries. Of this figure, 188 were MIT children's projects.

As a result of its dedication to sustainability, Henkel was included for the sixth time in a row in the Dow Jones Sustainability Index (DJSI) in 2004. Henkel has also been part of the international ethical index FTSE4Good since its establishment in 2001.

From 1992, we published an annual Environment Report that was replaced in 2001 by an annual Sustainability Report. Such publications document the high priority assigned to sustainability within our Company and also satisfy our reporting obligations as defined under the Global Compact initiative.

In a comparison of sustainability reports commissioned by the magazine "Capital", the 2003 Henkel Sustainability Report was awarded first place among the 150 major German companies considered. The current Sustainability Report, further background information, key data and the latest news on the progress that we have been making in the field of sustainable development can be found at our dedicated website www.sd.henkel.com.

Laundry & Home Care

- **Organic sales growth –0.7 percent**
- **Operating profit including Dial up 4.7 percent**
- **ROCE at 14.9 percent**
- **Acquisition of The Dial Corporation in the USA**

Key financials[1]
Sales in million euros



2,835
3,082
3,131
3,074
3,617
2000
2001
2002
2003
2004

[1] *calculated on the basis of units of 1,000 euros*

in million euros	2003	**2004**	**Change**
Sales	3,074	3,617	17.7 %
Proportion of Group sales	33 %	34 %	1 pp
EBITA	295	351	19.2 %
Return on sales (EBITA)	9.6 %	9.7 %	0.1 pp
EBIT	287	300	4.7 %
Return on sales (EBIT)	9.3 %	8.3 %	–1.0 pp
Return on capital employed (ROCE)	33.1 %	14.9 %	–18.2 pp
EVA®	188	91	–51.5 %

pp = percentage points

Economic environment and market position

For the first time in many years, the world laundry and home care market declined slightly. In many countries, this was due to intensified competition in the price and trade allowances arena. The impact on our largest market segment, namely that of heavy-duty detergents, was particularly apparent. There was, however, further growth in the market segments special detergents and household cleaners (including air fresheners).

As a result of the acquisitions made in the year under review, we now occupy third position in the world market. We are the number two in Europe, by far the largest regional market, and the number three in Africa and the Middle East. With the Purex brand, moreover, we also occupy a leading position in the USA.

Following the exchange of our stake in Clorox, we have acquired in Soft Scrub a household cleaner brand that holds a strong position in the USA. Having also entered the insecticide business, we now have a presence in this segment in North America and South Korea.

Sales and profits

At 3,617 million euros, sales at Laundry & Home Care were 17.7 percent above prior year. After adjusting for foreign exchange, the growth rate was 21.9 percent. This is due particularly to the acquisition of Dial.

The anticipated recovery in the market environment of Western Europe failed to materialize. In Germany, France, Italy and the Netherlands, the situation worsened, particularly burdening our business during the first half of the year. By contrast, most of the national markets in Eastern Europe performed well.

In the Middle East region, the emphasis was on qualitative growth. We achieved a significant improvement in our market position in Central America.

Sales development

	2004
Change versus previous year	17.7 %
Foreign exchange	–4.2 %
At constant exchange rates	21.9 %
of which organic	–0.7 %
acquisitions/divestments	22.6 %

Persil Somat Sidolin streifenfrei Purex Vernel

In the USA, Henkel managed to hold on to its market position in the heavy-duty detergents segment despite an increase in competition. Both our air freshener and food businesses developed encouragingly.

Including Dial, operating profit (EBIT) improved by 4.7 percent to 300 million euros, with the rise after adjusting for foreign exchange amounting to 5.8 percent. The return on sales (EBIT) fell by 1.0 percentage points. The return on capital employed (ROCE) dipped below the level of the previous year to 14.9 percent, with the goodwill acquired in the year under review leading to higher amortization charges and an increase in capital employed.

Market segments

The Laundry & Home Care business sector significantly increased sales in all three of its market segments during 2004.

Heavy-duty detergents profited from the acquired Dial brand Purex. On the other hand, our continuing operations suffered, particularly during the first half of the year, from market weakness and an aggressive competitive environment. With a combination of various market initiatives, we were able to turn the situation around in the second half of the year. As a result, we succeeded in defending our position in a slightly recessive market. Performance-enhancing innovations such as Weißer Riese with OXI energy, the ShortWash formula for our premium brands and the launch of detergents offering enhanced dermatological compatibility all provided significant growth impetus.

We are the European market leader in the *special detergents* segment. The acquisition of the brand Mas Color in Mexico and also expansion of our range in Asia, the Middle East and the countries of Eastern Europe provided us with an even stronger market position. In Germany, our special detergents are successfully grouped and marketed under the Perwoll brand. We also profited from high demand for our OXI laundry boosters with active oxygen.

Our development in the *household cleaners* segment has been very successful. The ultra-strong Bref Power cleaner launched in the third quarter exceeded our expectations, achieving remarkable success in the price-sensitive German market as well as in all the other major markets of Europe. Outside Europe, growth was mainly driven by our manual dishwashing products.

Capital expenditures and efficiency enhancement programs

During the year under review, we further expanded our capacities for the production of liquid detergents in Europe and invested in innovative powder technologies, e.g. for the newly launched Powder Pouches. We also took a new detergents factory on stream in Saudi Arabia and made major investments in enzyme technology, ecological site protection measures and a series of efficiency-enhancing material management projects. Capital expenditures including acquisitions represented a total spend of 2,609 million euros compared to 210 million euros in 2003.

Outlook

We expect 2005 to bring a market growth of 1 to 2 percent in those countries of relevance to us. In the regional breakdown, Eastern Europe is likely once again to be a growth driver while the forecast for most of the countries in Western Europe is one of stagnation. We expect market growth in North American to be about 1 percent.

For 2005, we expect growth in organic sales to be above the market average and operating profit after adjusting for foreign exchange to undergo a double-digit percentage rise.[1]

[1] see footnote 1 on page 51


Bref

MIR
COULEURS

Pril

Spee

Weißer
Riese

Dixan

Cosmetics/Toiletries

- **Organic sales growth 1.8 percent**
- **Operating profit including Dial up 16.2 percent**
- **ROCE at 14.0 percent**
- **Acquisition of The Dial Corporation and ARL in the USA**

Key financials[1]
Sales in million euros


2,029
2,085
2,116
2,086
2,477
2000
2001
2002
2003
2004

[1] calculated on the basis of units of 1,000 euros

in million euros	2003	**2004**	**Change**
Sales	2,086	2,477	18.7 %
Proportion of Group sales	22 %	23 %	1 pp
EBITA	228	291	27.5 %
Return on sales (EBITA)	10.9 %	11.7 %	0.8 pp
EBIT	194	225	16.2 %
Return on sales (EBIT)	9.3 %	9.1 %	−0.2 pp
Return on capital employed (ROCE)	22.6 %	14.0%	−8.6 pp
EVA®	107	63	−41.2 %

pp = percentage points

Economic environment and market position

There was little change in the market conditions that prevailed in fiscal 2004. Overall, the world cosmetics market grew by just 2 percent, with developments remaining at the lower end of our expectations.

In order to reduce our dependence on the European market and achieve additional profitable growth, we acquired two North American companies: Dial and Advanced Research Laboratories (ARL). With the acquisition of ARL, we have attained a leading position in the styling business in North America. Dial is number three in the North American body care market. The takeover of Indola strengthens our hair salon business in Europe.

Sales and profits

Sales increased by 18.7 percent to 2,477 million euros. After adjusting for foreign exchange, the rise was 21.8 percent.

Western Europe profited from our good business performance in Italy and Spain. In Germany, the declining market and increasing competition put pressure on our branded consumer goods business. Within Eastern Europe, the Ukraine and Russia continued to show encouraging developments.

As a consequence of the Dial and ARL acquisitions, we were able to substantially strengthen our North American business.

The Asia-Pacific region saw an increase in sales compared to the previous year thanks to growth in China, India and Australia. Japan continued to suffer from a declining market and an aggressive competitive environment.

At 225 million euros, operating profit (EBIT) including Dial was 16.2 percent above prior year. After adjusting for foreign exchange, the rise was 19.0 per-

Sales development

	2004
Change versus previous year	18.7 %
Foreign exchange	−3.1 %
At constant exchange rates	21.8 %
of which organic	1.8 %
acquisitions/divestments	20.0 %


Schwarzkopf

Fa

schauma

DIADERMINE

taft

cent. The return on sales (EBIT) was 9.1 percent. With the acquisitions increasing capital employed, there was a decline in the return on capital employed (ROCE) to 14.0 percent.

Market segments

The Cosmetics/Toiletries business sector is active in the segments hair cosmetics, body care, skin care, oral care and in the hair salon business.

In keeping with our strategic alignment, we focused particularly on developing our *hair cosmetics* business. Our colorants were strengthened through the addition of new and revamped products. Palette and Live Color performed particularly well. We were especially successful with our launch of the styling brand got2b, from the US American ARL range, in Germany and Austria. Taft took over the position as market leader in Europe and was extended by the innovative Silk Flex line. In order to strengthen our market position in the hair care business, we expanded our portfolio with Gliss Styling Shining Blonde and a range of Gliss Aroma products.

The *body care* business with the Fa brand also suffered in 2004 from the persistently difficult market situation prevailing in Europe. Dial was able to consolidate its position in the North American personal care market and expand its share of the growing shower gel segment.

In the *skin care* business, Diadermine continued its successful performance of previous years within Europe, aided in particular by the launch of the new series Diadermine Body Perfect in Germany, France and Benelux. With Pur Balance, we successfully launched a care line under the umbrella of our local Aok brand, specifically designed for young skin in the 20-plus demographic.

In the *oral care* business, overall performance was stable. We responded to the sustained trend toward tooth whitening products with the launch of Express Weiss versions of both our Theramed and Denivit brands.

In the *hair salon* business, our activities mainly centered on our colorants portfolio. We have regularly updated our top brand Igora and extended it through the introduction of further fashionable colors and shades. With Igora Vibrance, we hit the market with a new intensive colorant in 40 brilliant shades. The premium hair care brand SEAH Hairspa continued to show encouraging development. As a result of our takeover of Indola, we have expanded our activities within this market and entered the wholesale segment.

Capital expenditures and efficiency enhancement programs

Our investments for 2004 focused on Europe. By implementing restructuring measures, we have also succeeded in reducing costs and streamlining both our organization and our processes. Optimization of our production facilities and operational structures likewise contributed to an increase in profitability. Including acquisitions, capital expenditures for the year totaled 1,365 million euros compared to 57 million euros in 2003.

Outlook

According to our estimates, the world cosmetics market is likely to grow by 2.5 percent in 2005. While we expect particularly good growth to occur in Asia, North America and Eastern Europe, our forecast for Western Europe is for no improvement over the previous year.

For 2005 we expect that we will achieve an organic growth rate above that of the world cosmetics market. We expect operating profit after adjusting for foreign exchange to increase in the double-digit percentage range.[1]

[1] see footnote 1 on page 51

got2b


Dial

SEAH HAIRSPA

Theramed

Consumer and Craftsmen Adhesives

- Organic sales growth 5.4 percent
- Operating profit up 6.1 percent
- ROCE at 19.3 percent
- World market leadership expanded

Key financials[1)]
Sales in million euros



1,290
1,275
1,317
1,313
1,446
2000
2001
2002
2003
2004

[1)] calculated on the basis of units of 1,000 euros

in million euros	2003	**2004**	**Change**
Sales	1,313	1,446	10.1 %
Proportion of Group sales	14 %	14 %	0 pp
EBITA	158	169	6.9 %
Return on sales (EBITA)	12.0 %	11.7 %	−0.3 pp
EBIT	141	150	6.1 %
Return on sales (EBIT)	10.8 %	10.4 %	−0.4 pp
Return on capital employed (ROCE)	20.7 %	19.3 %	−1.4 pp
EVA®	66	73	9.3 %

pp = percentage points

Economic environment and market position

There was little change compared with previous years in the dynamics of the markets in which the Consumer and Craftsmen Adhesives business sector operates. The environment continues to be characterized by a large number of small suppliers with only limited portfolio breadth and depth. Once again, the growth rates exhibited by the various regions and market segments revealed a mixed picture. In the regional breakdown, Eastern Europe and the Asian markets showed the highest growth rates. In terms of product groups, sealants, modern adhesive types such as assembly adhesives and construction chemical products for heat insulation and moisture protection showed the highest growth rates. Despite the weakness of the market in Germany and in several other European countries, there was a significant worldwide increase in construction-related adhesive and sealant applications.

The Consumer and Craftsmen Adhesives business sector is number one in the world in this market, which exhibits annual growth rates of a good 2 percent.

Sales and profits

Sales rose by 10.1 percent to 1,446 million euros. After adjusting for foreign exchange, the increase amounted to 13.8 percent. This improvement was due not only to sales by our acquisitions but also to a rate of organic growth that was well above market levels.

Despite persistent economic difficulties in Germany, sales in the consumer-driven segments remained constant, albeit with a decline in the building adhesives business. Among the traditional core European countries, the UK exhibited the highest growth rate. Our very encouraging business performance in Eastern

Sales development

	2004
Change versus previous year	10.1 %
Foreign exchange	−3.7 %
At constant exchange rates	13.8 %
of which organic	5.4 %
acquisitions/divestments	8.4 %



Pattex

LOCTITE



Pritt

Ceresit



Metylan

Europe was partly due to an upturn in the important Polish market following a poor prior year.

Growth in Latin America and Asia-Pacific was primarily acquisition-related. North America measured in local currency was again highly successful.

Against the background of raw material price increases that we have not yet been able to fully offset, growth in operating profit (EBIT) was below average at 6.1 percent, or 9.3 percent after adjusting for foreign exchange. The return on sales (EBIT) declined to 10.4 percent and the return on capital employed (ROCE) fell from 20.7 percent to 19.3 percent.

Market segments

The Consumer and Craftsmen Adhesives business sector is active in three market segments: adhesives and adhesive tapes for the home, school and office; adhesives and sealants for craftsmen and DIY; and building adhesives.

Having in 2003 successfully launched the world's first genuine all-purpose adhesive in stick form under the Power Pritt brand for the market segment *adhesives and adhesive tapes for home, school and office*, a further innovative solvent-free all-purpose adhesive in gel form was added to the range in 2004 – under the name Power Pritt Gel. Following the worldwide launch of S.O.S. Repair within the cyanoacrylates product group, marketed internationally under the Loctite brand, we are now addressing new target groups and fields of application. In the adhesive tapes business, our focus in North America is primarily on the Duck brand. The strategy of utilizing strong Henkel brands such as Pritt and Pattex for adhesive tapes has improved our position in this market segment within Europe.

There were also improvements in the market positions of our high-performance adhesives. Within the market segment *adhesives and sealants for DIY and craftsmen*, these are managed internationally under the Pattex brand. The sealants business again exhibited dynamic development, with the successfully integrated acquisitions Makroflex and Lucky Silicone contributing and additionally strengthening Henkel's standing as a global supplier in this segment.

Our worldwide performance in the *building adhesives* segment was again very good, with our continued expansion in Eastern Europe a major contributor in this regard. In Mexico, we are utilizing our acquisition of Fester, the leading brand for moisture barrier products, to expand our business, adding further Henkel products to the portfolio and developing new local markets.

Capital expenditures and efficiency enhancement programs

We are adapting our production capacities to a growing demand for our products. We have improved the competitiveness of our manufacturing sites through numerous initiatives. We are also supporting business expansion in Eastern Europe through additional local production capacities. Overall, capital expenditures including acquisitions for 2004 totaled 114 million euros compared to 138 million euros in 2003.

Outlook

We expect a market growth rate of 2 percent in 2005.

Developments in the markets for raw materials and packaging products will have an effect on our business performance: aside from further price increases, certain major raw materials may also be in short supply. We have initiated measures to secure both our material supplies and our profitability.

We expect organic sales to increase significantly faster than the market. And we expect operating profit after adjusting for foreign exchange to increase in the double-digit percentage range.[1)]

[1)] see footnote 1 on page 51


DUCK

Ponal

Sista

Thomsit

Tangit

Henkel Technologies

- Organic sales growth 7.7 percent
- Operating profit up 21.5 percent
- ROCE increased to 13.2 percent
- Further consolidation of position as world market leader

Key financials[1]
Sales in million euros


2,679
2,828
2,763
2,666
2,791
2000
2001
2002
2003
2004

in million euros	2003	**2004**	**Change**
Sales	2,666	2,791	4.7 %
Proportion of Group sales	28 %	26 %	−2 pp
EBITA	260	299	14.8 %
Return on sales (EBITA)	9.8 %	10.7 %	0.9 pp
EBIT	194	235	21.5 %
Return on sales (EBIT)	7.3 %	8.4 %	1.1 pp
Return on capital employed (ROCE)	11.3 %	13.2 %	1.9 pp
EVA®	−17	49	–

pp = percentage points

[1] calculated on the basis of units of 1,000 euros

Economic environment and market position

The Henkel Technologies business sector is made up of our industrial activities in the areas of adhesives, sealants and surface treatment. The underlying global conditions in which Henkel Technologies operates improved in 2004. Against the background of a world market growth rate of around 3 percent, we succeeded in achieving a significantly higher increase in certain market segments, and particularly in the electronics and steel industries. The trend away from mechanical joining techniques and toward adhesives and sealing technologies continued unabated.

Henkel Technologies is the world market leader in the segments of relevance to us. In regional terms, we are focusing on Europe, North America and the Asia-Pacific region. The takeover of Sovereign and Orbseal produced an encouraging improvement in our market position in the USA, particularly in the automotive, paper converting and packaging industries.

Sales and profits

At 2,791 million euros, Henkel Technologies sales exceeded prior year by 4.7 percent. After adjusting for foreign exchange, sales rose by 8.8 percent. Aside from the growth regions Asia-Pacific and Eastern Europe, where the results achieved were well above average, our businesses in Germany, the rest of Western Europe and Latin America also performed well.

While sales in North America increased slightly after adjusting for foreign exchange, a decrease in demand in the automotive sector, one of our core business areas in the USA, somewhat dampened results.

Sales development

	2004
Change versus previous year	4.7 %
Foreign exchange	−4.1 %
At constant exchange rates	8.8 %
of which organic	7.7 %
acquisitions/divestments	1.1 %

Purmelt Hysol


DORUS


Liofol

LOCTITE

With our positive sales performance and improved cost structures, operating profit (EBIT) rose by 21.5 percent to 235 million euros. After adjusting for foreign exchange, the increase amounted to 27.7 percent. The return on sales (EBIT) rose by 1.1 points to 8.4 percent, and the return on capital employed (ROCE) increased to 13.2 percent.

Market segments

Our global business in partnership with the *automotive industry* profited from strong demand in Europe, the Asia-Pacific region and Latin America, giving rise to a double-digit percentage growth rate. This compensated for a less satisfactory level of activity in the USA. For the *aerospace industry* we have developed new epoxy resin products in the form of pastes and adhesive films that are particularly suitable for the manufacture of hybrid and composite materials.

Our activities in relation to the *electronics industry*, and particularly the manufacture of semiconductors and printed circuit boards, underwent an upturn. Lead-free soldering pastes and allied technologies were introduced with a good degree of success.

We encountered an enormous increase in demand in the *steel industry*, achieving strong growth in sales as a result.

Our wide-ranging portfolio for the manufacture of *consumer durables* such as household appliances led to a number of new contracts. In this segment we profited both from our competence in relation to adhesives and sealants and from our products for the cleaning and pre-treatment of surfaces. The strong worldwide demand for entertainment electronics further boosted growth, leading also to an increase in demand for our P3 cleaning products.

The *consumer goods* market was characterized by stagnation, particularly in the food and beverage sector. Nevertheless, we were able to meet our expectations by improving our market shares through the launch of a new generation of hotmelts for packaging and labeling applications. Our products used in the manufacture of flexible packaging materials continued to perform well.

We recorded a significant increase in sales in the *industrial maintenance, repair and overhaul* segment. In the USA particularly, we gained market shares with our core brand Loctite. In Europe, the launch of the new Loctite stick adhesive was very successful, reaching new customers and leading to additional product applications and system solutions.

Capital expenditures and efficiency enhancement programs

Investments in 2004 were geared to developing our production capacities in Asia. It has become necessary in this region to manufacture our products in closer proximity to customers operating, for example, in the electronics and packaging industries.

We have also generally improved our productivity leading to further economies of scale. We continued with our restructuring activities, and these contributed greatly to the improvement in operating profit. Including the consolidated acquisitions, capital expenditures in the year under review amounted to 179 million euros (previous year: 94 million euros).

Outlook

We expect our markets to grow by around 3 percent in 2005.

We expect price increases in our raw materials. As a consequence, we intend to increase our prices while also optimizing our formulations.

We expect our organic sales growth rate to significantly outstrip expansion of the market as a whole in 2005. We expect operating profit after adjusting for foreign exchange to increase in the double-digit percentage range.[1]

[1] see footnote 1 on page 51


Teroson

Adhesin

Bonderite


P3

technomelt supra

Risk management

Integrated risk management and control system

The ability to identify risks at an early stage and to control them efficiently is an integral part of our value-based management approach. On the basis of unified corporate standards, we systematically incorporate and assess risks and opportunities in our planning and decision-making processes. This enables us both to minimize potential exposure at an early stage and to specifically target and effectively exploit identified opportunities. Our risk management system is an integral component of the comprehensive planning, control and reporting regime that we have implemented in the individual companies, in our business sectors and in our corporate units. The principles, processes and responsibilities relating to risk management are defined in a Corporate Standard that is binding throughout the Group. Regular reviews of the system including its subsystems by both the Internal Audit department and external auditors ensure compliance with specified procedures while also supporting the ongoing process of further development. Within the framework of the 2004 financial audit, the auditors also duly examined the structure and function of our risk management system.

Risk inventories are periodically instigated as an important basis for controlling the overall level of exposure. The purpose of this activity is to systematically identify, appraise, monitor and document all major risks. The duty of the globally responsible business and function managers to recognize, communicate and report risks is governed by precisely defined thresholds. Involvement of the regional managers in the reporting process ensures that risks in our international organization are comprehensively monitored and recorded. Within the framework of a risk inventory, managerial staff are required to identify risks on the basis of checklists using predefined operating and functional risk categories, and to evaluate the results in terms of occurrence likelihood and potential loss. In addition, the risk management activities implemented within each function must also be detailed. The assessment results are then compiled within the framework of a compendium risk inventory that serves as a basis for deciding upon further measures for the avoidance, reduction and elimination of risk, and for evaluating the success of counter-measures implemented.

The efficiency of these measures and also the development of inventorized risks are additionally analyzed on a regular basis by a separate risk control process at both a decentralized and a centralized level. This enables the quality of detection and control of risks to be continuously improved. All the processes incorporated within the risk management and control regime are supported by an intranet-based risk database that ensures transparent risk communication within the Company as a whole.

Operating risk structure

Risks to the development and performance of the operating business sectors arising from the macro-economic environment and regional variations in market trends are identified on the basis of predictions pertaining to underlying cyclical conditions.

Risks in the field of production are minimized by production site decentralization, defined safety standards, the high qualification of our employees and regular maintenance of facilities. The negative effects of possible production failures are covered by insurance policies to the extent that this is economically feasible. The high flexibility of our sites in regard to our product portfolio also contributes to a reduction in our level of exposure.

We minimize research and technology risks by operating a complex system of in-house fundamental research augmented by extensive information interchange with universities and research institutions. Detailed analytical methods and strict product release procedures are applied in order to ensure defect-free product composition. The high quality of our products is also underpinned by our uniform worldwide safety and environmental standards.

We introduce new products into circulation on the basis of comprehensive market research and a detailed planning process. Among the major instruments that we deploy in this regard are a professional ideas management system and carefully conceived and applied laboratory and market testing. This approach enables us to significantly limit the risk of an unsuccessful launch of new products and it also substantially reduces our exposure to product liability litigation.

Capital expenditures are analyzed on the basis of a detailed risk appraisal. Careful advanced testing and feasibility studies to determine the viability of investment projects provide the basis for our effective project control and risk reduction capability. The preparation, implementation and monitoring of investment decisions is aligned to defined, differentiated responsibility matrixes and approval processes that incorporate all the relevant specialist functions.

Through a structured procedure similar to that applied in the case of capital expenditures, acquisition decisions are likewise taken on the basis of a comprehensive risk analysis. In complex transactions, risks can arise due to laws and statutory instruments relating to tax, competition, patents, monopolies, the capital market and the environment. To combat these, we base our decisions on a comprehensive process of due diligence backed up by legal advice provided both by our own experts and external specialists. The preparation, implementation and control of acquisition decisions are conducted in accordance with the procedures specified in our Corporate Standards.

In the procurement market, pro-active control of our vendor portfolio and ongoing worldwide expansion of our purchasing management capability contribute considerably to reducing risk. We strive to remain independent of individual suppliers in order to better secure the availability of the goods and services that we require. Moreover, we give preference to vendors registered according to ISO standards. We work assiduously on alternative formulations and forms of packaging so that we can respond effectively to unforeseen fluctuations in raw material prices. We also limit price fluctuation risks in the procurement market by concluding long-term supply agreements.

Functional risk structure

The Corporate Treasury department centrally manages interest rate, currency and liquidity risks likely to affect the Group, operating on a pro-active basis governed by corporate-wide guidelines. Derivative financial instruments are utilized exclusively for hedging purposes. Transaction risk arises from exchange rate fluctuations causing changes in the value of short-term future foreign currency cash flows in relation to individual company financial statements. Currency translation risk is the risk of an accounting translation loss on the equity of a subsidiary due to movements in exchange rates. The effects of the translation risk become apparent when the local individual company financial statements of foreign subsidiaries are translated into the Group currency. Henkel uses currency derivatives primarily to hedge against exposure to transaction risks. Translation risks from net investments in foreign entities are hedged only in individual cases.

Apart from hedging against currency risks, another important objective of our financial policy is that of prudent management of interest rate exposure. To achieve this, our maturity structure of interest-bearing financial positions is managed on two levels: 1. by selecting equivalent fixed-interest periods for the original financial assets and financial liabilities affecting liquidity; 2. by using interest rate derivatives, primarily interest rate swaps. The interest rate both on the bond for 1 billion euros issued by Henkel KGaA in June 2003 and on the bond for 0.2 billion US dollars assumed with the acquisition of The Dial Corporation were converted from fixed to floating using interest rate swaps. As the bonds and interest rate swaps are in a formally documented hedge accounting relationship, the measurement of the bonds and the measurement of the interest rate swaps match almost exactly.

In addition to separate hedges of currency and interest rate risks, cross currency swaps are used to reduce both risks simultaneously.

The clear regulations governing our response to financial risk form an essential component of the financial strategy in place at Henkel. Our objective is to reconcile as far as possible the competing requirements of profitability, liquidity, safety and financial independence while seeking to satisfy the externally defined adequacy criteria of the capital market. The underlying Treasury Standards and also the systems applied in risk management and control are explained in the Notes to the Financial Statements.

Standardized procedures, a pro-active approach to receivables management and a detailed customer relationship monitoring system minimize the occurrence of bad debts.

We employ advanced technologies in order to avoid risks in the field of electronic data processing. Unauthorized access to data and systems and also major data losses are extensively precluded by continuous monitoring of the efficiency, availability and reliability of our systems, and by a detailed emergency response plan integrated within our security concept.

There are currently no risks arising from litigations either pending or threatened that could have a material influence on our financial position. We address litigation risk by maintaining constant contacts between the corporate legal department, local national companies and local attorneys. Through our reporting system we are able both to monitor and control current legal proceedings and also to assess potential risks.

We have concluded worldwide insurance policies, the scope of which is constantly being centrally optimized, in order to cover any remaining liability risks and potential losses that could affect the Company.

The future economic development of Henkel is essentially secured by the commitment and capabilities of our employees. We combat the increasing competition for well-qualified technical and managerial staff by maintaining close contacts with selected universities and implementing special recruitment programs. Attractive qualification and further training opportunities combined with performance-related compensation plans form the basis of our personnel development system.

Overall risk

The measures described for managing the various categories of operating and functional risk ensure that all the relevant price fluctuation, production failure and liquidity risks and risks arising from cash flow fluctuations to which the Group may be exposed, are effectively combated. At the moment, there are no identifiable risks relating to future developments that could endanger the existence either of the holding company or of the Group as a going concern. Our risk analysis indicates that the net assets, financial position and also the results of operations of the holding company and of the Group as a whole are not currently endangered either by individual risks or by the aggregated exposure arising from all risks combined.

Outlook for the Henkel Group

Underlying economic conditions: Opportunities and threats

World economy

The world economic conditions underlying our activities are unlikely to undergo any significant change in 2005. We expect the growth dynamics of certain major countries such as the USA, Japan and China to be less pronounced than in 2004. A persistently weak US dollar and high oil prices could have a dampening effect on future developments.

Against this background, we expect the world economy to grow by around 3 percent in 2005. The rate of growth within Germany and in Europe as a whole is likely to be slower than in the USA. We anticipate that the highest growth rates will occur in Asia and Latin America.

Sector developments

Any revival of consumer consumption in Europe is likely to be minor. We expect consumer consumption in the USA to increase, albeit at a slower rate than in the previous year.

We anticipate a slight increase in production in the automotive industry with below-average growth in both Europe and North America. Strong increases are again likely in Asia and Latin America.

We expect that expansion in the electronics industry will be significantly slower in 2005, with only a small degree of growth occurring in the case of upstream products such as surface-mounted devices (SMD).

The steel and metals industry will continue its upward growth path. China particularly is expected to continue to show strong demand in this sector.

We again expect the general industrial sector to undergo a small degree of growth.

We anticipate no more than sluggish growth in the European construction sector. There is still no sign of any real upturn in building activity in Germany. We expect the construction industry in the USA to undergo a further increase in activity.

Sales and profits forecast for 2005

Our intention is to grow more strongly than our respective markets. The Henkel Group expects to achieve organic growth (after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2005.

We expect operating profit (EBIT)[1] before exceptional items to undergo an increase in the high teens percentage range after adjusting for foreign exchange.

With income from our investment in Clorox now absent, we expect earnings per preferred share (EPS)[2] to remain at the high level of the previous year, assuming that the US dollar does not depreciate excessively.

The investment ratio in property, plant and equipment, and the research and development ratio can be expected to match the ratios of the previous year.

Post-closure report

In January 2005, we announced restructuring measures in relation to selected companies of the Sovereign Group acquired on December 27, 2004.

In the middle of January 2005 we announced our intention to shut down our detergents production site in Reims.

[1] It should be noted that the EBIT figure will, with effect from January 1, 2005, increase due to the absence of scheduled goodwill amortization.

[2] Taken on the basis of earnings per preferred share before goodwill amortization and exceptional items.

Henkel Group: Consolidated Statement of Income

in million euros

	Notes	2003	**2004**
Sales	1	**9,436**	**10,592**
Cost of sales	2	−4,965	−5,615
Gross profit		**4,471**	**4,977**
Marketing, selling and distribution costs	3	−2,915	−3,156
Research and development costs	4	−257	−272
Administrative expenses	5	−508	−570
Other operating income	6	158	146
Other operating charges	7	−77	−103
Scheduled amortization of goodwill	8	−125	−200
Current restructuring costs	9	−37	−22
Operating profit (EBIT) before exceptional items	10	**710**	**800**
Sale of participation in Wella		81	–
Extended/Advanced Restructuring costs		−85	−408
Gain arising on the exchange of the investment in Clorox		–	1,770
Impairment losses on goodwill		–	−242
Operating profit (EBIT) after exceptional items		**706**	**1,920**
Net income from associated companies		174	162
Income from Clorox share buy-back		30	–
Net result from other participations		−2	2
Net interest expense		−140	−163
Financial items	11	**62**	**1**
Earnings before tax		**768**	**1,921**
Taxes on income	12	**−238**	**−185**
Net earnings		**530**	**1,736**
Minority interests	13	−11	−1
Earnings after minority interests		**519**	**1,735**
Allocation to revenue reserves		−352	−1,550
Unappropriated profit		**167**	**185**

Earnings per share (basic) in euros

	Notes	2003	**2004**
Ordinary shares	41	3.59	12.07
Non-voting preferred shares	41	3.65	12.13

Earnings per share (diluted) in euros

	Notes	2003	**2004**
Ordinary shares	41	3.59	12.07
Non-voting preferred shares	41	3.65	12.10

Earnings per share before exceptional items[1] in euros

	Notes	2003	**2004**
Ordinary shares	41	3.41	3.76
Non-voting preferred shares	41	3.47	3.82

[1] exceptional items 2003: sale of participation in Wella, Extended Restructuring measures, Clorox share buy-back
exceptional items 2004: exchange of investment in Clorox, impairment losses on goodwill, Advanced Restructuring measures

Henkel Group: Consolidated Balance Sheet

Assets in million euros

	Notes	Dec. 31, 2003	**Dec. 31, 2004**
Intangible assets	14	1,641	4,554
Property, plant and equipment	15	1,683	1,808
Shares in associated companies		716	463
Other investments		145	442
Long-term loans		538	133
Financial assets	16	1,399	1,038
Fixed assets		**4,723**	**7,400**
Inventories	17	1,053	1,196
Trade accounts receivable	18	1,581	1,743
Other receivables and miscellaneous assets	19	521	777
Liquid funds/Marketable securities	20	1,188	1,695
Current assets		**4,343**	**5,411**
Deferred tax assets	21	**296**	**327**
Total assets		**9,362**	**13,138**

Shareholders' Equity and Liabilities in million euros

	Notes	Dec. 31, 2003	**Dec. 31, 2004**
Subscribed capital	22	374	374
Capital reserve	23	652	652
Revenue reserves	24	2,788	4,359
Unappropriated profit		167	185
Gains and losses recognized in equity	25	-670	-982
Equity excluding minority interests		**3,311**	**4,588**
Minority interests	26	75	16
Equity including minority interests		**3,386**	**4,604**
Provisions for pensions and other post-employment benefits	27	1,642	1,815
Other provisions	28	1,056	1,513
Provisions for deferred tax liabilities	29	181	455
Provisions		**2,879**	**3,783**
Borrowings	30	1,855	3,174
Trade accounts payable	31	789	1,099
Other liabilities	32	453	478
Liabilities		**3,097**	**4,751**
Total equity and liabilities		**9,362**	**13,138**

Henkel Group: Statement of Changes in Equity

see Notes 22 to 25
in million euros

	Ordinary shares	Preferred shares	Capital reserve	Revenue reserves	Unappropriated profit	Gains and losses recognized in equity: Translation differences	Gains and losses recognized in equity: Derivative financial instruments	**Total**
At January 1, 2003	**222**	**152**	**652**	**2,510**	**156**	**-405**	**-8**	**3,279**
Distributions				–	-156	–	–	-156
Earnings after minority interests				–	519	–	–	519
Allocations to reserves				352	-352	–	–	–
Foreign exchange effects				–	–	-268	–	-268
Derivative financial instruments				–	–	–	11	11
Other changes taken to equity				-74	–	–	–	-74
At Dec. 31, 2003/Jan. 1, 2004	**222**	**152**	**652**	**2,788**	**167**	**-673**	**3**	**3,311**
Distributions					-167			-167
Earnings after minority interests					1,735			1,735
Allocations to reserves				1,550	-1,550			
Foreign exchange effects						-322		-322
Derivative financial instruments							10	10
Other changes taken to equity				21				21
At December 31, 2004	**222**	**152**	**652**	**4,359**	**185**	**-995**	**13**	**4,588**

Key financial ratios

	2003	**2004**
Interest coverage ratio *(EBITDA ÷ net interest expense including interest element of pension provisions)*	7.9	17.0
Debt coverage ratio in % *(net earnings before minority interests + amortization and depreciation + interest element of pension provisions ÷ net borrowings and pension provisions)*	44.8	81.6
Equity ratio in % *(equity including minority interests and unappropriated profit ÷ total assets)*	36.2	35.0
Gearing *(net borrowings and pension provisions ÷ equity)*	0.68	0.72

Henkel Group: Cash Flow Statement

see Note 42
in million euros

	2003	**2004**
Operating profit (EBIT) after exceptional items	706	1,920
Income taxes paid	-348	-276
Depreciation/write-ups of fixed assets (excluding financial assets, including exceptional items)	405	851
Net gains/losses from disposals of fixed assets (excluding financial assets, including exceptional items)	-102	-1,785
Change in inventories	-23	1
Change in receivables and miscellaneous assets	-102	-50
Change in liabilities and provisions	-16	262
Cash flow from operating activities	**520**	**923**
Capital expenditures on intangible assets	-25	-26
Capital expenditures on property, plant and equipment	-321	-344
Capital expenditures on financial assets/acquisitions	-499	-3,420
Proceeds from disposals of fixed assets	482	2,763
Cash flow from investing activities/acquisitions	**-363**	**-1,027**
Henkel KGaA dividends	-156	-167
Subsidiary company dividends (to other shareholders)	-9	-12
Interest and dividends received	110	123
Interest paid	-186	-215
Dividends and interest paid and received	*-241*	*-271*
Change in borrowings	1,056	1,039
Other financing transactions	-1	-7
Cash flow from financing activities	**814**	**761**
Change in cash and cash equivalents	**971**	**657**
Effect of exchange rate changes on cash and cash equivalents	-9	-150
Change in liquid funds and marketable securities	**962**	**507**
Liquid funds and marketable securities at January 1	226	1,188
Liquid funds and marketable securities at December 31	1,188	1,695

Computation of free cash flow in million euros

	2003	**2004**
Cash flow from operating activities	520	923
Capital expenditures on intangible assets	-25	-26
Capital expenditures on property, plant and equipment	-321	-344
Proceeds from disposal of fixed assets	482	2,763
Dividends received/Net interest	-76	-92
Free cash flow	**580**[1]	**3,224**[2]

[1] excluding the tax payments in respect of Cognis and the Wella disposal proceeds, the free cash flow figure would have amounted to 369 million euros

[2] excluding the proceeds from the exchange of the investment in Clorox and the repayment of the Cognis loan (vendor note), the free cash flow figure would have amounted to 529 million euros

Notes to the Financial Statements
Henkel Group: Segment Information[1)]

see Note 40

in million euros

Business Sectors	Laundry & Home Care	Cosmetics/ Toiletries	Consumer Adhesives	Henkel Tech-nologies	Corporate	Group
Sales 2004	**3,617**	**2,477**	**1,446**	**2,791**	**261**	**10,592**
Change from previous year	17.7 %	18.7 %	10.1 %	4.7 %	–	12.3 %
Proportion of Group sales	34 %	23 %	14 %	26 %	3 %	100 %
Sales 2003	3,074	2,086	1,313	2,666	297	9,436
EBITDA 2004 after exceptional items	**477**	**348**	**208**	**383**	**1,355**	**2,771**
EBITDA 2003	384	272	193	351	–89	1,111
Change from previous year	24.2 %	28.1 %	7.7 %	9.1 %	–	> 100 %
Return on sales (EBITDA) 2004	**13.2 %**	**14.0 %**	**14.4 %**	**13.7 %**	**–**	**26.2 %**
Return on sales (EBITDA) 2003	12.5 %	13.0 %	14.7 %	13.2 %	–	11.8 %
Amortization and depreciation of trademark rights, other rights and property, plant and equipment 2004	**126**	**57**	**39**	**84**	**103**	**409**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment 2003	89	44	35	91	21	280
EBITA 2004 after exceptional items	**351**	**291**	**169**	**299**	**1,252**	**2,362**
EBITA 2003	295	228	158	260	–110	831
Change from previous year	19.2 %	27.5 %	6.9 %	14.8 %	–	> 100 %
Return on sales (EBITA) 2004	**9.7 %**	**11.7 %**	**11.7 %**	**10.7 %**	**–**	**22.3 %**
Return on sales (EBITA) 2003	9.6 %	10.9 %	12.0 %	9.8 %	–	8.8 %
Amortization of goodwill 2004	**51**	**66**	**19**	**64**	**242[6)]**	**442**
Amortization of goodwill 2003	8	34	17	66	–	125
EBIT 2004 after exceptional items	**300**	**225**	**150**	**235**	**1,010[5)]**	**1,920**
EBIT 2003	287	194	141	194	–110[4)]	706
Change from previous year	4.7 %	16.2 %	6.1 %	21.5 %	–	> 100 %
Return on sales (EBIT) 2004	**8.3 %**	**9.1 %**	**10.4 %**	**8.4 %**	**–**	**18.1 %**
Return on sales (EBIT) 2003	9.3 %	9.3 %	10.8 %	7.3 %	–	7.5 %
Return on capital employed (ROCE) 2004	**14.9 %**	**14.0 %**	**19.3 %**	**13.2 %**	**–**	**30.9 %**
Return on capital employed (ROCE) 2003	33.1 %	22.6 %	20.7 %	11.3 %	–	16.2 %
Capital employed 2004[2)]	**2,364**	**2,072**	**876**	**2,266**	**63**	**7,641**
Capital employed 2003[2)]	891	1,008	764	2,306	147	5,116
Change from previous year	> 100 %	> 100 %	14.7 %	–1.7 %	–	49.3 %
Capital expenditures (excl. financial assets) 2004	**2,609**	**1,365**	**114**	**179**	**31**	**4,298**
Capital expenditures (excl. financial assets) 2003	210	57	138	94	18	517
Operating assets 2004	**3,204**	**2,415**	**1,064**	**2,489**	**355**	**9,527**
Operating liabilities 2004	**896**	**656**	**294**	**626**	**292**	**2,764**
Net operating assets employed 2004[3)]	**2,308**	**1,759**	**770**	**1,863**	**63**	**6,763**
Operating assets 2003	1,689	1,338	939	2,571	381	6,918
Operating liabilities 2003	822	571	276	610	233	2,512
Net operating assets employed 2003[3)]	867	767	663	1,961	148	4,406
Research and development costs (R&D) 2004	**74**	**42**	**21**	**101**	**34**	**272**
R&D as % of sales 2004	**2.1 %**	**1.7 %**	**1.5 %**	**3.6 %**	**–**	**2.6 %**
Research and development costs (R&D) 2003	64	35	18	103	37	257
R&D as % of sales 2003	2.1 %	1.7 %	1.4 %	3.8 %	–	2.7 %

[1)] calculated on the basis of units of 1,000 euros [2)] including goodwill at cost [3)] including goodwill at residual book values [4)] includes Extended Restructuring costs of 85 million euros, of which 22 million euros relates to Laundry & Home Care, 18 million euros to Cosmetics/Toiletries, 10 million euros to Consumer and Craftsmen Adhesives, 24 million euros to Henkel Technologies and 11 million euros to Corporate [5)] includes Advanced Restructuring costs of 408 million euros, of which 128 million euros relates to Laundry & Home Care, 83 million euros to Cosmetics/Toiletries, 46 million euros to Consumer and Craftsmen Adhesives, 114 million euros to Henkel Technologies and 37 million euros to Corporate [6)] impairment losses on goodwill: Laundry & Home Care 58 million euros, Cosmetics/Toiletries 31 million euros, Consumer and Craftsmen Adhesives 5 million euros, Henkel Technologies 148 million euros

Notes to the Financial Statements
Henkel Group: Segment Information[1]

see Note 40

in million euros

Regions	Europe/ Africa/ Middle East	North America (USA, Canada)	Latin America	Asia-Pacific	Corporate	Group
Sales by location of company 2004	**7,085**	**2,000**	**471**	**775**	**261**	**10,592**
Change from previous year	2.1 %	76.5 %	27.5 %	10.9 %	–	12.3 %
Proportion of Group sales	67 %	19 %	4 %	7 %	3 %	100 %
Sales by location of company 2003	6,938	1,133	370	698	297	9,436
Sales by location of customer 2004	**7,269**	**1,705**	**489**	**868**	**261**	**10,592**
Change from previous year	6.1 %	54.9 %	28.1 %	8.1 %	–	12.3 %
Proportion of Group sales	68 %	16 %	5 %	8 %	3 %	100 %
Sales by location of customer 2003	6,853	1,101	382	803	297	9,436
EBITDA 2004 after exceptional items	**1,020**	**310**	**32**	**54**	**1,355**	**2,771**
EBITDA 2003	1,017	131	21	31	-89	1,111
Change from previous year	**0.3 %**	> 100 %	51.3 %	71.6 %	–	> 100 %
Return on sales (EBITDA) 2004	**14.4 %**	**15.5 %**	**6.7 %**	**7.0 %**	**–**	**26.2 %**
Return on sales (EBITDA) 2003	14.7 %	11.5 %	5.7 %	4.5 %	–	11.8 %
Amortization and depreciation of trademark rights, other rights and property, plant and equipment 2004	**210**	**68**	**14**	**14**	**103**	**409**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment 2003	201	33	13	12	21	280
EBITA 2004 after exceptional items	**810**	**242**	**18**	**40**	**1,252**	**2,362**
EBITA 2003	816	98	8	19	-110	831
Change from previous year	-0.8 %	> 100 %	> 100 %	> 100 %	–	> 100 %
Return on sales (EBITA) 2004	**11.4 %**	**12.1 %**	**3.8 %**	**5.2 %**	**–**	**22.3 %**
Return on sales (EBITA) 2003	11.8 %	8.7 %	2.1 %	2.7 %	–	8.8 %
Amortization of goodwill 2004	**77**	**107**	**5**	**11**	**242[6]**	**442**
Amortization of goodwill 2003	74	35	5	11	–	125
EBIT 2004 after exceptional items	**733**	**135**	**13**	**29**	**1,010[5]**	**1,920**
EBIT 2003	742	63	3	8	-110[4]	706
Change from previous year	-1.1 %	> 100 %	> 100 %	> 100 %	–	> 100 %
Return on sales (EBIT) 2004	**10.4 %**	**6.8 %**	**2.8 %**	**3.7 %**	**–**	**18.1 %**
Return on sales (EBIT) 2003	10.7 %	5.6 %	0.7 %	1.1 %	–	7.5 %
Return on capital employed (ROCE) 2004	**23.3 %**	**7.5 %**	**4.7 %**	**8.4 %**	**–**	**30.9 %**
Return on capital employed (ROCE) 2003	25.1 %	10.2 %	2.4 %	4.4 %	–	16.2 %
Capital employed 2004[2]	**3,473**	**3,241**	**384**	**480**	**63**	**7,641**
Capital employed 2003[2]	3,246	960	336	427	147	5,116
Change from previous year	7.0 %	> 100 %	14.2 %	12.6 %	–	49.3 %
Capital expenditures (excl. financial assets) 2004	**369**	**3,682**	**47**	**169**	**31**	**4,298**
Capital expenditures (excl. financial assets) 2003	355	27	90	27	18	517
Operating assets 2004	**4,676**	**3,386**	**445**	**665**	**355**	**9,527**
Operating liabilities 2004	**1,797**	**358**	**78**	**239**	**292**	**2,764**
Net operating assets employed 2004[3]	**2,879**	**3,028**	**367**	**426**	**63**	**6,763**
Operating assets 2003	4,507	1,037	387	606	381	6,918
Operating liabilities 2003	1,748	233	68	230	233	2,512
Net operating assets employed 2003[3]	2,759	804	319	376	148	4,406

[1] calculated on the basis of units of 1,000 euros [2] including goodwill at cost [3] including goodwill at residual book values [4] includes Extended Restructuring costs of 85 million euros, of which 47 million euros relates to Europe/Africa/Middle East, 12 million euros to North America, 8 million euros to Latin America, 7 million euros to Asia-Pacific and 11 million euros to Corporate [5] includes Advanced Restructuring costs of 408 million euros, of which 282 million euros relates to Europe, 60 million euros to North America, 7 million euros to Latin America, 22 million euros to Asia-Pacific and 37 million euros to Corporate [6] impairment losses on goodwill: Europe 79 million euros, North America 115 million euros, Latin America 2 million euros, Asia/Pacific 46 million euros

Notes to the Financial Statements
Henkel Group: Changes in Fixed Assets

Cost in million euros

	Intangible assets	Property, plant and equipment	Financial assets	**Total**
At January 1, 2003	**2,982**	**4,701**	**1,442**	**9,125**
Changes in the Group/acquisitions	141	31	4	176
Additions	25	321	472	818
Disposals	-39	-231	-416	-686
Reclassifications	5	-5	–	–
Translation differences	-227	-178	-77	-482
At Dec. 31, 2003/Jan. 1, 2004	**2,887**	**4,639**	**1,425**	**8,951**
Changes in the Group/acquisitions	3,726	187	-31	3,882
Additions	26	344	461	831
Disposals	-43	-210	-806	-1,059
Reclassifications	2	-2	–	–
Translation differences	-387	-103	12	-478
At December 31, 2004	**6,211**	**4,855**	**1,061**	**12,127**

Accumulated amortization/depreciation in million euros

	Intangible assets	Property, plant and equipment	Financial assets	**Total**
At January 1, 2003	**1,196**	**2,984**	**18**	**4,198**
Changes in the Group/acquisitions	–	1	4	5
Write-ups	–	-9	–	-9
Amortization and depreciation	158	256	6	420
Disposals	-33	-191	-2	-226
Reclassifications	5	-5	–	–
Translation differences	-80	-80	–	-160
At Dec. 31, 2003/Jan. 1, 2004	**1,246**	**2,956**	**26**	**4,228**
Changes in the Group/acquisitions	–	-13	–	-13
Write-ups	–	-3	–	-3
Amortization and depreciation	510	344	2	856
Disposals	-43	-176	-5	-224
Reclassifications	1	-1	–	–
Translation differences	-57	-60	–	-117
At December 31, 2004	**1,657**	**3,047**	**23**	**4,727**
Fixed assets (net) at December 31, 2004	**4,554**[1]	**1,808**	**1,038**	**7,400**
Fixed assets (net) at December 31, 2003	**1,641**	**1,683**	**1,399**	**4,723**
Scheduled amortization and depreciation 2004	268	252	–	520
Impairment losses 2004	242	92	2	336
Total amortization and depreciation 2004	**510**	**344**	**2**	**856**
Scheduled amortization and depreciation 2003	158	246	–	404
Impairment losses 2003	–	10	6	16
Total amortization and depreciation 2003	**158**	**256**	**6**	**420**
[1] of which with indefinite useful lives	574			574

Henkel Group: Notes to the Financial Statements

General information

The consolidated financial statements of Henkel KGaA have been prepared in accordance with International Financial Reporting Standards (IFRS). IFRS 3 (Business Combinations) has been applied with effect from March 31, 2004 as well as the related revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). Other agreed changes to existing standards forming part of the IASB Improvement Projects, or new standards issued for the first time, will be applied to the consolidated financial statements for the year ended December 31, 2005. With the exception that goodwill and other intangible assets with indefinite useful lives will no longer be amortized, we do not anticipate any material effects.

The individual financial statements are drawn up on the same accounting date as those of Henkel KGaA.

The financial statements of companies included in the consolidation have been audited by members of the KPMG organization or by other independent firms of auditors instructed accordingly.

The consolidated financial statements have been prepared under the historical cost convention, with the exception that certain financial instruments are stated at their fair values.

In order to improve the clarity and informative value of the consolidated financial statements, certain items are combined in the balance sheet and in the statement of income and shown separately in the Notes. The following items are shown separately in the statement of income:

- Research and development costs
- Scheduled amortization of goodwill
- Current restructuring costs
- Exceptional items:
  Gain arising on the exchange of the investment in Clorox
  Impairment losses on goodwill
  Costs of the Advanced Restructuring measures

This gives a better overall picture of the net assets, financial position and results of operations of the Group.

Composition of the Group

In addition to Henkel KGaA, the consolidated financial statements include 20 German and 220 foreign companies in which Henkel KGaA holds, directly or indirectly, a majority of the voting rights or which are under the unified management control of Henkel KGaA. A total of 36 dormant companies or companies with insignificant operations have been excluded from the consolidated financial statements, as they are immaterial, individually and in total, to the net assets, financial position and results of operations of the Group.

The composition of the Group changed radically in the course of 2004 compared with the previous year. 26 companies have been included in the consolidated Group figures for the first time, 13 companies were merged and 11 companies are no longer consolidated.

The investment in Ecolab Inc., St. Paul, Minnesota, USA, is accounted for using the equity method, because the Henkel Group holds more than 20 percent of the voting rights and has significant influence on the financial and business policies of the company.

Principal acquisitions by business sector in million euros	Holding in %	Financial commitment[1]	First consolidated
Laundry & Home Care and Cosmetics/Toiletries		**3,267**	
Dial Corporation, USA	100 %	–	Mar. 29, 2004
Dial Holdings, USA (hived-off Clorox businesses)	100 %	–	Nov. 22, 2004
MasColor, Mexico (asset deal)		–	
Advanced Research Laboratories, USA (asset deal)		–	Feb. 1, 2004
Indola (asset deal)		–	May 5, 2004
Consumer and Craftsmen Adhesives and Henkel Technologies		**388**	
Sovereign Specialty Chemicals, USA	100 %	–	Jan. 1, 2005
Orbseal, USA	100 %	–	Oct. 27, 2004

[1] purchase price (5,205 million euros) and liabilities assumed less cash and cash equivalents assumed (1,550 million euros)

Dial acquisition

Following the Dial shareholders' approval of the purchase of their company on March 24, 2004, Henkel acquired all outstanding Dial shares for a total purchase price of 2,875 million US dollars. This represents a price of 28.75 US dollars per Dial share. The transaction was completed on March 29, 2004.

The Dial Corporation is a leading manufacturer of consumer goods on the continent of North America. Its product portfolio includes detergents (Purex), toiletries such as soaps and shower gels (Dial), air fresheners (Renuzit) and food products (Armour). In fiscal 2003, Dial achieved sales of 1,345 million US dollars and an EBIT margin of around 18 percent.

Seven newly-acquired companies have been included in the consolidation for the first time.

Exchange of the strategic investment in Clorox

On November 22, 2004, Henkel exchanged its 28.8 percent investment in The Clorox Company, Oakland, California, USA (around 61.4 million shares) for a newly-formed subsidiary of Clorox. This subsidiary, which now trades under the name Dial Holdings, has a portfolio of operating businesses (household cleaner Soft Scrub and the insecticide businesses Combat, Home Mat and Home Keeper) and a 20 percent investment in Henkel Ibérica worth 744 million US dollars in total, as well as holding 2,095 million US dollars in cash.

The total value of the transaction was 2,839 million US dollars. This represents a price of 46.25 US dollars per Clorox share. At the date of the closing, the price of a single share was 56.41 dollars. The agreed block discount was in line with comparable transactions. We are assuming that the transaction will be recognized in the USA as a tax-exempt exchange as defined by the Internal Revenue Code. We obtained the views of two independent US experts on this point, both of whom confirmed our opinion. We also obtained a fairness opinion about the value of the transaction from an investment bank.

As a result of the businesses acquired, two new companies were included in the consolidation for the first time.

Effect of significant acquisitions on balance sheet headings at time of acquisiton in million euros

	Dial Corp.	Dial Holdings	Other acquisitions
Intangible assets/Property, plant and equipment	2,926	602	389
Financial assets	–	–	326
Fixed assets	2,926	602	715
Current assets	611	1,694	110
Deferred tax assets	102	1	13
Total assets acquired	**3,639**	**2,297**	**838**
Provisions	439	1	27
Provisions for deferred tax liabilities	407	58	–
Liabilities	418	1	131
Liabilities assumed	**1,264**	**60**	**158**
Net assets acquired	**2,375**	**2,237**	**680**

Any restatements of net assets in the companies acquired were immaterial. In the course of the acquisition transactions, intangible assets of 3,726 million euros were revealed which had not previously been included in the balance sheet. The goodwill identified amounted to 2,583 million euros. The intangible assets comprise mainly trademark rights, acquired from Dial Corp. and Dial Holdings, which are established in their markets. Henkel is planning to invest resources to ensure that these trademarks remain strong in the future.

Consolidation principles

The purchase accounting method is used for the consolidation of capital. This method stipulates that for business combinations where the book values are restated, all hidden reserves and hidden charges in the company acquired are fully reflected and all identifiable intangible assets are separately disclosed. Any difference arising between the revalued net assets and the purchase price is recognized as goodwill (for further details, see the section on scheduled amortization of goodwill on page 63, Note 8). Companies acquired are included in the consolidation for the first time by setting off their book values in the parent company against the proportionate share of their assets and liabilities at fair values. In subsequent years, the book values of participations carried in the accounting records of the parent company are set off against the net assets and liabilities of the subsidiary companies.

The investment in Ecolab Inc., St. Paul, Minnesota, USA, is accounted for using the equity method and shown at the appropriate proportion of its net assets.

All receivables and liabilities, sales, income and expenses, as well as intercompany profits on fixed assets or inventories supplied by other companies in the Group, are eliminated on consolidation. Intra-Group supplies are transacted on the basis of market or transfer prices.

Deferred taxation, calculated at the average rate of tax chargeable on profits of the Group, is accrued on consolidation procedures affecting net earnings.

Currency translation

The financial statements of companies included in the consolidation, including the hidden reserves and hidden charges of Group companies reflected under the purchase accounting method, and also goodwill arising on consolidation, are translated into euros using the functional currency method outlined in IAS 21. The functional currency is the main currency in which the foreign company generates funds and makes payments. As the functional currency for the companies included in the consolidation is always the local currency of the company concerned, assets and liabilities are translated at the mid rates ruling at the balance sheet date, while income and expenses are translated at average rates for the year.

This also applies to all major individual transactions in 2004. The differences arising from using average rather than year-end rates are taken to equity and shown as "Gains and losses recognized in equity" without affecting earnings. In Turkey, the financial statements are prepared in euros.

Foreign currency accounts receivable and payable are translated at closing year-end rates of exchange. For the main currencies in the Group, the following exchange rates are used for one euro:

Currency

		Average rate in currency		Closing rate in currency	
	ISO code	2003	**2004**	2003	**2004**
British pounds	GBP	0.69	0.68	0.7048	0.7050
Swiss francs	CHF	1.52	1.54	1.5579	1.5429
Japanese yen	JPY	130.91	134.46	135.0500	139.6500
US dollars	USD	1.13	1.24	1.2630	1.3621

Notes to the Statement of Income

(0) Effect of significant acquisitions

Effect of significant acquisitions on the statement of income in the year ended December 31, 2004 in million euros

	Dial Corp.	Dial Holdings
Sales	871	12
Gross profit	355	7
Gross profit in %	40.8	58.7
Net earnings	**-20**	**-44**

(1) Sales

Sales comprise sales of goods and services less sales deductions. Sales are recognized when the risk has been transferred. In the case of goods, this coincides with physical delivery. It must also be probable that payment will be made.

An analysis of sales by business sector and geographical region compared with the previous year is shown in the segment information on pages 56 and 57.

(2) Cost of sales

Cost of sales comprises the cost of products and services sold and the purchase cost of merchandise sold. It consists of the directly attributable cost of materials and primary production cost, as well as indirect overheads including the appropriate amount of wear and tear on fixed assets.

(3) Marketing, selling and distribution costs

In addition to marketing organization and distribution costs, the main components of this item are advertising, sales promotion and market research costs. Also included here are the costs of technical advisory services for customers and amounts written off accounts receivable (2004: 20 million euros/previous year: 30 million euros).

(4) Research and development costs

Research costs may not be recognized as an asset. Development costs are recognized as an asset if all the criteria for recognition are met and the research phase can be clearly distinguished from the development phase. Currently, it is not possible to make this distinction due to a high level of interdependence.

(5) Administrative expenses

This heading includes the appropriate proportion of personnel and non-personnel costs of Group management and of the human resources, purchasing, accounts and information technology departments.

(6) Other operating income

Other operating income in million euros

	2003	**2004**
Gains on disposal of fixed assets	23	17
Income from release of provisions	34	15
Income from release of valuation allowances	4	3
Write-ups of fixed assets	9	3
Foreign exchange gains on operating activities	26	22
Other operating revenue	62	86
	158	**146**

Other operating revenue includes income not relating to the period under review, insurance compensation amounting to 3 million euros (previous year: 3 million euros) and refunds of 2 million euros (previous year: 1 million euros).

(7) Other operating charges

Other operating charges in million euros

	2003	**2004**
Write-downs on miscellaneous assets	2	9
Foreign exchange losses on operating activities	27	30
Losses on disposal of fixed assets	3	3
Other operating expenses	45	61
	77	**103**

Other operating expenses include leasehold payments and expenses relating to services to be rendered under warranty or for the sake of customer goodwill.

(8) Scheduled amortization of goodwill

IFRS 3 (Business Combinations) issued by the IASB on March 31, 2004 prohibits the amortization of goodwill. Instead, goodwill must in future be tested for impairment at least annually. The new standard was applied in full to all business combinations where the agreement date was on or after March 31. In accordance with the provisions of IFRS 3, all goodwill arising from business combinations agreed before March 31 was amortized until the end of 2004.

The figure for the amortization of goodwill of 200 million euros was considerably higher than in the previous year (125 million euros), as the 2004 amount includes the amortization of goodwill arising from the acquisition of The Dial Corporation for a period of nine months and that of the goodwill arising from the acquisition of Advanced Research Laboratories for eleven months.

(9) Current restructuring costs

This heading includes severance pay as well as current annual payments for early retirement schemes and similar schemes arising from operational changes.

(10) Exceptional items

The operating profit in 2004 has been affected by the following exceptional items:

– Gain arising on the exchange of the strategic investment in Clorox

The total value of the transaction to exchange the Clorox investment for the subsidiary hived off from Clorox and now trading under the name Dial Holdings, was 2,839 million US dollars. After deducting the book value of the investment in Clorox and transaction costs, refinancing costs and other liabilities, there was a net gain of 1,770 million euros, which is disclosed separately in the statement of income. There were strategic reasons for commencing the acquisition of the investment in Clorox in 1974, which applied until the recent purchase of Dial.

– Impairment losses on goodwill

We conducted our annual comprehensive review of goodwill to test for impairment. We recognized impairment losses where, due to changes in the circumstances and future prospects of the businesses, the estimated cash flows were lower than the carrying amount of the goodwill.

The test for impairment was based on estimated future cash flows, calculated from medium-range plans. Underlying these plans is a detailed four-year planning horizon. For the period after the detailed planning horizon, growth rates were used which do not exceed assumed average market or industry sector growth rates in the relevant businesses. In accordance with the management concept applied, the cash flows were discounted at the Group weighted cost of capital of 11 percent before tax. Impairment losses recognized in respect of goodwill totaled 242 million euros, which related mainly to the Dexter and Multicore businesses in Asia and North America acquired in the year 2000.

– Extended/Advanced Restructuring measures

During the fiscal year, we continued to implement measures to reduce costs, increase efficiency in production, distribution and administration and to consolidate our market positions. These measures focused particularly on site closures and reorganizations, and further streamlining of functional areas. The amount involved was 408 million euros, including impairment losses on property, plant and equipment of 89 million euros.

(11) Financial items

Financial items in million euros

	2003	**2004**
Net income from associated companies	174	162
Income from Clorox share buy-back	30	–
Net result from other participations	–2	2
Net interest expense	–140	–163
	62	**1**

With effect from their 2002 fiscal years, The Clorox Company and Ecolab Inc. have applied the US GAAP regulation on the measurement of goodwill and are thus no longer amortizing goodwill systematically (the impairment-only approach). Amounts of 9 million euros (previous year: 12 million euros) for Clorox and 9 million euros (previous year: 9 million euros) for Ecolab have been charged against earnings with respect to the proportion of the amortization of goodwill attributable to our respective participations.

The decrease in net income from associated companies is due to the fact that the figure from Clorox relates only to the period until November 22, 2004.

Net result from other participations in million euros

	2003	**2004**
Income from participations		
in affiliated companies	–	–
in other companies	4	1
Income from profit and loss transfer agreements	1	1
Gains on disposal of financial assets and marketable securities	–	2
Write-downs on shares in affiliated and other companies and on marketable securities	–7[1]	–2
	–2	**2**

[1] the write-downs on shares in affiliated and other companies were on investments in our new business activities and venture capital funds

Net interest expense in million euros

	2003	**2004**
Interest from long-term loans	34	17
Interest and similar income		
from affiliated companies	–	–
from others	25	20
Other financial income	8	21
Interest charges payable		
to affiliated companies	–	–
to others	–91	–106
Other financial charges	–16	–14
Write-downs on long-term loans	–	–
Interest expense for pension provisions less expected income from plan assets	–100	–101
	–140	**–163**

(12) Taxes on income

Earnings before tax and analysis of taxes in million euros

	2003	**2004**
Earnings before tax	**768**	**1,921**
Current taxes	227	281
Deferred taxes	11	–96
Taxes on income	**238**	**185**

Allocation of deferred taxes in million euros

	Deferred tax assets		Deferred tax liabilities	
	Dec. 31, 2003	**Dec. 31, 2004**	Dec. 31, 2003	**Dec. 31, 2004**
Trademark rights and other rights	31	17	1	1
Goodwill	82	115	23	396
Property, plant and equipment	34	50	75	91
Financial assets	2	22	64	37
Inventories	17	28	17	15
Other receivables and miscellaneous assets	57	123	16	78
Special tax-allowable items	1	11	115	122
Provisions	187	273	46	59
Liabilities	32	42	32	12
Tax credits	27	19	–	–
Loss carry-forwards	54	30	–	–
	524	**730**	**389**	**811**
Amounts netted	–208	–356	–208	–356
Valuation allowances	–20	–46	–	–
Balance sheet figures	**296**	**328**	**181**	**455**

Deferred tax assets and liabilities are accounted for with respect to temporary differences between the balance sheet valuation of an asset or liability and its tax base, and with respect to tax loss carry-forwards and consolidation procedures affecting earnings.

Deferred tax liabilities have not been recognized on the retained profits of foreign subsidiaries because these profits will not be distributed but rather retained in the companies concerned.

The increase in deferred tax liabilities under the heading "Goodwill" is due to the inclusion in the consolidation for the first time of The Dial Corporation, with 370 million euros of additional deferred tax liabilities.

German companies have recognized deferred tax balances in respect of special tax-allowable items relating to property, plant and equipment and to reinvestment reserves.

The deferred tax balances recognized by German and foreign companies with respect to temporary differences on provisions relate mainly to pensions and other post-employment benefits.

Any assessment of whether deferred tax assets can be recognized depends on estimating the probability that the deferred tax assets can actually be realized in the future. The level of probability must be more than 50 percent and must be supported by appropriate business plans.

Of the valuation allowances on deferred tax assets of 46 million euros (previous year: 20 million euros), 20 million euros relates to loss carry-forwards and 26 million euros to deferred tax assets arising from temporary differences associated with property, plant and equipment.

The valuation allowances apply to deferred tax assets with respect to temporary differences between the balance sheet valuation of an asset or liability and its tax base, and to tax loss carry-forwards, and are based on a reassessment of the likelihood that they will be utilized in the future. Deferred taxes have not been recognized with respect to tax loss carry-forwards of 419 million euros (previous year: 379 million euros). Deferred taxes have also not been recognized with respect to tax credits of 8 million euros.

Amounts netted represent tax assets and liabilities relating to the same tax authority.

Expiry dates of unused tax loss carry-forwards and tax credits

	Unused tax losses		Tax credits	
	Dec. 31, 2003	**Dec. 31, 2004**	Dec. 31, 2003	**Dec. 31, 2004**
Must be utilized within:				
1 year	44	57	–	–
2 years	47	54	–	–
3 years	99	55	–	–
more than 3 years	378	186	–	–
Carry forward without restriction	53	216	34	27
	621	**568**	**34**	**27**

This table includes unused losses arising from the disposal of assets of 34 million euros (of which 12 million euros must be utilized within three years and 22 million euros may be carried forward without restriction). In some countries, different tax rates apply to losses on the disposal of assets and to operating profits, and in some cases losses on the disposal of assets may only be offset against profits on the disposal of assets. Deferred taxes have not been recognized with respect to unused loss carry-forwards arising from the disposal of assets. The decrease in tax loss carry-forwards is due to various tax planning measures taken in 2004.

The individual company reconciliations – prepared on the basis of the tax rates applicable in each country and taking into account consolidation procedures – have been summarized in the reconciliation below. The estimated tax charge is reconciled to the effective tax charge disclosed.

Calculation of effective tax rate in million euros

		2003		**2004**
Earnings before taxes on income		768		1,921
Tax rate (including municipal trade tax) on income of Henkel KGaA		41.3 %		40.0 %
Estimated tax charge		**317**		**768**
Tax reductions due to differences between local tax rates and the hypothetical tax rate		−55		−83
Tax reductions for prior years		−21		–
Tax increases due to non-deductible amortization of goodwill		18		128
Tax reductions due to tax losses brought forward being utilized, in respect of which no deferred tax asset had been recognized		−1		–
Effects of different tax rates on net result from participations (at-equity investments)		−58		−59
Tax reductions due to tax-free income and other items		−108		−809[1]
Tax increases due to non-deductible expenses and other items		146		240
Non-deductible expenses	63		126	
Municipal trade tax additions and effects of tax audits	79		104	
Non-deductible withholding tax	4		10	
Total tax charge		**238**		**185**
Effective tax rate		**31.0 %**		**9.6 %**

[1] including tax-free income arising from the exchange of the investment in Clorox

The increase in tax as a result of non-deductible expenses to 126 million euros (previous year: 63 million euros) is due to restructuring costs, only some of which were deductible in 2004. The effective tax rate on operating profit (EBIT) before exceptional items, adjusted for the non-amortization of goodwill in the following year in an amount of 200 million euros, is 25.7 percent (with goodwill amortization: 32.1 percent).

German corporation tax legislation stipulates a statutory rate of 25.0 percent plus the solidarity surcharge of 5.5 percent. After taking into account municipal trade tax, this gives an expected tax rate of 40.0 percent for 2004 (41.3 percent in the previous year due to the Flood Victim Solidarity Law of 2003).

The deferred tax asset taken to equity amounted to 9 million euros (previous year: 5 million euros).

(13) Minority interests

The amount shown here represents the share of profits and losses attributable to other shareholders.

The share of profits amounted to 14 million euros (previous year: 22 million euros) and that of losses to 13 million euros (previous year: 11 million euros).

Notes to the Balance Sheet

The measurement of balance sheet items is described in the relevant Note.

Effect of significant acquisitions

Effect of significant acquisitions on balance sheet headings at December 31, 2004 in million euros

	Dial Corp.	Dial Holdings
Intangible assets/Property, plant and equipment	2,541	370
Financial assets	–	842
Fixed assets	2,541	1,212
Current assets	313	1,554
Deferred tax assets	93	–
Total assets	**2,947**	**2,766**
Equity	580	2,709
Provisions	258	4
Provisions for deferred tax liabilities	346	48
Liabilities	1,763	5
Total equity and liabilities	**2,947**	**2,766**

Fixed assets

Fixed assets with finite lives are always depreciated using the straight-line method on the basis of estimated useful lives standardized throughout the Group, with impairment losses being recognized where required.

The following standard useful lives continue to be used as the basis for calculating amortization and depreciation:

Useful life in years	
Trademarks and other rights	8 to 20
Goodwill	15 to 20
Residential buildings	50
Office buildings	33 to 40
Research and factory buildings, workshops, stores and staff buildings	25 to 33
Production facilities	20 to 25
Machinery	7 to 10
Office equipment	10
Vehicles	5
Factory and research equipment	5

Goodwill and intangible assets with indefinite useful lives acquired after March 31, 2004 have not been amortized.

(14) Intangible assets

Intangible assets acquired for valuable consideration are stated at acquisition cost, internally generated software is stated at production cost.

Cost in million euros	Trademark rights and other rights	Goodwill	**Total**
At January 1, 2003	**532**	**2,450**	**2,982**
Changes in the Group/acquisitions	77	64	141
Additions	25	–	25
Disposals	–25	–14	–39
Reclassifications	25	–20	5
Translation differences	–27	–200	–227
At Dec. 31, 2003/Jan. 1, 2004	**607**	**2,280**	**2,887**
Changes in the Group/acquisitions	1,143	2,583	3,726
Additions	26	–	26
Disposals	–43	–	–43
Reclassifications	2	–	2
Translation differences	–112	–275	–387
At Dec. 31, 2004	**1,623**	**4,588**	**6,211**

Accumulated amortization in million euros

	Trademark rights and other rights	Goodwill	Total
At January 1, 2003	**355**	**841**	**1,196**
Changes in the Group/acquisitions	–	–	–
Amortization[1]	33	125	158
Disposals	–24	–9	–33
Reclassifications	5	–	5
Translation differences	–18	–62	–80
At Dec. 31, 2003/Jan. 1, 2004	**351**	**895**	**1,246**
Changes in the Group/acquisitions	–	–	–
Amortization[2]	68	442	510
Disposals	–43	–	–43
Reclassifications	1	–	1
Translation differences	–24	–33	–57
At December 31, 2004	**353**	**1,304**	**1,657**
Net book value at December 31, 2004[3]	**1,270**	**3,284**	**4,554**
Net book value at December 31, 2003	**256**	**1,385**	**1,641**
[1] of which impairment losses 2003	–	–	–
[2] of which impairment losses 2004	–	242	242
[3] of which with indefinite useful lives	87	487	574

(15) Property, plant and equipment

Cost in million euros

	Land, land rights and buildings	Plant and machinery	Factory and office equipment	Payments on account and assets in course of construction	Total
At January 1, 2003	**1,557**	**2,292**	**768**	**84**	**4,701**
Changes in the Group/acquisitions	9	20	2	–	31
Additions	43	105	76	97	321
Disposals	–42	–121	–64	–4	–231
Reclassifications	16	27	19	–67	–5
Translation differences	–70	–76	–28	–4	–178
At Dec. 31, 2003/Jan. 1, 2004	**1,513**	**2,247**	**773**	**106**	**4,639**
Changes in the Group/acquisitions	25	119	17	26	187
Additions	48	127	74	95	344
Disposals	–26	–106	–71	–7	–210
Reclassifications	29	53	13	–97	–2
Translation differences	–34	–46	–16	–7	–103
At Dec. 31, 2004	**1,555**	**2,394**	**790**	**116**	**4,855**

Accumulated depreciation in million euros

	Land, land rights and buildings	Plant and machinery	Factory and office equipment	Payments on account and assets in course of construction	**Total**
At January 1, 2003	**745**	**1,655**	**580**	**4**	**2,984**
Changes in the Group/acquisitions	-2	3	–	–	1
Write-ups	-8	-1	–	–	-9
Depreciation[1]	46	129	81	–	256
Disposals	-26	-104	-59	-2	-191
Reclassifications	1	-9	3	–	-5
Translation differences	-20	-43	-17	–	-80
At Dec. 31, 2003/Jan. 1, 2004	**736**	**1,630**	**588**	**2**	**2,956**
Changes in the Group/acquisitions	-5	-8	–	–	-13
Write-ups	–	-3	–	–	-3
Depreciation[2]	59	186	98	1	344
Disposals	-12	-96	-66	-2	-176
Reclassifications	-1	1	-1	–	-1
Translation differences	-18	-29	-13	–	-60
At December 31, 2004	**759**	**1,681**	**606**	**1**	**3,047**
Net book value at December 31, 2004	**796**	**713**	**184**	**115**	**1,808**
Net book value at December 31, 2003	**777**	**617**	**185**	**104**	**1,683**
[1] including impairment losses 2003	3	6	1	–	10
[2] including impairment losses 2004	16	60	15	1	92

Additions are stated at purchase or manufacturing cost. The latter includes direct costs and appropriate proportions of overheads; interest charges on borrowings and selling and distribution costs are not included. Cost figures are shown net of investment grants and allowances. Some of the property is encumbered with mortgages. The liabilities secured in this way amounted to 23 million euros at December 31, 2004 (previous year: 28 million euros). Depreciation is charged over the useful lives of the assets shown on page 69.

(16) Financial assets

Shares in affiliated companies and other participations disclosed in financial assets are measured initially at cost and subsequently at their fair values. Other participations for which the fair value cannot be reliably determined or which are held-to-maturity investments are measured subsequently at amortized cost.

On December 27, 2004, Henkel Investment Inc., USA, acquired all the shares of Sovereign Specialty Chemicals Inc., Chicago, Illinois, USA, for 293 million euros, which has been included in additions to affiliated companies. This company will be included in the consolidation from January 1, 2005.

The shares in the associated company Ecolab Inc. are accounted for using the equity method at the appropriate proportion of its net assets (see Note 47, page 92). The percentage holding is calculated on the basis of shares outstanding. The updated net asset figure is translated at the mid rate of exchange on the balance sheet date.

Long-term loans are stated at amortized cost. At December 31, 2003 the long-term loans included a vendor note for 403 million euros (including interest) in connection with the sale of Cognis. On May 13, 2004, the vendor note, including accrued interest to that date, was redeemed in a total amount of 413 million euros.

Cost in million euros

	Affiliated companies	Shares in associated companies	Other participations	Long-term loans	**Total**
At January 1, 2003	**24**	**790**	**108**	**520**	**1,442**
Changes in the Group/acquisitions	4	–	–	–	4
Additions	29	129	288	26	472
Disposals	–2	–126[1]	–281	–7	–416
Reclassifications	–	–	–	–	–
Translation differences	–	–77		–	–77
At Dec. 31, 2003/Jan. 1, 2004	**55**	**716**	**115**	**539**	**1,425**
Changes in the Group/acquisitions	–28	–	–3	–	–31
Additions	326	120	5	10	461
Disposals	–5	–385[2]	–1	–415	–806
Reclassifications	–	–	–	–	–
Translation differences	–	12		–	12
At December 31, 2004	**348**	**463**	**116**	**134**	**1,061**

[1] effect of Clorox share buy-back [2] disposal of Clorox at book value

Accumulated write-downs in million euros

	Affiliated companies	Shares in associated companies	Other participations	Long-term loans	**Total**
At January 1, 2003	**5**	**–**	**12**	**1**	**18**
Changes in the Group/acquisitions	4	–	–	–	4
Write-ups	–	–	–	–	–
Write-downs	–	–	6	–	6
Disposals	–2	–	–	–	–2
Reclassifications	–	–	–	–	–
Translation differences	–	–	–	–	–
At Dec. 31, 2003/Jan. 1, 2004	**7**	**–**	**18**	**1**	**26**
Changes in the Group/acquisitions	–	–	–	–	–
Write-ups	–	–	–	–	–
Write-downs	–	–	2	–	2
Disposals	–4	–	–1	–	–5
Reclassifications	–	–	–	–	–
Translation differences	–	–	–	–	–
At December 31, 2004	**3**	**–**	**19**	**1**	**23**
Net book value at December 31, 2004	**345**	**463**	**97**	**133**	**1,038**
Net book value at December 31, 2003	**48**	**716**	**97**	**538**	**1,399**

(17) Inventories

Inventories are stated at purchase or manufacturing cost, using FIFO and the weighted average method as appropiate.

They are valued at the lower of cost and market. Manufacturing cost includes – in addition to direct costs – appropriate proportions of necessary overheads (e.g. the goods inward department, raw materials store, filling and other costs prior to the finished products store), as well as production-related administrative expenses and pension costs for employees engaged in the production process, and production-related depreciation charges. Interest charges incurred during the period of manufacture, on the other hand, are not included. Inventories included in the balance sheet at their lower realizable value (which in the case of finished products is derived from their market value) totaled 29 million euros at December 31, 2004 (previous year: 26 million euros).

Analysis of inventories in million euros

	Dec. 31, 2003	**Dec. 31, 2004**
Raw materials and supplies	291	350
Work in process	56	58
Finished products and merchandise	699	780
Payments on account for merchandise	7	8
	1,053	**1,196**

(18) Trade accounts receivable

Trade accounts receivable are due within one year. Specific risks are covered by appropriate valuation allowances. A total of 20 million euros (previous year: 30 million euros) has been provided in the form of valuation allowances.

(19) Other receivables and miscellaneous assets

Other receivables and miscellaneous assets in million euros

	Dec. 31, 2003	**Dec. 31, 2004**
Amounts receivable from non-consolidated affiliated companies	2	22
(of which with a residual term of more than 1 year)	*(–)*	*(–)*
Amounts receivable from companies in which participations are held	9	7
(of which with a residual term of more than 1 year)	*(–)*	*(–)*
Derivatives with positive fair values	38	124
Miscellaneous assets	445	588
(of which with a residual term of more than 1 year)	*(146)*	*(113)*
Deferred charges	27	36
	521	**777**

Other receivables and miscellaneous assets are shown at face value or attributable fair value. Any risks associated with them are covered by valuation allowances.

Miscellaneous assets include the following:

- claims for tax refunds: 189 million euros (previous year: 104 million euros),
- amounts receivable from employees: 13 million euros (previous year: 13 million euros),
- amounts receivable from suppliers: 17 million euros (previous year: 26 million euros),
- insurance claims: 6 million euros (previous year: 8 million euros),
- security and guarantee deposits: 24 million euros (previous year: 40 million euros),
- payments made on account: 15 million euros (previous year: 25 million euros),
- borrower's note loans: 0 million euros (previous year: 50 million euros).

(20) Liquid funds and marketable securities

Liquid funds and marketable securities in million euros

	Dec. 31, 2003	**Dec. 31, 2004**
Liquid funds	746	137
Marketable securities	442	1,558
	1,188	**1,695**

Marketable securities are stated at their fair values at the balance sheet date. They comprise mainly short-term money market instruments. Price movements are recognized in the statement of income under financial items. The increase is due to the cash inflow of 2,095 million US dollars from the Clorox share exchange, which was invested in money market funds of the highest financial standing.

(21) Deferred tax assets

Deferred tax assets result from the following factors:

- timing differences between the balance sheet valuation of an asset or liability and its tax base,
- tax losses carried forward which are expected to be utilized,
- consolidation procedures at Group level.

The allocation of deferred tax assets to the various balance sheet headings is shown in Note 12 (Taxes on income, page 65).

(22) Subscribed capital

Subscribed capital in million euros

	Dec. 31, 2003	**Dec. 31, 2004**
Ordinary bearer shares	222	222
Non-voting preferred bearer shares	152	152
Capital stock	**374**	**374**
Breakdown: 86,598,625 ordinary shares and 59,387,625 non-voting preferred shares		

At the Annual General Meeting of Henkel KGaA on April 30, 2001, the personally liable managing partners were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to increase the capital of the Company in one or more installments at any time up to May 1, 2006, up to a total of 25,600,000 euros by issuing new non-voting preferred shares to be paid up in cash (authorized capital). The personally liable managing partners were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to exclude the statutory pre-emptive rights of existing shareholders. Pre-emptive rights may only be excluded, however, for fractional entitlements or on condition that the issue price for the new shares is not significantly less than the quoted market price of shares of the same category at the time the issue price is finally fixed.

At the Annual General Meeting of Henkel KGaA on April 14, 2003, the personally liable managing partners were authorized to purchase ordinary or preferred shares in the Company not exceeding 10 percent of the capital stock, i.e. up to 14,598,625 shares, at any time up to October 14, 2004. This authorization was renewed for the period until October 18, 2005 at the Annual General Meeting on April 19, 2004, and at the same time the authorization granted in the previous year was withdrawn.

The personally liable managing partners were authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to dispose of treasury shares acquired, without first offering them to existing shareholders, by:

- offering and transferring them to members of the Management Board and certain executive management personnel of Henkel KGaA and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the terms of the Stock Incentive Plan of the Henkel Group, or
- selling them to third parties or transferring them in other ways for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations, or
- selling them for cash in a way other than in market or via an offer addressed to all shareholders, provided that the purchase price of the shares is not significantly lower than the quoted market price on the date of the sale. In this case, the number of shares sold, together with the new shares issued out of authorized capital while excluding the pre-emptive rights of existing shareholders, must not exceed 10 percent of the existing capital stock when the shares are issued or sold.

Insofar as members of the Management Board of the Company are among those eligible to participate in the Stock Incentive Plan, the Shareholders' Committee is authorized – with the approval of the Supervisory Board – to offer and transfer the shares.

The personally liable managing partners were also authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to cancel the treasury stock without any further resolution in General Meeting being required.

Treasury stock held by the Company at December 31, 2004 amounted to 2,492,135 preferred shares. This represents 1.71 percent of the capital stock and a proportional nominal value of 6.39 million euros. 992,680 of these shares were originally bought back in 2000, 808,120 in 2001 and 694,900 in 2002 (2,495,700 shares in total). In 2004 options were exercised under the Stock Incentive Plan for the first time leading to a reduction of 3,565 in treasury stock held with a proportional nominal value of 9,126.40 euros (0.0024 percent of the capital stock). The proceeds were used to meet other operating charges.

(23) Capital reserve

The capital reserve comprises the amounts received in previous years in excess of the nominal value of preferred shares and convertible warrant bonds issued.

(24) Revenue reserves

The revenue reserves include the following:

- amounts allocated in the financial statements of Henkel KGaA in previous years,
- amounts allocated from consolidated net earnings of the Group less minority interests,
- buy-back of treasury stock by Henkel KGaA at cost.

Revenue reserves also comprise changes in the equity valuation of our investment in Ecolab, which are taken directly to equity. These result from movements in foreign exchange rates.

(25) Gains and losses recognized in equity

The items under this heading represent the differences on translation of the annual financial statements of foreign subsidiary companies taken to equity and the effects of the revaluation of financial instruments also taken to equity.

Due to the exchange rate weakness of the US dollar, the Japanese yen and the British pound, the negative translation difference at December 31, 2004 was up by – 322 million euros (previous year: up by – 268 million euros) compared with the end of the respective previous year.

(26) Minority interests

This heading comprises the shares of third parties in the equity of a number of companies included in the consolidation, primarily in Asia.

(27) Provisions for pensions and other post-employment benefits

Employees of companies included in the consolidation have entitlements under company pension plans which are either defined contribution or defined benefit plans. These take different forms depending on the legal, financial and tax regime in each country. The level of benefits provided is based, as a rule, on the length of service and earnings of the person entitled.

The defined contribution plans are structured in such a way that the Company pays contributions to public or private sector institutions on the basis of statutory or contractual terms or on a voluntary basis and has no further obligation regarding the payment of benefits to the employee.

In defined benefit plans, the liability for pensions and other post-employment benefits is calculated at the present value of the future obligations (the projected unit credit method). This actuarial method of calculation takes future trends in wages, salaries and retirement benefits into account.

Effective January 1, 2004, the defined benefit plans in Germany were predominantly harmonized on the basis of a unit-based plan (Pensions 2004).

Trends in wages, salaries and retirement benefits in percent

	Germany[1]		USA		Rest of world[1]	
	2003	**2004**	2003	**2004**	2003	**2004**
Discount factor	5.25	4.8	6.25	6.0	2.0 – 6.0	2.0 – 6.0
Income trend	3.0	3.0	4.25	4.0 – 4.3	1.5 – 4.0	2.0 – 4.0
Retirement benefit trend	1.25	1.0 – 1.25	–	–	0 – 2.5	0 – 2.5
Expected return on plan assets	–	5.5	7.0	7.0 – 8.0	2.0 – 7.0	2.0 – 7.0
Expected increases in costs for medical benefits	–	–	11.5	10.0 – 10.5	8.0 – 11.5	6.0 – 10.5

[1] for the Euro Zone, a discount factor of 4.8 percent is used

Provisions for pensions and other post-employment benefits at December 31, 2003 (for 2004 figures, see page 78) in million euros

	Germany	USA	Rest of world	**Total**
At January 1, 2003	**1,426**	**114**	**104**	**1,644**
Changes in the Group/Translation differences	**4**	**-14**	**-3**	**-13**
Current service cost	42	16	24	82
Amortization of past service cost	–	–	2	2
Amortization of actuarial losses	–	3	3	6
Gains/losses arising from the termination and curtailment of plans	–	4	–	4
Interest expense	86	22	19	127
Expected return on plan assets	–	-12	-15	-27
Allocated	**128**	**33**	**33**	**194**
Employer's contributions to plan assets	–	-45	-18	-63
Employer's payments for pensions and other post-employment benefits	-95	-5	-13	-113
Utilized	**-95**	**-50**	**-31**	**-176**
Released	**-1**	**-2**	**-4**	**-7**
At December 31, 2003	**1,462**	**81**	**99**	**1,642**
Analysis of provisions for pensions and other post-employment benefits:				
Present value of unfunded obligations	1,620	97	90	1,807
Present value of funded obligations	58	235	326	619
Fair value of fund assets	-34	-206	-248	-488
Unrecognized actuarial gains/losses	-182	-45	-68	-295
Unrecognized past service cost	–	–	-1	-1
	1,462	**81**	**99**	**1,642**

Provisions for pensions and other post-employment benefits
at December 31, 2004 in million euros

	Germany	USA	Rest of world	**Total**
Balance at January 1, 2004	**1,462**	**81**	**99**	**1,642**
Changes in the Group/Translation differences	**4**	**167**	**2**	**173**
Current service cost	34	21	30	85
Amortization of past service cost	1	0	1	2
Amortization of actuarial losses	2	2	3	7
Gains/losses arising from the termination and curtailment of plans	3	0	1	4
Interest expense	84	39	21	144
Expected return on plan assets		–27	–16	–43
Allocated	**124**	**35**	**40**	**199**
Employer's contributions to plan assets	–3	–26	–18	–47
Employer's payments for pensions and other post-employment benefits	–103	–18	–17	–138
Utilized	**–106**	**–44**	**–35**	**–185**
Released	**0**	**–7**	**–7**	**–14**
At December 31, 2004	**1,484**	**232**	**99**	**1,815**
Analysis of provisions for pensions and other post-employment benefits:				
Present value of unfunded obligations	1,731	258	89	2,078
Present value of funded obligations	61	435	366	862
Fair value of fund assets	–34	–416	–273	–723
Unrecognized actuarial gains/losses	–274	–45	–84	–403
Unrecognized past service cost			1	1
	1,484	**232**	**99**	**1,815**

Actuarial gains and losses are not recognized, provided they do not exceed 10 percent of the present value of the pension obligations. That portion of the actuarial gains and losses which exceeds 10 percent of the present value of the obligations is amortized from the following year over the expected average remaining working lives of the employees.

Of the amounts allocated to the provision in 2004, some 91 million euros (previous year: 88 million euros) is included in operating profit (pension costs, page 85) and 108 million euros (previous year: 106 million euros) in financial items (page 65). In addition to the interest expense less the expected return on plan assets totaling 101 million euros (previous year: 100 million euros), other financial charges also includes 7 million euros (previous year: 6 million euros) which relates to the amortization of actuarial losses.

(28) Other provisions

Changes in 2003 in million euros

	Balance Jan. 1, 2003	Special circum-stances	Utilized	Released	Allocated	**Balance Dec. 31, 2003**
Tax provisions	388	4	-252	-19	151	272
Sundry provisions	688	-20	-499	-34	564	699
Strong for the Future/ Extended Restructuring	70	-1	-60	–	76	85
	1,146	**-17**	**-811**	**-53**	**791**	**1,056**

Changes in 2004 in million euros

	Balance Jan. 1, 2004	Special circum-stances	Utilized	Released	Allocated	**Balance Dec. 31, 2004**
Tax provisions	272	25	-109	-5	123	306
Sundry provisions	699	229	-707	-40	703	884
Strong for the Future/ Extended Restructuring	85	–	-66	–	–	19
Advanced Restructuring	–	-4	–	–	308	304
	1,056	**250**	**-882**	**-45**	**1,134**	**1,513**

Sundry provisions in million euros

	Dec. 31, 2003	**Dec. 31, 2004**
Marketing, selling and distribution	187	239
Personnel	203	281
Production and engineering	58	56
Administration	251	308
	699	**884**

The amounts recognized as other provisions are the best estimates of the expenditure required to settle the obligations, based on prudent commercial judgement. Provisions which include interest elements are discounted to the balance sheet date.

Special circumstances include changes in the Group/acquisitions and foreign exchange effects.

The tax provisions comprise accrued tax liabilities and amounts set aside for the outcome of external tax audits and legal proceedings.

The sundry provisions pertain to identifiable obligations toward third parties. They are costed in full and are generally due within one year.

(29) Provisions for deferred tax liabilities

The amounts under this heading pertain to differences between valuations in the consolidated balance sheet and the tax base used by the individual companies included in the consolidation to calculate their taxable profits (page 66).

(30) Borrowings

This heading includes all interest-bearing obligations outstanding at December 31, 2004.

Maturity structure of obligations at December 31, 2003:

Borrowings in million euros

	Residual term			
	more than 5 years	between 1 and 5 years	up to 1 year	**Dec. 31, 2003 Total**
Bonds	949	22	164	1,135
(of which amounts secured)				*(1)*
Loans from employee welfare funds of the Henkel Group	–	11	4	15
(of which amounts secured)				*(–)*
Bank loans and overdrafts	1	33	280	314
(of which amounts secured)				*(109)*
Other financial liabilities	8	37	346	391
	958	**103**	**794**	**1,855**

The bonds at December 31, 2003 included the following:

Bonds in million euros

Issued by	Type	Nominal value	Interest rate	Interest fixed
Henkel KGaA	Bond	1,000	4.2500	see[1]
Henkel Corporation	Eurobond	159	5.3750	until 2004[2]

[1] fixed-rate interest of bond coupon = 4.25 percent, converted using interest rate swaps into a floating interest rate (2.5571 percent at December 31, 2003)

[2] hedged by cross currency swap

Maturity structure of obligations at December 31, 2004:

Borrowings in million euros

	Residual term			
	more than 5 years	between 1 and 5 years	up to 1 year	**Dec. 31, 2004 Total**
Bonds	1,012	339	27	1,378
(of which amounts secured)				*(35)*
Commercial papers[1]	–	–	1,070	1,070
Loans from employee welfare funds of the Henkel Group	–	9	4	13
(of which amounts secured)				*(4)*
Bank loans and overdrafts	5	20	313	338
(of which amounts secured)				*(154)*
Other financial liabilities	–	–	375	375
	1,017	**368**	**1,789**	**3,174**

[1] this figure comprises an amount of 665 million euros from the US dollar Commercial Paper Program (total volume 2 billion US dollars) and an amount of 405 million euros from the Commercial Paper Program (total volume 1 billion euros)

The bonds at December 31, 2004 included the following:

Bonds in million euros

Issued by	Type	Nominal value	Interest rate	Interest fixed
Henkel KGaA	Bond	1,000	4.2500	see[1]
Dial Corporation	USD Bonds	184	7.0000	until 2006
Dial Corporation	USD Bonds	147	6.5000	see[2]

[1] fixed-rate interest of bond coupon = 4.25 percent, converted using interest rate swaps into a floating interest rate (2.5751 percent at December 31, 2004)
[2] fixed-rate interest of bond coupon = 6.5 percent, converted using interest rate swaps into a floating interest rate (4.84 percent at December 31, 2004)

The bond issued by Henkel KGaA for 1 billion euros in 2003 with a coupon of 4.25 percent matures in June 2013.

With the acquisition of The Dial Corporation on March 29, 2004, Henkel assumed a bond for 250 million US dollars with a coupon of 7.00 percent, maturing in August 2006, and a second bond for 200 million US dollars with a coupon of 6.50 percent, maturing in September 2008. Henkel plans to cancel and redeem both US dollar bonds in accordance with their terms and conditions in the first quarter of 2005.

Other financial liabilities include interest-bearing loans from third parties and finance bills.

(31) Trade accounts payable

Trade accounts payable are all due for payment within a year.

(32) Other liabilities

Other liabilities in million euros

	Residual term more than 5 years	Residual term up to 1 year	Dec. 31, 2003 Total	Residual term more than 5 years	Residual term up to 1 year	**Dec. 31, 2004 Total**
Accounts payable to non-consolidated affiliated companies	–	16	16	–	15	15
Accounts payable to other companies in which participations are held	–	4	4	–	3	3
Liabilities in respect of taxation	–	67	67	–	130	130
Liabilities in respect of social security	–	30	30	–	33	33
Derivatives with negative fair values	44	3	47	–	10	10
Sundry liabilities including deferred income	15	253	289	38	170	287
(of which amounts secured)			*(–)*			*(1)*
	59	**373**	**453**	**38**	**361**	**478**

Sundry liabilities include:

- liabilities to customers: 14 million euros (previous year: 25 million euros),
- commission payable: 4 million euros (previous year: 5 million euros),
- payroll taxes/deductions for employees: 37 million euros (previous year: 43 million euros),
- liabilities to employees: 128 million euros (previous year: 86 million euros),
- advance payments received: 4 million euros (previous year: 6 million euros).

(33) Contingent liabilities

Contingent liabilities in million euros	Dec. 31, 2003	**Dec. 31, 2004**
Bills and notes discounted	5	6
Liabilities under guarantee and warranty agreements	15	20
Collateral	1	–

(34) Other financial commitments

The amounts shown are the nominal values.

Payment obligations under rent, leasehold and lease agreements are shown at the total amounts payable up to the earliest date when they can be terminated. At December 31, 2004, they were due for payment as follows:

Rent, leasehold and lease commitments in million euros	Dec. 31, 2003	**Dec. 31, 2004**
Due in the following year	30	27
Due within 1 to 5 years	69	65
Due after 5 years	9	31
	108	**123**

The order commitments for property, plant and equipment amounted to 27 million euros at the end of 2004 (previous year: 26 million euros); purchase commitments arising from toll manufacturing agreements amounted to 62.6 million euros (previous year: 77.5 million euros).

Payment commitments under the terms of agreements for capital increases and share purchases signed prior to December 31, 2004 amounted to 22 million euros (previous year: 27 million euros).

(35) Derivatives and other financial instruments

Treasury standards and systems

The Corporate Treasury department manages currency exposure and interest rates centrally for the Group and therefore all transactions with financial derivatives and other financial instruments. Trading, treasury control and settlement (front, middle and back office) are separated both physically and in terms of organization. The parties to the contracts are German and international banks which Henkel monitors regularly, in accordance with Group Treasury standards, for creditworthiness and the quality of their quotations. The use of financial derivatives to manage currency exposure and interest rate risks in connection with operating activities and the resultant financing requirements also complies with Treasury standards. Financial derivatives are entered into exclusively for hedging purposes.

The currency and interest rate risk management of the Group is supported by an integrated Treasury system, which is used to identify, measure and analyze the Group's currency exposure and interest rate risks. In this context, integrated means that the entire process from the initial recording of financial transactions to their entry in the accounts is covered. Much of the currency trading takes place on intranet-based multi-bank dealing platforms. Foreign currency transactions traded in this way are automatically transferred into the Treasury system. The currency exposure and interest rate risks reported by all subsidiaries under standardized reporting procedures are integrated into the Treasury system by data transfer. As a result, it is possible to retrieve and measure at any time all currency and interest rate risks across the Group and all derivatives entered into to hedge the exposure to these risks. The Treasury system supports the use of various risk concepts. For example, the risk positions and the success of the risk management in each company, country and group of countries can be reassessed on a mark-to-market basis at any time and compared to a benchmark.

Hedge accounting is not used for the majority of derivative financial instruments. The changes in the fair values of these derivatives, which from an economic point of view represent effective hedges within the framework of the Group strategy, are recognized directly in the statement of income. The changes in the fair values of the derivatives are offset by virtually identical changes in the fair values of the hedged underlying transactions.

Measurement of derivative financial instruments

The fair values of forward exchange contracts are determined on the basis of current European Central Bank reference prices, taking into account forward premiums and discounts. Currency options are measured using market quotations or recognized option pricing models. The fair values of interest rate hedging instruments are calculated on the basis of discounted expected future cash flows, applying current market interest rates over the remaining term of each derivative. The interest rates used for the four most important currencies are given in the table below. It shows the interest rates quoted on the inter-bank market on December 31 in each case.

Interest rates in percent per annum at December 31

	EUR		USD		JPY		GBP	
Maturities	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**
3 months	2.10	2.14	1.10	2.56	-0.04	-0.02	4.01	4.81
6 months	2.14	2.22	1.18	2.80	-0.02	0.02	4.12	4.78
1 year	2.27	2.41	1.41	3.13	0.03	0.06	4.34	4.79
2 years	2.74	2.63	2.13	3.20	0.20	0.18	4.65	4.84
5 years	3.68	3.17	3.61	3.85	0.73	0.68	4.95	4.86
10 years	4.39	3.75	4.61	4.51	1.40	1.48	5.03	4.86

Financial assets are measured initially at cost and subsequently at their fair values. Subsequent measurement at amortized cost applies only to those other participations in fixed assets and to marketable securities for which the fair value cannot be reliably determined or which are held-to-maturity investments. Changes in the fair value of all securities and participations are recognized directly in the statement of income under financial items. Long-term loans are accounted for at amortized cost.

Financial liabilities with a fixed maturity are measured at amortized cost using the effective interest method. Financial liabilities in respect of which a hedging transaction has been entered into, and which meet the conditions set out in IAS 39 regarding a hedging relationship, are measured under hedge accounting rules.

All derivative financial instruments entered into by the Group are measured initially at cost and subsequently at their fair values on the balance sheet date. The accounting treatment of gains and losses on remeasurement to fair value depends on whether the conditions set out in IAS 39 with respect to hedge accounting have been met. Under hedge accounting, a derivative financial instrument is identified as a hedge of the exposure to changes in the fair value of an asset or a liability (fair value hedge), as a hedge of the exposure to variability in future cash flows (cash flow hedge) or as a hedge of a net investment in a foreign entity.

Fair value hedges: The gain or loss from remeasuring derivatives used to hedge the exposure to changes in fair value is recognized directly in equity together with the gain or loss on the hedged item. The interest rate derivatives entered into qualify as a fair value hedge. The gain or loss on remeasuring the derivatives (2004: 56 million euros/2003: −44 million euros) and the gain or loss on the hedged bond (2004: −54 million euros/2003: 44 million euros) have both been included in financial items in the statement of income.

Cash flow hedges: Changes in the fair value of derivatives used to hedge the exposure to variability in cash flows are recognized directly in equity. The portion of the gain or loss on the derivative that is determined to be ineffective in respect of the risk being hedged is reported immediately in the statement of income. If a forecasted transaction results in the recognition of an asset or a liability, the accumulated gains or losses on the hedging transaction that were recognized directly in equity are included in the initial measurement of the balance sheet item. Otherwise, the amounts recognized directly in equity are included in the statement of income in those reporting periods in which the hedged transaction impacts the statement of income. All currency and interest rate derivatives identified as cash flow hedges fell due in fiscal 2004. Included in equity at December 31, 2003 was a negative value of 2 million euros relating to currency and interest rate derivatives. In 2004, the amount of 2 million euros was accounted for as a positive change in equity and taken to the statement of income.

Hedge of a net investment in a foreign entity: Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. This is the case with forward exchange contracts that are used to hedge the exposure to currency translation risks in foreign entities. As a result of the formally documented hedge accounting relationship, 13 million euros was accrued in equity at December 31, 2004 (previous year: 5 million euros). In fiscal 2004, the changes in fair value were taken directly to gains and losses recognized in equity after taking account of deferred taxes (2004: 8 million euros/previous year: 6 million euros).

Derivative financial instruments with a positive fair value at the balance sheet date are included in miscellaneous assets and those with a negative fair value are included in other liabilities.

The following positions were held at the balance sheet date:

Derivative financial instruments at December 31 in million euros

	Nominal value		Positive fair value		Negative fair value	
	2003	**2004**	2003	**2004**	2003	**2004**
Forward exchange contracts	1,162	2,969	22	110	−3	−10
(of which for hedging loans within the Group)	*(898)*	*(2,207)*	*(16)*	*(84)*	*(−2)*	*(−5)*
Currency options	39	–	1	–	–	–
Interest rate swaps	1,050	1,147	–	12	−44	–
Cross currency swaps	164	11	15	2	–	–
Total derivative financial instruments	**2,415**	**4,127**	**38**	**124**	**−47**	**−10**

Supplementary Information on the Statement of Income/Balance Sheet

(36) Cost of materials

Cost of materials in million euros

	2003	**2004**
Cost of raw materials, supplies and merchandise	3,552	4,282
Cost of external services	131	168
	3,683	**4,450**

(37) Payroll costs

Payroll costs in million euros

	2003	**2004**
Wages and salaries	1,515	1,594
Social security contributions and staff welfare costs	305	309
Pension costs	96	107
	1,916	**2,010**

Stock Incentive Plan

The objective of the Henkel Stock Incentive Plan introduced in 2000 is to enable about 700 senior executive personnel around the world to share in any rise in the Henkel share price and thereby have a direct interest in the increasing value of the Company. Participants in the Plan are granted option rights to subscribe for Henkel preferred shares, which may be exercised, once a vesting period of three years has elapsed, within a period not exceeding five years. Under the plan, rights are issued annually on a revolving basis, the relevant terms being revised each year by the Management Board and Shareholders' Committee. In 2004, options were issued for the last time, in this case to the members of the Management Board. Other senior executive personnel are currently participating in a scheme to participate in any rise in the share price which solely involves payments in cash. This plan will be extended to the Management Board in 2005.

Each option granted carries the right to acquire up to eight Henkel preferred shares. The exact number of shares that can be bought per option at a specific price depends on whether and to what extent the performance targets are met. One target is based on absolute performance – the performance of the Henkel preferred share price. The other takes into account relative performance, comparing the movement in value of Henkel's preferred shares with that of the Dow Jones Euro Stoxx 600 Index. For both performance targets, the average market price of Henkel preferred shares at the date of issue is compared with the average market price three years later. The average market price is calculated in each case on the basis of 20 stock exchange trading days after the Annual General Meeting. For options issued prior to 2002, a period of 60 trading days is applied. The calculation of relative performance takes dividend payments and other rights and benefits into account as well as movements in the share price (total shareholder return). The subscription rights attached to an option are split into two categories. Up to five subscription rights can be exercised by reference to the absolute performance and up to three subscription rights by reference to the relative performance.

Option rights are granted to members of the Management Board and heads of divisions, and to managers of comparable status within German and foreign affiliated companies, on condition that they make a direct investment of one preferred share for each option.

On February 19, 2004, International Financial Reporting Standard (IFRS) 2 "Share-based Payment" was issued. We will be applying this Standard with effect from January 1, 2005. Therefore, the total value of stock options granted to senior executive personnel at the grant date will be determined using an option pricing model. The total value of the stock options at the grant date calculated in this way will be treated as a payroll cost spread over the period in which the Company receives the services of the employee. For fiscal years from 2005, the option value will be required to be expensed. This relates to option rights granted in 2003 and 2004.

We have calculated the notional amount which would need to be expensed if IFRS 2 were applied early. The table shows the number of option rights granted per tranche. In addition, it shows the number of shares in the various tranches for which the vesting period has expired. It also shows the notional expense for the period resulting from the valuation of each tranche issued.

For the fourth tranche, management availed itself of the right in 2004 to pay in cash the gain arising on the exercise of the options to the employees participating in the plan.

Options/subscribable shares in numbers

	1st tranche[1]	2nd tranche[1]	3rd tranche	4th tranche	5th tranche	Total
At January 1, 2004	**79,840**	**88,835**	**120,055**	**127,155**	**–**	**415,885**
expressed in shares	*239,520*	*266,505*				
Options granted	525	–	–	105	12,600	13,230
expressed in shares	*1,575*	–				
Options exercised	1,608	–	–	–	–	1,608
expressed in shares	*4,824*	–				
Options expired	3,150	11,375	5,475	8,070	–	28,070
expressed in shares	*9,450*	*34,125*				
At December 31, 2004	**75,607**	**77,460**	**114,580**	**119,190**	**12,600**	**399,437**
expressed in shares	*226,821*	*232,380*				
of which held by the Management Board	4,380	4,380	12,600	10,800	12,600	44,760
expressed in shares	*13,140*	*13,140*				
of which held by other senior executive personnel	71,227	73,080	101,980	108,390	–	354,677
expressed in shares	*213,680*	*219,240*				
Notional payroll costs 2004 (million euros)	–	2.1	4.7	3.6	0.1	10.5
Comparable notional payroll costs 2003 (million euros) (based on the situation at Dec. 31, 2004)	–	3.8	4.7	0.6	–	9.1
Notional payroll costs 2003 (million euros) (based on the situation at Dec. 31, 2003)	4.1	4.5	5.1	1.7	–	15.4

[1] number of exercisable options

The costs are calculated on the basis of the Black-Scholes option pricing model, modified to reflect the special features of the Stock Incentive Plan. The cost calculation was based on the following factors:

Black-Scholes option pricing model

	1st tranche	2nd tranche	3rd tranche	4th tranche	5th tranche
Exercise price (in euros)	63.13	71.23	72.40	57.66	71.28
Expected volatility of the share price (%)	35.0	33.1	32.4	24.7	26.6
Expected volatility of the index (%)	19.7	20.7	22.4	19.4	18.6
Expected lapse rate (%)	3	3	3	4	–
Risk-free interest rate (%)	5.19	4.18	4.78	4.27	3.96

The performance period relating to the first tranche of the Stock Incentive Plan launched in 2000 ended on July 10, 2003 and that of the second tranche on July 12, 2004. Hereafter, at any time during a five-year period, the option holders may exercise their right to acquire three Henkel preferred shares per option. The allocation of three shares per option was made solely as a result of the Henkel preferred share outperforming the comparative index (relative performance).

The absolute performance targets were not met. The options may be exercised at any time, except during blocked periods which cover the four weeks prior to the reporting dates of the Company.

As the agreed purchase price (exercise price) of the second tranche was higher than the quoted market price of Henkel preferred shares at December 31, 2004, the options had no value at this date. However, in 2004 some option rights from the first tranche were exercised.

(38) Employee numbers

Annual average excluding apprentices and trainees, work experience students and interns, based on quarterly figures.

Employee numbers

	2003	**2004**
Production and engineering	22,296	23,238
Marketing, sales and distribution	13,886	14,660
Research, development and applications engineering	2,981	2,844
Administration	9,165	9,205
Total	**48,328**	**49,947**

(39) Value added statement

Value added statement in million euros

	2003	%	**2004**	%
Sales/Income	**9,967**	**100.0**	**12,830**	**100.0**
Cost of materials	-3,683	-37.0	-4,450	-35.0
Depreciation/write-ups of fixed assets	-411	-4.1	-853	-6.6
Other expenses	-2,933	-29.4	-3,328	-25.9
Value added	**2,940**	**29.5**	**4,199**	**32.7**
Paid to				
employees	1,916	65.2	2,010	47.9
central and local government	291	9.9	232	5.5
lenders	203	6.9	221	5.3
shareholders	167	5.6	185	4.4
minority shareholders	11	0.4	1	-
Reinvested in the Group	**352**	**12.0**	**1,550**	**36.9**

(40) Segment information

The primary format for reporting the activities of the Henkel Group by segment is by business sector and the secondary format is by geographical region. This classification is linked to the Group's internal management systems for its operating business.

The activities of the Henkel Group are analyzed between the following segments: Laundry & Home Care, Cosmetics/Toiletries, Consumer and Craftsmen Adhesives, Henkel Technologies and Corporate.

Laundry & Home Care

This business sector produces and sells detergents, laundry care products, and dishwashing and cleaning products. As a result of the Dial acquisition and the Clorox exchange deal, the product portfolio has expanded to include food and insecticides.

Cosmetics/Toiletries

The product range of this business sector comprises hair care, body care, skin care and oral hygiene products, and hair salon products.

Consumer and Craftsmen Adhesives

This business sector produces and sells cyanoacrylates, office products for gluing and correcting applications, adhesive tapes, high-strength contact adhesives, and adhesives for home decoration, building and DIY applications.

Henkel Technologies

This sector produces and supplies products for adhesives, sealants and surface treatment.

Corporate

Group overheads and Central Research costs are incorporated into this segment, together with income and expenses that cannot be allocated to individual business sectors. During the fiscal year, the costs of the Advanced Restructuring measures and impairment losses on goodwill were also included here. In 2004, the segment information by geographical region was brought into line with the management reporting system, so that **Germany** and **Europe** are included in one segment. The prior-year figures have been restated accordingly.

Reconciliation between net operating assets/capital employed and balance sheet figures in million euros

	Net operating assets		**Balance sheet figures**	
	Annual average[1] 2004	Dec. 31, 2004	**Dec. 31, 2004**	
Goodwill at book value	2,957	3,284	3,284	Goodwill at book value
Other intangible assets and property, plant and equipment (total)	2,661	3,078	3,078	Other intangible assets and property, plant and equipment (total)
			1,038	Financial assets
			327	Deferred tax assets
Inventories	1,183	1,196	1,196	Inventories
Trade accounts receivable from third parties	1,777	1,743	1,743	Trade accounts receivable from third parties
Intra-Group trade accounts receivable	565	640		
Other receivables and miscellaneous assets[2]	384	381	777	Other receivables and miscellaneous assets
			1,695	Liquid funds/marketable securities
Operating assets (gross)	**9,527**	**10,322**	**13,138**	**Total assets**
– Operating liabilities	2,764	3,144		
of which Trade accounts payable to third parties	998	1,099	1,099	Trade accounts payable to third parties
Intra-Group trade accounts payable	555	633		
Other provisions and other liabilities[2]	1,211	1,412	1,991	Other provisions and other liabilities
Net operating assets	**6,763**	**7,178**		
– Goodwill at book value	2,957	3,284		
+ Goodwill at cost	3,835	4,588		
Capital employed	**7,641**	**8,482**		

[1] the annual average is calculated on the basis of the twelve monthly figures

[2] only amounts relating to operating activities are taken into account in calculating net operating assets

(41) Information on earnings per share

The Stock Incentive Plan (Note 37) currently results in a dilution of earnings per share of three eurocents. After adjusting for exceptional items, the dilution is less than one eurocent.

Earnings per share in million euros

	Earnings after minority interests		Earnings before exceptional items after minority interests	
	2003	**2004**	2003[4]	**2004**[5]
Net earnings	**519**	**1,735**	**493**	**543**
Dividends ordinary shares	99	107	99	107
Dividends preferred shares	68	74	68	74
Total dividends	167	181	167	181
Retained profit per ordinary share	212	938	197	218
Retained profit per preferred share	140	616	129	144
Retained profit	**352**	**1,554**[3]	**326**	**362**[3]
Number of ordinary shares	86,598,625	86,598,625	86,598,625	86,598,625
Dividend per ordinary share	1.14	1.24	1.14	1.24
Retained profit per ordinary share	2.45	10.83	2.27	2.52
EPS per ordinary share in euros	**3.59**	**12.07**	**3.41**	**3.76**
Number of outstanding preferred shares[1]	56,891,925	56,894,420	56,891,925	56,894,420
Dividend per preferred share	1.20	1.30	1.20	1.30
Retained profit per preferred share	2.45	10.83	2.27	2.52
EPS per preferred share in euros	**3.65**	**12.13**	**3.47**	**3.82**
Number of potential outstanding preferred shares[2]	56,891,925	57,005,603	56,891,925	57,005,603
Dividend per preferred share	1.20	1.30	1.20	1.30
Retained profit per preferred share	2.45	10.80	2.27	2.52
Diluted EPS per preferred share in euros	**3.65**	**12.10**	**3.47**	**3.82**

[1] weighted annual average of preferred shares (Henkel buy-back program) [2] weighted annual average of preferred shares adjusted for the potential number of shares in accordance with the Stock Incentive Plan [3] including: earnings attributable to treasury stock [4] exceptional items 2003: sale of participation in Wella, Extended Restructuring measures, Clorox share buy-back [5] exceptional items 2004: exchange of investment in Clorox, impairment losses on goodwill, Advanced Restructuring measures

(42) Information on the cash flow statement

The cash flow statement for 2004 takes into account the effects of the exchange of the strategic investment in Clorox. Cash flow from operating activities includes an amount of 1,770 million euros in EBIT which relates to the gain on disposal. The effect of this on the cash flow is eliminated in the "Net gains/losses from disposal of fixed assets" line. Also included in EBIT and in depreciation is an amount of 242 million euros relating to impairment losses on goodwill and an amount of 89 million euros relating to impairment losses on property, plant and equipment, which have been recognized as a result of the implementation of the Advanced Restructuring measures. An amount of 308 million euros relating to provisions for the Advanced Restructuring measures is included under the heading "Change in liabilities and provisions".

Cash flow from investing activities/acquisitions includes the cash inflow from the Clorox exchange deal (2,282 million euros) and the funds from the repaid Cognis loan (413 million euros) under the heading "Proceeds from disposals of fixed assets". Also included in the cash flow from investing activities/acquisitions is an amount of 3,418 million euros (previous year: 211 million euros) relating to acquisitions made in order to expand the operations of the business sectors. Of this amount, 1,927 million euros relates to the Laundry & Home Care business sector, 997 million euros to Cosmetics/ Toiletries, 129 million euros to Consumer and Craftsmen Adhesives and 365 million euros to Henkel Technologies.

Cash flow from financing activities includes dividends from Clorox and Ecolab of 72 million euros (previous year: 74 million euros) in the "Dividends and interest paid and received" line.

(43) Related party transactions

Information required by § 160 (1) No. 8 of the German Corporation Law (AktG):

The Company has been notified that since July 8, 2004, a total of 44,583,767 votes, representing in total 51.48 percent of the voting rights in Henkel KGaA are held by:

- 62 members of the families of the descendants of Fritz Henkel, the Company's founder,
- two foundations set up by members of those families,
- one civil-law partnership set up by members of those families, and
- 14 private limited companies set up by members of those families and one limited partnership with a limited company as general partner under the terms of a share pooling agreement (agreement restricting the transfer of shares) as envisaged in § 22 (2) of the German Securities Trading Law (WpHG), whereby the shares held by the 14 private limited companies and by the limited partnership representing 17.74 percent are attributed (as envisaged in § 22 (1) No. 1 of the WpHG) to the family members who control those companies.

Jahr Vermögensverwaltung GmbH & Co. KG holds 5,290,000 ordinary shares in Henkel KGaA (6.11 percent of the voting capital of Henkel KGaA), thereby exceeding the threshold of 5 percent of the total voting rights in Henkel KGaA. Jahr Vermögensverwaltung GmbH & Co. KG has undertaken, under the terms of an agreement concluded with the parties to the Henkel share pooling agreement, to exercise its voting rights at the Annual General Meeting of Henkel KGaA in concert with the parties to the Henkel share pooling agreement whenever the latter have decided to cast all their votes in the same way. Under § 22 (2) WpHG, this agreement means that the voting rights in Henkel KGaA held by the parties to the Henkel share pooling agreement and by Jahr Vermögensverwaltung GmbH & Co. KG (which together represent 57.59 percent of the total voting rights) are attributable to each other.

As in the case of Jahr Vermögensverwaltung GmbH & Co. KG, the 5 percent threshold of voting rights in Henkel KGaA is exceeded by Mr. Christoph Henkel with voting rights attached to 5,044,139 ordinary shares in Henkel KGaA (representing a rounded percentage of 5.825 percent). No other party to the share pooling agreement has 5 percent or more of the total voting rights in Henkel KGaA, even after adding voting rights expressly granted under the terms of usufruct agreements.

Mr. Albrecht Woeste, Düsseldorf, is the authorized representative of the parties to the Henkel share pooling agreement.

Members of the families of the descendants of Fritz Henkel, the Company's founder, who hold shares in Henkel KGaA, and members of the Shareholders' Committee advanced funds on loan to the Henkel Group in the year under review, on which interest has been payable at an average rate of 2.375 percent (previous year: 2.6 percent). The average total amount of capital advanced to the Henkel Group during the year was 380 million euros (previous year: 456 million euros); the balance at December 31, 2004 was 368 million euros (balance at December 31, 2003: 391 million euros). Members of the Supervisory Board who are not also members of the Shareholders' Committee advanced funds on loan to the Henkel Group in the year under review averaging 13 million euros (previous year: 13 million euros); the balance at December 31, 2004 was 13 million euros (balance at December 31, 2003: 14 million euros) at an average interest rate of 2.375 percent (previous year: 2.6 percent).

At December 31, 2004, loans to members of the Management Board included in miscellaneous assets amounted to 500,000 euros. One loan is secured by a real estate mortgage and has a residual term of 5 years. During the fiscal year, mortgage repayments totaling 100,000 euros were made in respect of this loan. The loan is subject to interest at the German Federal Bank base rate up to a maximum of 5.5 percent.

In addition to the above, some companies in the Henkel Group and the associated company Ecolab have supplied goods and services to each other on prevailing market terms during the course of normal business activities.

(44) Emoluments of the corporate bodies

The total emoluments (fixed fees, bonus dividends for fiscal 2004 and attendance fees) for members of the Supervisory Board in the year under review amounted to 882 thousand euros (previous year: 805 thousand euros) including value added tax.

The members of the Shareholders' Committee received total emoluments (fixed fees and bonus dividends for fiscal 2004) of 1,670 thousand euros in the year under review (previous year: 1,640 thousand euros).

The recent decision of the German Federal Supreme Court has raised the issue of the admissibility of remuneration components which are dependent on share prices. Against this background, the members of the Supervisory Board and of the Shareholders' Committee have decided to waive any value creation rights as a remuneration component based on long-term business success with respect to fiscal 2004 and previous years. A new long-term pay component will be presented for approval at the 2005 Annual General Meeting.

The total remuneration paid to members of the Management Board for the performance of their duties at Henkel KGaA and at subsidiaries in the fiscal year was 13,513 thousand euros (previous year: 11,650 thousand euros). The good business results achieved led to an increase in performance-related pay. Total emoluments also include 12,600 option rights valued at 666 thousand euros granted in 2004 under the Stock Incentive Plan (long-term incentive). A breakdown of total emoluments is shown in the table below.

Total emoluments in thousand euros

	2003	%	**2004**	%
Fixed fees	3,204	27.5	3,335	24.7
Performance-related pay (short-term incentive)	7,168	61.5	9,162	67.8
Other emoluments	273	2.4	350	2.6
Total cash remuneration	**10,645**		**12,847**	
Option rights (long-term incentive)	1,005	8.6	666	4.9
Total emoluments	**11,650**	**100.0**	**13,513**	**100.0**

The performance period for the second tranche of options in the Stock Incentive Plan set up in 2000 ended on July 12, 2004. After this date, the members of the Management Board of Henkel KGaA are entitled to acquire three Henkel preferred shares per option right within a period of five years. The rights can be exercised at any time except during blocked periods which cover the four weeks prior to the reporting dates of the Company.

As the agreed purchase price (exercise price) for the second tranche was higher than the quoted market price for Henkel preferred shares at December 31, 2004, the options had no value at this date.

A total of 45,437 thousand euros (previous year: 45,890 thousand euros) has been provided for pension obligations to former members of the Management Board of Henkel KGaA and the former managing directors of its legal predecessor, and their surviving dependents. Amounts paid during the year under review totaled 3,700 thousand euros (previous year: 6,859 thousand euros).

The loan to a member of the Management Board, included under miscellaneous assets at December 31, 2004 and secured by a real estate mortgage, amounted to 500 thousand euros (previous year: 600 thousand euros). The loan is subject to interest at the German Federal Bank base rate up to a maximum of 5.5 percent.

(45) Declaration of compliance with the German Corporate Governance Code

In February 2004, the Management Board, Supervisory Board and Shareholders' Committee approved a joint declaration of compliance with the recommendations of the German Corporate Governance Code in accordance with § 161 of the German Corporation Law (AktG). The declaration has been made permanently available to shareholders on the Company website (www.ir.henkel.com).

(46) Principal subsidiary companies and groups of companies

A list of the investments held by Henkel KGaA and the Henkel Group is filed with the Commercial Register at the Municipal Court in Düsseldorf under number B 4724 and is also available for inspection at the Annual General Meeting.

(47) Participations in associated companies

Ecolab Inc., St. Paul, Minnesota, USA

Product groups: Products and services for industrial and institutional hygiene, textile hygiene, vehicle cleaning and automotive care, water treatment, pest control, commercial kitchen service.

- Henkel owns 72.7 million shares in Ecolab Inc., which represents a participating interest of 28.2 percent.
- We expect a 10 percent increase in sales to 4.1 billion US dollars in fiscal 2004.
- The share price of Ecolab rose by 27.9 percent in 2004. The market value of our participation at December 31, 2004 was 2,544 million US dollars (previous year: 1,990 million US dollars). This is equivalent to 1,867 million euros (previous year: 1,575 million euros).

(48) Events after the balance sheet date

In the first days of January, we announced extensive restructuring measures in various companies in the Sovereign Group acquired by Henkel in December 2004 (see Note 16). On January 13, 2005, we informed the legally responsible corporate body of our French subsidiary Henkel France S.A. of our intention ("projet") to close the detergents site in Reims. These measures and initiatives will result in charges against earnings, the effects of which are deemed to be immaterial in relation to the earnings for the fiscal year.

(49) Information required by § 292a HGB (German Commercial Code)

The requirements set out in § 292a (1) HGB have been met, allowing the preparation of the consolidated financial statements of Henkel KGaA in accordance with International Financial Reporting Standards (IFRS).

The departures from German law which apply to Henkel relate to

- the recognition of translation differences as income or expenses in the period in which they arise,
- the recognition of unused tax loss carry-forwards as deferred tax assets,
- the measurement of financial instruments at their fair values,
- the cessation of scheduled amortization of goodwill of and other intangible assets with indefinite useful lives (for acquisitions on or after March 31, 2004),
- the capitalization of internally-generated intangible assets.

Recommendation for approval of the annual financial statements and appropriation of the profit of Henkel KGaA

The personally liable managing partners, the Shareholders' Committee and the Supervisory Board recommend that the annual financial statements of Henkel KGaA, which show an unappropriated profit of 184,586,207.50 euros be approved as presented.

The personally liable managing partners, the Shareholders' Committee and the Supervisory Board recommend that the unappropriated profit of 184,586,207.50 euros for the year ended December 31, 2004 be applied as follows:

a) Payment of a dividend of 1.24 euros per ordinary share on 86,598,625 shares = 107,382,295.00 euros
b) Payment of a dividend of 1.30 euros per preferred share on 59,387,625 shares = 77,203,912.50 euros
= 184,586,207.50 euros

Treasury stocks are not entitled to dividend. The amount in unappropriated profit which relates to the shares held by the Company at the date of the Annual General Meeting is transferred to other revenue reserves.

Düsseldorf, January 28, 2005

The personally liable managing partners of Henkel KGaA

Prof. Dr. Ulrich Lehner (Chairman of the Management Board)
Dr. Jochen Krautter
Dr. Klaus Morwind
Prof. Dr. Uwe Specht

The Shareholders' Committee

Dipl.-Ing. Albrecht Woeste (Chairman)

Financial statements of Henkel KGaA (summarized)[1]

Statement of Income in million euros

	2003	**2004**
Sales	**2,707**	**2,664**
Cost of sales	–1,788[2]	–1,774
Gross profit	**919**	**890**
Selling, research and administrative expenses	–971[2]	–1,000
Other income (net of other expenses)	123	144
Exceptional items:		
Sale of participation in Wella	81	–
Costs of Extended Restructuring/Advanced Restructuring	–24	–86
Operating profit	**128**	**–52**
Financial items	**72**	**258**
Change in special accounts with reserve element	13	17
Earnings before tax	**213**	**223**
Taxes on income	–26	–36
Net earnings	**187**	**187**
Allocation to revenue reserves	–20	–2
Unappropriated profit[3]	**167**	**185**

Balance Sheet in million euros

	Dec. 31, 2003	**Dec. 31, 2004**
Property, plant & equipment and intangible assets	398	595
Financial assets	4,935	5,276
Fixed assets	**5,333**	**5,871**
Inventories	174	174
Receivables and miscellaneous assets/Deferred charges	2,244	3,793
Treasury stock	154	158
Liquid funds/Marketable securities	1,073	33
Current assets	**3,645**	**4,158**
Total assets	**8,978**	**10,029**
Shareholders' equity	**4,031**	**4,051**
Special accounts with reserve element	208	236
Provisions	1,572	1,721
Liabilities	3,167	4,021
Total equity and liabilities	**8,978**	**10,029**

[1] the full financial statements of Henkel KGaA with the auditors' unqualified opinion are published in the Bundesanzeiger (German Federal Gazette) and filed with the Commercial Register in Düsseldorf; copies can be obtained from Henkel KGaA on request

[2] the allocation of costs to the individual functions was revised in 2004; figures for the previous year have been restated

[3] statement of income figures are rounded; unappropriated profit 166,992,742.50 euros for 2003 and 184,586,207.50 euros for 2004

Statement by the Management Board

The personally liable managing partners of Henkel KGaA are responsible for the preparation of the consolidated financial statements and the Group management report. The annual financial statements, the consolidated financial statements and the management reports have been unanimously approved by the members of the Management Board.

The consolidated financial statements have been prepared on the basis of International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS).

The Management Board has taken steps to ensure the integrity of the reporting process and compliance with the relevant legal regulations by establishing effective internal control systems at the companies which are included in the consolidated financial statements. Appropriate training is provided to make sure that the employees responsible are suitably qualified to meet the required standards. Staff training is centered around the Company's mission statement and principles and strategies developed within the Company. Compliance with these principles is continually monitored by the Management Board. Compliance with regulations and the reliability and functional efficiency of the control systems are kept under constant review across the Group by the Internal Audit department.

These measures, coupled with reporting procedures based on standard guidelines throughout the Group, ensure that the financial records properly reflect all business transactions. They also enable the Management Board to recognize changes in business circumstances and the ensuing risks to assets and financial arrangements as they occur.

Our risk management systems in place for Henkel KGaA and the Henkel Group ensure, in accordance with the requirements of company law, that any developments which could endanger the future of Henkel KGaA or of the Henkel Group are recognized in good time and that appropriate measures can be taken where necessary. This also provides the foundation for the accuracy of information disclosed in the consolidated financial statements and Group management report and in the individual company financial statements incorporated therein.

The Management Board is committed to delivering a steady increase in shareholder value. The Group is managed on principles of sustainable development in the interests of shareholders and in full awareness of its responsibility toward employees, society and the environment in every country in which Henkel operates.

As required by § 161 of the German Corporation Law (AktG), the Management Board, the Supervisory Board and the Shareholders' Committee have approved a joint declaration of compliance with the recommendations of the German Corporate Governance Code.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, in accordance with a resolution adopted by shareholders at the Annual General Meeting and as instructed by the Supervisory Board, has audited the consolidated financial statements and the Group management report. The auditors' report is reproduced on page 97. The consolidated financial statements, the Group management report and the audit report have been discussed in detail, with the auditors present, at a meeting of the Supervisory Board held for that purpose. The report of the Supervisory Board is reproduced on page 96.

Düsseldorf, January 28, 2005

The Management Board of Henkel KGaA

Report of the Supervisory Board

During the course of fiscal 2004, the Supervisory Board monitored and advised the Management Board, as required by law and the Company's articles of association.

The Management Board has kept the Supervisory Board up to date and fully informed about the progress of the Company and all material business transactions. Sales and earnings of the Henkel Group as a whole and of each business sector and geographical region have been presented in the Group's quarterly reports. In addition, the Chairman of the Supervisory Board was in regular contact with the Chairman of the Management Board outside board meetings, discussing important questions of Company policy and business performance.

Four meetings were held during the year, at which joint deliberations with the Management Board focused on important individual projects and courses of action, and on strategic issues.

As well as current business performance, the following matters were discussed in detail:

- Corporate strategy
- Short-term and long-term corporate and financial planning
- Human resource strategies and policies

In its discussions advising on corporate strategy, the Supervisory Board concentrated in particular on the future direction of The Dial Corporation, USA. Topics considered were the further expansion of the brands business in the United States and Asia through the acquisition of relevant business activities from The Clorox Company, USA, in exchange for Henkel's previous 28.8 percent participation in Clorox, and also the acquisition of the US adhesives company Sovereign Specialty Chemicals, Inc.

Other focuses for discussion were the development of Henkel's industrial business, the situation in the German detergents market and the Advanced Restructuring measures.

The annual financial statements of Henkel KGaA for the year ended December 31, 2004 and the consolidated financial statements and management reports, including the accounting records from which they were prepared, have been examined by the auditors appointed at the last Annual General Meeting, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main ("KPMG"), and given an unqualified audit opinion.

KPMG reports that the annual financial statements give a true and fair view of the net assets, financial position and results of operations of Henkel KGaA in accordance with German principles of proper accounting, and that the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group and of its cash flows for the year under review, and comply with International Financial Reporting Standards. KPMG further confirmed that the consolidated financial statements and Group management report for the year under review meet the requirements for exemption from the duty to prepare consolidated financial statements under German company law.

All the financial statement documentation and the recommendation by the personally liable managing partners for the appropriation of profit, as well as the audit reports of KPMG, have been laid before the Supervisory Board. They have been examined by the Supervisory Board and, at a meeting on February 15, 2005, discussed in the presence of the auditors, who reported on their main audit findings. This was coupled with a discussion about Henkel's risk management procedures. The risk management system meets the legal requirements; there was no evidence of any risks which could endanger the continued existence of the Group as a going concern. At this meeting, the proposed resolutions for the Annual General Meeting and the joint Declaration of Compliance with the German Corporate Governance Code to be made by the Management Board, Shareholders' Committee and Supervisory Board for 2005 were also discussed and approved.

The Supervisory Board concurs with the auditors' findings and, after concluding its own examination, has no reservations. At its meeting held on February 15, 2005, the Supervisory Board endorsed the annual financial statements, the consolidated financial statements and the management reports as well as the recommendation for the appropriation of the net earnings for the year. The Supervisory Board has also endorsed the recommendation by the personally liable managing partners for the appropriation of profit.

Dr. h.c. Jürgen Walter retired from the Supervisory Board effective September 30, 2004, having been a member since 1984. The Supervisory Board paid tribute to Dr. Walter for his contribution. His place was taken by Mrs Andrea Pichottka, who was appointed as a member of the Supervisory Board on the basis of a decree issued by the Düsseldorf Municipal Court on October 26, 2004.

The Supervisory Board would like to thank the Management Board and all Henkel employees for their hard work in 2004.

Düsseldorf, February 15, 2005

The Supervisory Board Dipl.-Ing. Albrecht Woeste (Chairman)

Auditors' Report

"We have audited the consolidated financial statements prepared by Henkel Kommanditgesellschaft auf Aktien ("Henkel") for the year ended December 31, 2004, comprising the consolidated balance sheet and the related consolidated statements of income, changes in equity and cash flows, and notes to the financial statements. The preparation and content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the personally liable managing partners of Henkel Kommanditgesellschaft auf Aktien. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German audit regulations and generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and of the economic and legal environment in which the Henkel Group operates and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the personally liable managing partners, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Henkel Group and of its cash flows for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extended to the Group management report for the year ended December 31, 2004 prepared by the personally liable managing partners, has not led to any reservations. In our opinion, the Group management report provides a suitable understanding of the Group's overall position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Group management report for the year ended December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and a Group management report in accordance with German company law."

Düsseldorf, January 28, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rüdiger Reinke	Günter Nunnenkamp
Wirtschaftsprüfer	Wirtschaftsprüfer

Corporate Management of Henkel KGaA

Boards/memberships as defined by § 125(1), sentence 3, German Corporation Law (AktG) as at January 2005

Supervisory Board

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Dipl.-Ing. Albrecht Woeste Chairman, Private Investor, Düsseldorf Born in 1935 Member from June 27, 1988	Allianz Lebensvers.-AG, Deutsche Bank AG	R. Woeste & Co. GmbH & Co. KG
Winfried Zander Vice-Chairman, Chairman of the Works Council of Henkel KGaA, Düsseldorf Born in 1954 Member from May 17, 1993		
Dr. Simone Bagel-Trah Private Investor, Düsseldorf Born in 1969 Member from April 30, 2001		
Hans Dietrichs Chairman of the Works Council of Henkel Genthin GmbH, Genthin Born in 1943 Member from May 4, 1998		
Benedikt-Joachim Freiherr von Herman Forester, Wain Born in 1941 Member from December 3, 1990		Holzhof Oberschwaben eG
Bernd Hinz Vice-Chairman of the Works Council of Henkel KGaA, Düsseldorf Born in 1951 Member from May 4, 1998		
Prof. Dr. Dr. h.c. mult. Heribert Meffert Former Director of the Institute of Marketing, University of Münster; Chairman of the Executive Board of Bertelsmann Foundation, Münster Born in 1937 Member from May 4, 1998	BASF Coatings AG, Kaufhof Warenhaus AG	UNIPLAN International GmbH & Co. KG
Andrea Pichottka (from October 26, 2004) HQ Organizations and Advertising Manager at IG Bergbau, Chemie, Energie, Hanover Born in 1959 Member from October 26, 2004	Siltronic AG	
Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber Former Federal Minister for Research and Technology, Frankfurt am Main Born in 1935 Member from May 4, 1998	Altana AG, Evotec OAI AG (Chairman), Frankfurter Allgemeine Zeitung GmbH, InSynCo AG (Vice-Chairman), Kabel Deutschland GmbH (Chairman), VfW AG (Vice-Chairman), Vodafone GmbH	HBM BioVentures AG, Switzerland, Heidelberg Innovation BioScience, Venture II GmbH & Co. KG

Supervisory Board (continued)

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Heinrich Thorbecke Private Investor, St. Gallen, Switzerland Born in 1936 *Member from May 4, 1998*		In Gassen Immobilien AG, Switzerland, Intervalor Holding AG, Switzerland, Kursana AG, Switzerland
Michael Vassiliadis Member of the Executive Committee of IG Bergbau, Chemie, Energie, Hanover Born in 1964 Member from May 4, 1998	BASF AG, K+S AG (Vice-Chairman), K+S Kali GmbH (Vice-Chairman), mg technologies ag	
Bernhard Walter Former Chairman of Dresdner Bank AG, Frankfurt am Main Born in 1942 Member from May 4, 1998	Bilfinger Berger AG, DaimlerChrysler AG, Deutsche Telekom AG, mg technologies ag, Staatliche Porzellan-Manufaktur Meissen GmbH, Wintershall AG (Vice-Chairman)	KG Allgemeine Leasing GmbH & Co. (Chairman of Executive Committee)
Dr. h.c. Jürgen Walter (to September 30, 2004) Member of the Executive Committee of IG Bergbau, Chemie, Energie, Hanover Born in 1945 Member from February 27, 1984	BASF Schwarzheide GmbH, RWE Umwelt AG	
Brigitte Weber *Member of the Works Council of* Henkel KGaA, Düsseldorf Born in 1950 Member from January 1, 2000		
Werner Wenning Chairman of the Executive Board of Bayer AG, Leverkusen Born in 1946 Member from April 14, 2003	Gerling-Konzern Versicherungs- Beteiligungs AG	
Dr. Anneliese Wilsch-Irrgang Chemist, Düsseldorf Representative of the Senior Staff of Henkel KGaA Born in 1958 Member from May 4, 1998		
Rolf Zimmermann Member of the Works Council of Henkel KGaA, Düsseldorf Born in 1953 Member from October 9, 2002		

Shareholders' Committee

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Dipl.-Ing. Albrecht Woeste Chairman, Private Investor, Düsseldorf Born in 1935 Member from June 14, 1976	Allianz Lebensvers.-AG, Deutsche Bank AG	R. Woeste & Co. GmbH & Co. KG
Stefan Hamelmann Vice-Chairman (from June 23, 2004) Private Investor, Düsseldorf Born in 1963 Member from May 3, 1999		Ecolab Inc., USA
Christoph Henkel Vice-Chairman Private Investor, London Born in 1958 Member from May 27, 1991		Henkel Corp., USA
Dr. Jürgen Manchot (died April 29, 2004) Vice-Chairman, Chemist, Düsseldorf Born in 1936 Member from January 1, 1975	LTS Lohmann Therapie-Systeme AG	
Dr. Paul Achleitner Member of the Board of Allianz AG, Munich Born in 1956 Member from April 30, 2001	Bayer AG, MAN AG (Second Vice-Chairman), RWE AG Group mandate: Allianz Global Investors AG, Allianz Immobilien GmbH (Chairman)	ÖIAG, Austria
Dr. h.c. Ulrich Hartmann Former Chairman of the Board of E.ON AG, Düsseldorf Born in 1938 Member from May 4, 1998	Deutsche Bank AG, Deutsche Lufthansa AG, E.ON AG (Chairman), Hochtief AG, IKB Deutsche Industriebank AG (Chairman), Münchener Rückversicherungs- Gesellschaft AG	ARCELOR S.A., Luxembourg
Burkhard Schmidt Managing Director of Jahr Vermögensverwaltung GmbH & Co. KG, Hamburg Born in 1960 Member from June 23, 1999	Druck- und Verlagshaus Gruner + Jahr AG	Jahr Top Special Verlag GmbH & Co. KG (Chairman)
Konstantin von Unger Partner, Blue Corporate Finance, London Born in 1966 Member from April 14, 2003		Ten Lifestyle Management Ltd., UK

Shareholders' Committee (continued)

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Karel Vuursteen Former Chairman of the Executive Board of Heineken N.V., Amsterdam Born in 1941 Member from May 6, 2002		AB Electrolux, Sweden, Akzo Nobel nv, Netherlands, Heineken Holding N.V., Netherlands, ING Groep nv, Netherlands, Royal Ahold nv, Netherlands
Dr. Hans-Dietrich Winkhaus Former President and Chief Executive Officer of Henkel KGaA, Düsseldorf Born in 1937 Member from May 8, 2000	BMW AG, Degussa AG, Deutsche Lufthansa AG, Ergo Versicherungsgruppe AG, Schwarz-Pharma AG (Chairman)	

Sub-committees of the Shareholders' Committee

	Functions	Members (as at December 31, 2004)
Finance Committee	The Finance Committee deals principally with financial matters, accounting issues including the statutory year-end audit, taxation and accounting policy, internal auditing and corporate risk management.	Christoph Henkel, Chairman Stefan Hamelmann, Vice-Chairman Dr. Paul Achleitner Burkhard Schmidt Dr. Hans-Dietrich Winkhaus
Human Resources Committee	The Human Resources Committee deals principally with personnel matters for members of the Management Board, issues relating to the human resources strategy and remuneration.	Dipl.-Ing. Albrecht Woeste, Chairman Konstantin von Unger, Vice-Chairman Dr. h.c. Ulrich Hartmann Karel Vuursteen

Management Board

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Prof. Dr. Ulrich Lehner[1] Chairman Born in 1946 Member from April 1, 1995	E.ON AG, HSBC Trinkaus & Burkhardt KGaA	Dial Corp., USA (Chairman), Ecolab Inc., USA, Henkel Corp., USA (Chairman), Henkel of America Inc., USA (Chairman), Novartis AG, Switzerland
Dr. Jochen Krautter[1] Henkel Technologies Born in 1942 Member from June 15, 1992	BASF Coatings AG	Ecolab Inc., USA
Alois Linder Consumer and Craftsmen Adhesives Born in 1947 Member from January 1, 2002		Henkel Corp., USA

[1] Personally liable managing partner

Management Board (continued)

	Membership of statutory supervisory boards	Membership of comparable supervisory bodies
Dr. Klaus Morwind[1] Laundry & Home Care Born in 1943 Member from January 1, 1991		Henkel Central Eastern Europe Ges.mbH, Austria, Henkel Ibérica S.A., Spain
Prof. Dr. Uwe Specht[1] Cosmetics/Toiletries Born in 1943 Member from May 6, 1985		Henkel & Cie AG, Switzerland
Dr. Lothar Steinebach Finance Born in 1948 Member from July 1, 2003		Ashwa Adhesives Industries Ltd., Saudi Arabia, Dial Corp., USA, Dial Holdings, Inc., USA, Henkel Adhesives Middle East E.C., Bahrain, Henkel Corp., USA, Henkel Ltd., UK, Henkel China Investment Co. Ltd., China, Henkel Technologies Egypt SAE, Egypt
Knut Weinke Human Resources/Logistics/ Information Technologies Born in 1943 Member from January 1, 2002		cc-Hubwoo.com S.A., France, Dial Corp., USA, Henkel Belgium S.A., Belgium, Henkel France S.A., France, Henkel Nederland B.V., Netherlands, Henkel Norden AB, Sweden

[1] Personally liable managing partner

Operating Management of Henkel KGaA

Dr. Franz-Josef Acher
Law

Dr. Ramón Bacardit
Operations/Research Technologies

Alain Bauwens
Cleaners

Wolfgang Beynio
Finance/Controlling (from January 1, 2005)

Pierre Brusselmans
Corporate Development

Hans Van Bylen
Hair Care/Cosmetics Overseas and North America

Gunter Effey
Holthausen Plant Services

Jean Fayolle
Industrial Division Technologies

Dr. Wolfgang Gawrisch
Research/Technology

Heinrich Grün
Transportation/Electronics Technologies

Wolfgang Haumann
Detergents Production Supply Chain (to December 31, 2004)

Dr. Peter Hinzmann
Information Technologies

Dirk-Stephan Koedijk
Human Resources Management

Andreas Lange
Special Detergents International

Dr. Angela Paciello
Skin Care/Oral Care/ Cosmetics Central Europe

Jürgen Seidler
Detergents International

Stefan Sudhoff
Body Care/Fragrances/ Cosmetics Western and Southern Europe/MENA

As at January 1, 2005

Management Circle I Worldwide

Giacomo Archi
Faruk Arig

Georg Baratta-Dragono
Michael Beard
Pietro Beccari
Harald Bellm
Francisco Beltran
Marc Benoit
Antonio Beraza
Karl Bethell
Dr. Joachim Bolz
Willem Boomsluiter
Robert Bossuyt
Hanno Brenningmeyer
Daniel Brogan
Dr. Andreas Bruns
Eberhard Buse

Marco Cassoli
Dr. Peter Christophliemk
Dundar Ciftcioglu
Michael James Clarkson
Julian Colquitt
Bertrand Conqueret
Jürgen Convent
Francisco Cornellana
Jesus Cuadrado

Paul de Bruecker
Serge Delobel
Dr. Alexander Ditze
Peter Dowling
Eric Dumez

Wolfgang Eichstaedt
Dr. Horst Eierdanz
Stephen J. Ellis
Mohamed Elmasry
Marcelo Estivill

Thomas Feldbrügge
Dr. Thomas Foerster

Dr. Attilio Gatti
Holger Gerdes
Roberto Gianetti
Pierre Gibaud
Dr. Karl W. Gladt
Ralf Grauel
Bartholomew Griffin

Rainer M. Haertel
Ferdinand Harrer
Dr. Hubert Harth
Ludger Hazelaar
Dr. Alois Hoeger
Michael Horstmann
Dr. Stefan Huchler
Dr. Hans-Georg Hundeck

Dr. Jochen Jacobs
Dr. Joachim Jäckle
Theo Janschuk

John Kahl
Patrick Kaminski
Peter Kardorff
Dr. Klaus Kirchmayr
Dr. Wolfgang Klauck
John Knudson
Nurierdem Kocak
Dr. Harald Köster
Peter Kohl
Gerald Kohlsmith
Dr. Werner Krieger
Thomas-Gerd Kühn

Luis Carlos Lacorte
Sammy Loutfy
Oliver Luckenbach

Dr. Carlo Mackrodt
Dr. Klaus Marten
Lutz Mehlhorn
Joris Merckx
Hanno-Hagen Mietzner
David Minshaw
Dr. Clemens Mittelviefhaus
Eric Moley
Juan Morcego
Georg Müller
Dr. Heinrich Müller
Tina Müller
Dr. Thomas Müller-Kirschbaum
Rolf Münch
Rob Muir
Julio Munoz-Kampff
Liam Murphy

Christoph Neufeldt
Helmut Nuhn

Michael Ogrinz
Carlos Eduardo Orozco

Luis Palau Almenar
Campbell Peacock
Norbert Pestka
Bruno Piacenza
Arnd Picker
Kenneth Pina
Ingomar Poppek
Dr. Christian Poschik
Michael Prange
Dr. Wolfgang Preuß
Ernst Primosch
Dr. Volker Puchta

William Read
Dr. Michael Reuter
Robert Risse
Peter Ruiner

Anavangot Satishkumar
Wolfgang Schäufele
Wolfgang Scheiter
Gerhard Schlosser
Rolf Schlue
Aloys Schmeken
Dr. Matthias Schmidt
Dr. Hans-Willi Schroiff
Dr. Johann Seif
Dr. Simone Siebeke
Andrew Smith
Dr. Friedrich Stara
Bart Steenken
Dr. Walter Sterzel

Dr. Boris Tasche
Günter Thumser
Thomas Tönnesmann
Patrick Trippel
Rainer Tschersig

Robert Uytdewillegen

Viviane Verleye
Dr. Vincenzo Vitelli
Ramon Viver
Dr. Rainer Vogel
Dr. Dirk Vollmerhaus

Kim Walker
Bernd Wasserrab
Claus Weigandt
Gabriele Weiler
Andreas Welsch
Thomas Wetherell
Klaus-Dieter Weyers
Dr. Jürgen Wichelhaus
Dr. Winfried Wichelhaus
Dr. Hans-Christof Wilk
Dr. Rudolf Wittgen

Daniel Ypersiel

As at January 1, 2005

Henkel Group: Financial Highlights by Quarter

in million euros

		1st quarter		2nd quarter		3rd quarter		4th quarter	
		2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**
Sales									
Laundry & Home Care		779	750	780	938	771	970	744	959
Cosmetics/Toiletries		490	503	547	661	509	649	540	664
Consumer and Craftsmen Adhesives		319	343	310	365	351	395	333	343
Henkel Technologies		674	681	666	728	665	695	661	687
Corporate		75	66	75	64	75	63	72	68
Henkel Group		2,337	2,343	2,378	2,756	2,371	2,772	2,350	2,721
EBITA									
Laundry & Home Care		71	70	77	88	73	94	74	99
Cosmetics/Toiletries		51	51	62	82	53	69	62	89
Consumer and Craftsmen Adhesives		37	41	36	41	47	50	38	37
Henkel Technologies		63	71	72	85	59	69	66	74
Corporate		–22	–28	–35	–34	–28	–30	–25	1,344
Henkel Group		200	205	212	262	204	252	215	1,643
Corporate (before exceptional items)[1]		–22	–28	–35	–34	–24	–30	–25	–18
Henkel Group (before exceptional items)[1]		200	205	212	262	208	252	215	281
EBIT									
Laundry & Home Care		69	69	75	67	71	82	72	82
Cosmetics/Toiletries		42	42	54	61	44	52	54	70
Consumer and Craftsmen Adhesives		33	37	31	35	43	46	34	32
Henkel Technologies		46	55	55	69	42	52	51	59
Corporate		–22	–28	–35	–34	–28	–30	–25	1,102
Henkel Group		168	175	180	198	172	202	186	1,345
Corporate (before exceptional items)[1]		–22	–28	–35	–34	–24	–30	–25	–18
Henkel Group (before exceptional items)[1]		168	175	180	198	176	202	186	225
Earnings before tax		**177**	**186**	**193**	**205**	**183**	**200**	**215**	**1,330**
Earnings before tax and exceptional items[1]		**177**	**186**	**193**	**205**	**187**	**200**	**185**	**210**
Net earnings for the quarter		**116**	**129**	**127**	**135**	**121**	**135**	**166**	**1,337**
Net earnings for the quarter before exceptional items[1]		**116**	**129**	**127**	**135**	**125**	**135**	**136**	**145**
Earnings per preferred share before amortization of goodwill	**in euros**	**1.05**	**1.10**	**1.08**	**1.37**	**1.05**	**1.27**	**1.34**	**11.47**
Earnings per preferred share before amortization of goodwill and exceptional items[1]	**in euros**	**1.05**	**1.10**	**1.08**	**1.37**	**1.08**	**1.27**	**1.13**	**1.47**
Earnings per preferred share	**in euros**	**0.83**	**0.89**	**0.86**	**0.92**	**0.82**	**0.92**	**1.14**	**9.40**
Earnings per preferred share before exceptional items[1]	**in euros**	**0.83**	**0.89**	**0.86**	**0.92**	**0.85**	**0.92**	**0.93**	**1.09**

1) exceptional items 2003: sale of participation in Wella, Extended Restructuring measures, Clorox share buy-back
exceptional items 2004: exchange of investment in Clorox, impairment losses on goodwill, Advanced Restructuring measures

Henkel Group: Ten-Year Summary

in million euros

	1995	1996	1997	1998	1999	2000	2001	2002	2003	**2004**
Sales	7,259	8,335	10,259	10,909	11,361	12,779	9,410[8]	9,656	9,436	10,592
Operating profit (EBIT)	371	517	702	791	857	950	602[8]	666	706	800[20]
Earnings before tax	359	454	1,001	644	692	816	734[10]	664	768	801[20]
Net earnings	250	284	320[5]	372	404	505	476[9]	431	530[14]	544[20]
Earnings after minority interests	222	248	287	336	364	468	437[10]	435	519[15]	543[20]
Earnings per preferred share (EPS)	1.55[1]	1.74	3.76[6]	2.33	2.53	3.25	3.50[11]	3.06	3.65[16]	3.82[20]
Total assets	5,941	7,311	8,905	9,130	9,856	11,382	9,365	8,513	9,362	13,138
Fixed assets	3,351	4,012	5,040	5,164	5,504	6,295	5,490	4,927	4,723	7,400
Current assets (including deferred tax assets)	2,590	3,299	3,865	3,966	4,352	5,087	3,875	3,586	4,639	5,738
Debt	3,741	4,786	6,061	6,301	6,618	7,882	5,761	5,150	5,976	8,534
Shareholders' equity[2]	2,200	2,525	2,844	2,829	3,238	3,500	3,604	3,363	3,386	4,604
as % of total assets	37.0	34.5	31.9	31.0	32.9	30.8	38.5	39.5	36.2	35.0
Net return on sales (%)[3]	3.4	3.4	5.6	3.4	3.6	4.0	3.6[13]	4.5	5.6[17]	5.1[20]
Return on equity (%)[4]	12.3	12.5	13.1[7]	13.1	14.3	15.6	13.6[10]	12.0	15.8[18]	16.1
Dividend per ordinary share in euros	0.54	0.61	0.69	0.79	0.87	1.06	1.06	1.06	1.14	1.24[12]
Dividend per preferred share in euros	0.59	0.66	0.74	0.84	0.93	1.12	1.12	1.12	1.20	1.30[12]
Total dividends	82	93	104	119	131	157	156	156	167	185[12]
Capital expenditures (incl. financial assets)	1,078	833	2,127	979	746	1,359	664[8]	484	580[19]	4,628
Investment ratio as % of sales	14.9	10.0	20.7	9.0	6.6	10.6	5.3	5.1	6.1	43.7
Research and development costs	189	197	238	250	279	320	255[8]	259	257	272
Number of employees (annual average)										
Germany	14,684	15,473	15,138	15,257	15,065	15,408	11,121[8]	10,944	10,767	10,488
Abroad	27,044	30,904	38,615	41,034	41,555	45,067	36,241[8]	36,259	37,561	39,459
Total	**41,728**	**46,377**	**53,753**	**56,291**	**56,620**	**60,475**	**47,362**[8]	**47,203**	**48,328**	**49,947**

[1] calculated on the basis of HGB, from 1996 on the basis of IFRS
[2] including participating certificates and participating loans up to 1996
[3] net earnings ÷ sales
[4] net earnings ÷ average equity capital (from 1997 equity capital at beginning of year)
[5] 576 million euros including gain from sale of GFC shareholding (Degussa)
[6] excluding gain from sale of GFC shareholding, preferred share: 1.99 euros
[7] excluding gain from sale of GFC shareholding (Degussa)
[8] continuing businesses
[9] 541 million euros including net gain from exceptional items
[10] before exceptional items
[11] after the sale of Cognis and Henkel-Ecolab: 3.05 euros
[12] proposed
[13] net earnings ÷ sales of 13,060 million euros
[14] net earnings excluding Clorox share buy-back: 500 million euros
[15] earnings after minority interests excluding Clorox share buy-back: 489 million euros
[16] before exceptional items in 2003: sale of stake in Wella; Extended Restructuring measures and Clorox share buy-back: 3.47 euros
[17] net return on sales excluding Clorox share buy-back: 5.3 percent
[18] return on equity excluding Clorox share buy-back: 14.9 percent
[19] excluding Wella proceeds of 280 million euros
[20] before exceptional items

Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by:
Corporate Communications, Investor Relations

English translation by: Jeannette Jennings, Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Henkel, Andreas Fechner, Wilfried Wolter, Corbis, Getty Images, Zefa
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com

PR No.: 205 20.000
ISSN: 07244738
ISBN: 3-923324-00-6


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THE GLOBAL COMPACT

Calendar

Annual General Meeting of Henkel KGaA 2005:
Monday, April 18, 2005
CCD Congress Center, Düsseldorf

Publication of Report
for the First Quarter 2005:
Tuesday, May 3, 2005

Publication of Report
for the Second Quarter 2005:
Wednesday, August 3, 2005

Publication of Report
for the Third Quarter 2005:
Wednesday, November 2, 2005

Fall Press and Analysts' Conference 2005:
Wednesday, November 2, 2005

Press Conference for Fiscal 2005
and Analysts' Meeting 2006:
Tuesday, February 21, 2006

Annual General Meeting of Henkel KGaA 2006:
Monday, April 10, 2006

Up-to-date facts and figures on Henkel
also available on the internet: www.henkel.com

This publication was printed on paper from pulp bleached without chlorine, and bound with Purmelt MicroEmission for the highest standards in occupational health and safety. Glossy cover produced using water-based Liofol laminating adhesives from Henkel. All product names registered trademarks of Henkel KGaA, Düsseldorf, Germany or its affiliated companies.


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